   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON October 7, 1997
                                                   REGISTRATION NO. 333-36299
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                           PRE-EFFECTIVE AMENDMENT NO. 1
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                       MIAMI COMPUTER SUPPLY CORPORATION



    (Exact name of registrant as specified in its articles of incorporation)

             OHIO                            5110                  31-1001529
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                 Classification Code Number)     Identification
incorporation or organization)                                        No.)

                          4750 HEMPSTEAD STATION DRIVE
                               DAYTON, OHIO 45429
                                 (937) 291-8282

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               ALBERT L. SCHWARZ
                                   PRESIDENT
                       MIAMI COMPUTER SUPPLY CORPORATION
                          4750 HEMPSTEAD STATION DRIVE
                               DAYTON, OHIO 45429
                                 (937) 291-8282

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                           --------------------------

                                With a copy to:

                             TIMOTHY B. MATZ, ESQ.
                            JEFFREY A. KOEPPEL, ESQ.
                           FIORELLO J. VICENCIO, ESQ.
                     ELIAS, MATZ, TIERNAN & HERRICK L.L.P.
                       734 15TH STREET, N.W., 12TH FLOOR
                             WASHINGTON, D.C. 20005
                                 (202) 347-0300
                           COUNSEL TO THE REGISTRANT
                           --------------------------

 Approximate date of commencement of proposed sale to public: December 15, 1997
                           --------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                       PROPOSED MAXIMUM     PROPOSED MAXIMUM
            TITLE OF EACH CLASS OF                    AMOUNT TO         OFFERING PRICE          AGGREGATE           AMOUNT OF
          SECURITIES TO BE REGISTERED               BE REGISTERED        PER SHARE(1)       OFFERING PRICE(1)   REGISTRATION FEE(2)
Common Stock, no par value per share...........    391,109 shares              $13.313              $5,206,834           $1,580

(1) Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act of 1933 ("Securities Act") and computed pursuant to Rule 457(c) under the Securities Act based upon the average of the high and low prices of the Common Stock on September 19, 1997, as reported on the Nasdaq National Market.



(2) Registration fee of $1,580 previously paid.
                           --------------------------



    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

               SUBJECT TO COMPLETION, DATED OCTOBER 7, 1997
PROSPECTUS

                                 391,109 SHARES

                       MIAMI COMPUTER SUPPLY CORPORATION
[LOGO]

                                  COMMON STOCK

                               ------------------



    This prospectus ("Prospectus") covers 391,109 shares of common stock, without par value (the "Common Stock"), of Miami Computer Supply Corporation (the "Company"), which may be offered by the selling stockholders identified herein (the "Selling Stockholders") from time to time in the public market for their own benefit (the "Offering"). The Company will not receive any proceeds from this Offering. Certain expenses of this Offering which are estimated to be approximately $60,000 will be paid by the Company.

    The Common Stock currently trades on the Nasdaq National Market ("NNM") under the symbol "MCSC." As of August 31, 1997, the Company had 3,929,109 shares of Common Stock issued and outstanding. On October 2, 1997, the last reported closing sale price of the Common Stock on the NNM was $14.25 per share.



    THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 10.

                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                  THIS PROSPECTUS. ANY REPRESENTATION TO THE
                          CONTRARY IS A CRIMINAL OFFENSE.

               THE DATE OF THIS PROSPECTUS IS OCTOBER 7, 1997.

                            ------------------------

    The Company has obtained Federal service mark registration of the names "Miami Computer Supply Corporation-SM-," "Miami Computer Supply
International-SM-," "MCSI-SM-" and the associated Company logo. All other trademarks or registered trademarks or service marks appearing herein are trademarks or registered trademarks or service marks of the respective companies that utilize them.

                            ------------------------

    The Company currently furnishes, and intends to continue to furnish, its stockholders with annual reports containing consolidated financial statements audited by its independent accountants, together with an opinion thereon expressed by such accountants, and quarterly reports containing unaudited interim consolidated financial statements for each of the first three quarters of each fiscal year.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. THE FOLLOWING SUMMARY, IN ADDITION TO THE "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS" SECTIONS, CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE CERTAIN RISKS AND UNCERTAINTIES, WHICH INCLUDE, BUT ARE NOT LIMITED TO, THOSE FOUND IN THE "RISK FACTORS" SECTION. ACCORDINGLY, ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THOSE DISCUSSED HEREIN. UNLESS THE CONTEXT OTHERWISE REQUIRES, REFERENCES TO MIAMI COMPUTER SUPPLY CORPORATION INCLUDE ITS WHOLLY OWNED SUBSIDIARIES.

                                  THE COMPANY

    Miami Computer Supply Corporation, which was incorporated in September 1980 and commenced its business operations in 1981, is a distributor of computer and office automation supplies and accessories, including a line of computer projection presentation products, principally in the midwest, northeast, southeast and northwest regions of the United States and in certain foreign countries. The Company distributes over 1,800 different core products primarily to middle market and smaller companies and to governmental, educational and institutional customers, including federal, state and local governmental agencies, universities and hospitals and, to a lesser extent, to computer supply dealers. The Company's net sales increased from $24.0 million in fiscal year 1992 to $63.0 million in fiscal year 1996, while operating income has increased from $0.7 million to $2.2 million over the same period.

    The Company's growth in sales as of the year ended December 31, 1996 was due primarily to the acquisition of two computer and office automation supply companies and the assets of two such other businesses over the past six years as well as the high level of customer satisfaction which the Company attributes to the following factors: personal service using a highly knowledgeable and motivated sales force; fulfillment of customer orders on an overnight basis; use of the most economic and expeditious shipping routes; and automated procedures for inventory control, order picking and billing which are supported by the Company's proprietary computer software applications. The Company plans to continue to focus on achieving a high level of customer satisfaction and intends to emphasize the acquisition of other end-user computer and office automation supply companies to increase its sales growth and expand its presence in other markets.

    The Company believes that it has a lower selling and administrative expense structure due to its ability to sell without the use of retail locations and its ability to limit its product line solely to computer and office automation supplies and projection presentation products. The Company believes that its lower selling and expense structure afford it a competitive advantage over traditional contract stationers and large office suppliers. Based upon annual revenues, management believes that the Company is the largest independent end-user computer and office automation supply distributor in the country.

    The Company sells primarily nationally known, name-brand products manufactured by approximately 500 original equipment manufacturers, including Hewlett-Packard Company ("Hewlett-Packard"), Lexmark International, Inc. ("Lexmark") and Imation Corp. ("Imation") (formerly a division of 3M Corporation) for computer supplies, and by Proxima Corporation ("Proxima"), Epson America, Inc. ("Epson") and LightWare, Inc. ("LightWare") for projection presentation products. The Company's products include consumable supplies such as laser toner, copier toner, facsimile machine supplies, ink jet cartridges, printer ribbons, diskettes, computer tape cartridges and accessories, including cleaning kits and media storage files, as well as computer projection presentation hardware which permits the large-scale, high resolution projection of computer generated slides for presentation at meetings, seminars, lectures, training rooms and other similar multiple person gatherings. The Company's products are used in, or in conjunction with, a broad range of computer and office automation products such as mainframes, intranets, mini, personal, laptop and notebook computers, laser and ink jet printers, photocopiers, fax machines and data storage products.

    The Company operates one centralized distribution center in Dayton, Ohio and nine smaller regional distribution centers in Rochester, New York, Louisville, Kentucky, Chicago, Illinois, Salt Lake City, Utah, Ann Arbor, Michigan, Spokane, Washington, Atlanta, Georgia, Portland, Oregon and Leeds, England. Each of the Company's other 31 sales offices also maintain a limited inventory of frequently ordered products in order to facilitate same day delivery.

    The Company estimates that the U.S. computer and office automation supply market totaled approximately $26.8 billion (at retail) in 1996. Industry sources indicate that the U.S. computer supply market will grow at a compound annual rate of approximately 6.8% over the next two years. The Company believes that the current size of the industry and its potential for future growth can be attributed, in part, to the increasing automation of the workplace and the corresponding increase in the demand for computer and office automation supplies. In addition, newer laser and ink jet printing technologies, particularly color printers, require significantly more consumable supplies than older, impact printing technologies.

    Unlike the computer hardware or office equipment industry, the Company believes that the computer and office automation supplies industry is not generally subject to the risk of rapid technological advances and subsequent product obsolescence. The demand for consumable goods is not dependent on the level or type of computer hardware or office equipment sales in any particular year, but rather reflects the amount and type of equipment already in use. As a result, the consumable needs for any particular computer or item of office equipment will often continue for an extended period of time, even after the manufacture of such computer or office equipment is discontinued. Moreover, computer hardware is relatively homogeneous, except for different power sources; computer printers sold in the U.S. are substantially similar to, and use the same supplies as, printers sold elsewhere in the world. Thus, the Company's products typically may be sold transnationally without modification.

    The Company's business strategy is to increase sales and earnings growth by:

    - Acquiring other computer supply companies in the U.S. and internationally. With more than 15 years of experience serving the large and expanding niche computer and office automation supply market, the Company has garnered specific knowledge regarding the customer base, its competitors and its suppliers. Accordingly, the Company believes that the domestic and certain foreign computer supply markets are highly fragmented and consist primarily of relatively smaller companies which typically sell within limited geographical areas. The Company has acquired the stock or the assets of seven smaller regional computer and office automation supply companies including Datron Computer Products, Inc., Rochester, New York ("Datron"), Paper Rolls and Computer Supplies, Inc., Louisville, Kentucky ("Paper Rolls"), Diversified Data Products, Inc. ("DDP"), Ann Arbor, Michigan, Imperial Data Supply Corporation ("IDSC"), Spokane, Washington, Data Associates, Inc. ("DATA"), Roswell, Georgia and Force 4 D.P. Supplies, Inc. ("Force 4"), Portland, Oregon, since 1991. Three of these companies (Paper Rolls, Datron and DDP) accounted for $22.9 million of the Company's $63.4 million in revenues for the year ended December 31, 1996 and four of these companies (Paper Rolls, Datron, DDP and IDSC) accounted and for $20.2 million of the Company's $42.3 million in revenues for the six months ended June 30, 1997. None of the acquisitions made during 1997 (IDSC, DATA and Force 4) to the date of this Prospectus, individually or in the aggregate, had a material impact on the Company's financial condition or results of operations. The Company believes that there is a significant consolidation opportunity within the industry and, thus, intends to continue to aggressively pursue acquisitions of other end-user computer and office automation supply companies in the future. The Company has identified potential acquisition candidates and has had preliminary discussions with several of such candidates. Except for non-binding letters of intent by and between the Company and certain other computer supply distributors for the acquisition of the assets and liabilities or the stock of such other distributors which are currently in place and which may be entered into from time to time, there are, as of the date of this Prospectus, no understandings, agreements or arrangements between the Company and any other entity with respect to such an acquisition.

    Although other larger, better financed companies are currently engaged in a rapid consolidation of the office supply industry, and to a lesser extent, computer supply distributors, the Company believes that it can effectively compete for acquisitions due to its niche market strategy, its knowledge of, and existing relationships with, many of the potential acquisition targets and its ability to offer such targets growth potential and a management philosophy which is clearly different from the large contract stationer consolidators. The Company believes that it is currently the only company focusing strictly on acquiring computer and office automation supply distribution companies and that such focus offers it the ability to increase revenues through such acquisitions at a faster rate than that of the large consolidators. In addition, the Company believes that it will be able to integrate acquired companies into its business by, among other things, retaining existing senior management whenever possible while expanding the Company's revenue base and centralizing certain administrative functions, purchasing and information systems to achieve economies of scale. See "Risk Factors--Integration of Acquisitions," "Risk Factors--Ability to Manage Growth" and "Business--Business Strategy--Acquisition Strategy."

    - Increasing revenues by initiating relationships with new customers, increasing international sales, emphasizing sales of additional products to existing customers and selling higher margin, state-of-the-art liquid crystal display ("LCD") projection presentation products.

    - Improving operating efficiencies with its in-house computer programming staff through the use of its advanced computerized inventory system, electronic data interchange ("EDI") and continued management information system ("MIS") enhancements to its order processing and financial management systems.

    - Adding value to its customer relationships by providing personal customer contact with its direct sales force and customer service representatives, special priority and customized service to its very important customers (those who purchase $40,000 or more of the Company's products in any year), precise picking and packaging of customer orders, prompt next-day delivery with reputable couriers at the most economical price, EDI, order tracking and free technical advice from its highly trained and knowledgeable sales force and customer service representatives.

    - Strengthening its relationships with manufacturers by increasing sales and related product offerings which, to date, has resulted, and is expected to result, in larger discounts and rebates and more cooperative advertising support.

    The Company's principal executive offices are located at 4750 Hempstead Station, Dayton, Ohio, 45429 and its telephone number is (937) 291-8282.

                                  THE OFFERING

Common Stock offered by Selling Stockholders.......  391,109 shares
Common Stock to be Offered by the Company..........  0 shares
Common Stock to be outstanding after the
  Offering(1)......................................  3,929,109 shares
Use of Proceeds....................................  All of the shares offered hereby from time to time are being offered by the Selling Securityholders. The Company will not receive any proceeds therefrom.
Nasdaq National Market symbol......................  "MCSC"

------------------------

(1) Based on shares outstanding as of August 31, 1997. Excludes 350,000 shares of Common Stock reserved for future issuance under the Company's stock option plans. See "Management--Executive Compensation--Employee Benefit Plans --Stock Plans."

                      SUMMARY FINANCIAL AND OPERATING DATA

    The summary historical consolidated financial and operating data set forth below for the years ended December 31, 1993, 1994, 1995 and 1996 have been derived from consolidated financial statements of the Company which have been audited by Price Waterhouse LLP, independent accountants, whose report is included elsewhere in this Prospectus. The summary historical consolidated financial and operating data set forth for the year ended December 31, 1992 and the six months ended June 30, 1996 and 1997 have been derived from the unaudited consolidated financial statements of the Company, which, in the opinion of the Company, reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation. The results of operations for the six months ended June 30, 1997 are not necessarily indicative of the results to be obtained for the full fiscal year. The summary historical consolidated and unaudited pro forma financial data set forth below should be read in conjunction with "Selected Consolidated Financial and Operating Data," "Unaudited Pro Forma Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and accompanying notes thereto included elsewhere in this Prospectus.

                                                                       YEAR ENDED DECEMBER 31,
                                               ------------------------------------------------------------------
                                                                                                       PRO FORMA
                                                 1992       1993       1994       1995       1996       1996(1)
                                               ---------  ---------  ---------  ---------  ---------  -----------
                                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales....................................  $  23,982  $  29,045  $  35,690  $  43,321  $  63,428   $  68,791
Cost of sales................................     19,128     23,308     28,250     34,642     52,061      56,995
                                               ---------  ---------  ---------  ---------  ---------  -----------
  Gross profit...............................      4,854      5,737      7,440      8,679     11,367      11,796
Selling, general and administrative
  expenses...................................      4,199      5,221      6,219      7,125      8,891       9,226

Non-Cash Compensation
  expense(2).................................     --         --         --         --            280         280
                                               ---------  ---------  ---------  ---------  ---------  -----------
Operating income.............................        655        516      1,221      1,554      2,196       2,290
Interest expense.............................        101        141        204        274        312         375
Other (expense)/income.......................          6         12         11         22        (11)        (11)
                                               ---------  ---------  ---------  ---------  ---------  -----------
Income before income taxes...................        560        387      1,028      1,302      1,873       1,904
Provision for income taxes...................        243        165        418        509        756         772
                                               ---------  ---------  ---------  ---------  ---------  -----------
  Net Income.................................  $     317  $     222  $     610  $     793  $   1,117   $   1,132
                                               ---------  ---------  ---------  ---------  ---------  -----------
                                               ---------  ---------  ---------  ---------  ---------  -----------
Earnings per share of common stock...........  $    0.13  $    0.09  $    0.26  $    0.33  $    0.44   $    0.45
Weighted average number of common
  shares outstanding.........................  2,400,000  2,356,000  2,320,000  2,388,000  2,532,399   2,532,399

OPERATING DATA:
Selling, general and administrative expenses
  as a percentage of net sales...............       17.5%      18.0%      17.4%      16.4%      14.0%       13.4%


                                                  SIX MONTHS ENDED JUNE 30,
                                              ----------------------------------
                                                          PRO FORMA
                                                1996        1996(1)      1997
                                              ---------   -----------  ---------

STATEMENT OF OPERATIONS DATA:
Net sales.................................... $  26,247    $  31,465   $  42,350
Cost of sales................................    21,162       25,978      35,008
                                              ---------   -----------  ---------
  Gross profit...............................     5,085        5,487       7,342
Selling, general and administrative
  expenses...................................     4,033        4,368       5,758
Non-cash compensation
  expense....................................    --           --          --
                                              ---------   -----------  ---------
Operating income.............................     1,052        1,119       1,584
Interest expense.............................       142          205          25
Other (expense)/income.......................        11           11          27
                                              ---------   -----------  ---------
Income before income taxes...................       921          925       1,586
Provision for income taxes...................       382          388         642
                                              ---------   -----------  ---------
  Net Income................................. $     539    $     537   $     944
                                              ---------   -----------  ---------
                                              ---------   -----------  ---------
Earnings per share of common stock........... $    0.23    $    0.23   $    0.26
Weighted average number of common
  shares outstanding......................... 2,388,000    2,388,000   3,573,853
OPERATING DATA:
Selling, general and administrative expenses
  as a percentage of net sales...............      15.4%        13.9%       13.6%

                                                                       DECEMBER 31,
                                                   -----------------------------------------------------
                                                     1992       1993       1994       1995       1996     JUNE 30, 1997
                                                   ---------  ---------  ---------  ---------  ---------  -------------
                                                                  (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA (AT END OF PERIOD):
Working capital..................................  $     660  $     621  $     944  $   1,510  $  10,211   $    10,270
Total assets.....................................      4,975      6,033      8,782      9,544     17,775        20,054
Long-term debt...................................        124         72          6         --         65            72
Total debt.......................................      1,828      2,831      3,005      3,537        100         1,452
Stockholders' equity.............................      1,023      1,174      1,839      2,632     12,073        14,017

------------------------

(1) The pro forma information reflects the acquisition of DDP assuming that acquisition had occurred on January 1, 1996. See "Unaudited Pro Forma Financial Data."

(2) Represents non-cash compensation expense related to stock awards granted by LLC (see definition below) to certain employees which vested in the fourth quarter of 1996. See Note 12 to the annual Consolidated Financial Statements of the Company included elsewehere in this Prospectus.

                              RECENT DEVELOPMENTS

    On November 15, 1996, the Company completed its initial public offering of 1,150,000 shares of its Common Stock (including the underwriter's overallotment option of 150,000 shares which closed on December 13, 1996) at a price of $8.50 per share. Net proceeds to the Company after deducting underwriting fees and expenses amounted to $7.8 million. The net proceeds were used to repay all outstanding indebtedness under the Company's bank line of credit and for other general corporate purposes.

    Since May 1996, the Company has acquired three operating computer and office automation supply companies and the assets (and certain liabilities) of a fourth such business. In May 1996, Pittsburgh Investment Group LLC, a Maryland limited liability company which acquired control of the Company at such time ("LLC"), acquired DDP from its stockholders and contributed 100% of the stock of DDP to the Company. The Company acquired assets of DDP totaling $2.7 million and assumed liabilities of DDP totaling $2.7 million. Revenues for DDP for the twelve months ended May 30, 1996 were approximately $12.6 million. See "Certain Transactions--Related Party Transactions,--Other Transactions."

    On April 30, 1997, the Company purchased substantially all of the assets totaling $1.2 million and assumed certain liabilities totaling $0.9 million of Imperial Data Supply Corporation in exchange for the issuance of 106,383 shares of Common Stock and a cash payment. The shares of Common Stock issued to IDSC were subject to an agreement by IDSC not to sell such shares until December 15, 1997, and an agreement by the Company to register said shares so that they would be saleable in the public market when the "lock-up" agreement expired. The stockholders of IDSC represent certain of the Selling Stockholders set forth herein. See "Selling Stockholders." In addition, the Company entered into a one year employment agreement with the President of IDSC for an annual salary of $85,000, plus a bonus payable if certain results are achieved during the term of the Agreement. Revenues for IDSC for the twelve months ended April 30, 1997 were $6.4 million. (The financial information relating to the acquired entity presented in this paragraph is derived from unaudited financial information).



    On July 1, 1997, the Company formed a Georgia Corporation ("MGAC") and merged Data Associates, Inc. with and into MGAC in consideration of the issuance of 129,730 shares of Common Stock (subject to adjustment based on the determined value of the equity of DATA) to the two principal stockholders and executive officers of DATA. The shares of Common Stock issued to said stockholders were subject to an agreement by them not to sell such shares until March 28, 1998 and an agreement by the Company to register said shares so that they would be saleable in the public market when the "lock-up" agreement expired. In addition, the Company entered into two year employment agreements with the two principals of DATA at salaries of $105,000 each, plus certain bonuses which will be payable if certain results are achieved during the terms of such agreements. The stockholders of DATA represent certain of the Selling Stockholders set forth herein. See "Selling Stockholders."

As a result of the merger, MGAC acquired assets of approximately $1.1 million and liabilities of approximately $0.6 million. Revenues of DATA for the twelve months ended June 30, 1997 were approximately $6.5 million. On September 12, 1997, MGAC was merged with and into the Company. (The financial information relating to the acquired entity presented in this paragraph is derived from unaudited financial information).

    On July 15, 1997, the Company formed an Oregon corporation ("MOAC") and merged Force 4 D.P. Supplies, Inc. with and into MOAC in consideration of the issuance of 154,996 shares of Common Stock and a cash payment to the sole stockholder and chief executive officer of Force 4. The shares of Common Stock issued to said stockholder were subject to an agreement by the stockholder not to sell such shares until April 15, 1998 and an agreement by the Company to register said shares so that they would be saleable in the public market when the "lock-up" agreement expired. In addition, the Company entered into a one year employment agreement with the sole stockholder of Force 4 at a salary of $85,000. The stockholder of Force 4 is one of the Selling Stockholders set forth herein. See "Selling Stockholders." As a result of the merger, MOAC acquired assets of approximately $1.4 million and liabilities of approximately $0.8 million. Revenues of Force 4 for the twelve months ended June 30, 1997 were approximately $12.2 million. MOAC has since changed its corporate name to "Force 4 D.P. Supplies, Inc." and is a direct, wholly-owned subsidiary of the Company. (The financial information relating to the acquired entity presented in this paragraph is derived from unaudited finanical information).

                                  RISK FACTORS

    IN ADDITION TO OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY BY PROSPECTIVE INVESTORS BEFORE PURCHASING ANY OF THE COMMON STOCK OFFERED BY THIS PROSPECTUS.

FINANCING FOR ACQUISITIONS; ADDITIONAL DILUTION

    If future acquisitions are funded by the issuance of additional Common Stock, such issuance will be without stockholder approval and will dilute current stockholders and stockholders who purchase shares of Common Stock in this Offering. Stockholders have no preemptive rights and, therefore, no stockholder has the right to acquire additional Common Stock in such a circumstance in order to prevent such dilution. The Company presently intends to register shares of its Common Stock with the Securities and Exchange Commission (the "Commission") under Rule 415 of the Securities Act of 1933, as amended (the "Securities Act"), after the completion of other acquisitions to permit resales of the Common Stock by the stockholders of the acquired companies and may register additional shares (up to 6,000,000) with the Commission for use by the Company as all or a portion of the consideration to be paid in future acquisitions. These shares will generally be freely tradeable after their registration, unless the sale thereof is contractually restricted. There can be no assurance that holders of the Common Stock will not be significantly diluted by future issuances of Common Stock as a result of the Company's acquisition strategy. Moreover, the issuance of additional shares of Common Stock may have a negative impact on earnings per share and may negatively impact the market price of the Common Stock.

FINANCING FOR ACQUISITIONS; LEVERAGE

    If acquisitions are consummated for cash, it is likely that the Company will borrow the necessary funds and, accordingly, the Company may become highly leveraged as a result thereof. If it becomes highly leveraged, the Company may be more vulnerable to extended economic downturns and its flexibility in responding to changing economic and industry conditions may be limited. The degree to which the Company is leveraged could have important consequences to purchasers of the Common Stock, including the impairment of the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions and general corporate purposes. The Company's ability to make principal and interest payments on its current and future indebtedness and to repay its current and future indebtedness at maturity will be dependent on the Company's future operating performance, which is itself dependent on a number of factors, many of which are beyond the Company's control, and may be dependent on the availability of borrowings under the Credit Facility (defined below) or other financings. A substantial portion of the Company's current borrowing capacity under the Credit Facility could be consumed by increased working capital needs, including future acquisitions.

POSSIBLE NEED FOR ADDITIONAL FINANCING TO IMPLEMENT ACQUISITION STRATEGY

    The Company may require additional funds to implement its acquisition strategy. While the Company's Credit Facility may be utilized to finance acquisitions, the amount which may be drawn upon by the Company may be limited. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Credit Facility." Accordingly, the Company may require additional debt or equity financing for future acquisitions. There can be no assurance that the Company will be able to obtain additional debt or equity financing on terms favorable to the Company, or at all, or if obtained, there can be no assurance that such debt or equity financing will be sufficient for the financing needs of the Company.

RESTRICTIONS IMPOSED BY DEBT ARRANGEMENTS

    The Company's outstanding indebtedness consists primarily of borrowings under the $15.0 million secured revolving credit facility (the "Credit Facility") provided by National City Bank of Dayton (the "Bank"). The Credit Facility contains restrictive covenants which may have an adverse effect on the

Company's operations in the future. These covenants include, among other restrictions: (i) the maintenance of certain financial ratios; (ii) prior notice to the Bank with respect to (a) the purchase or sale of assets; (b) any merger, sale or consolidation activity; (c) the creation or acquisition of any subsidiary or the investment in any equity securities; (d) the entering into any partnership or joint venture; or (e) the issuance of any equity securities; and
(iii) certain limitations on the incurrence of other indebtedness. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Credit Facility." These provisions may constrain the Company's acquisition strategy, may delay, deter, or prevent a takeover attempt that a shareholder might consider in its best interests and may have an adverse effect on the market price of the Company's Common Stock. In addition, the Credit Facility restricts the payment of dividends to no more than 50.0% of the net income of the Company in the year that the dividend is to be paid. See "Dividend Policy."

FAILURE TO IMPLEMENT ACQUISITION STRATEGY

    Competition for desirable new acquisitions in attractive major metropolitan markets is expected to increase. No assurance can be given that the Company will be able to find attractive acquisition candidates or that such acquisitions can be effected at reasonable prices or in a timely manner, or that once acquired, the Company will be able to profitably manage such companies. The failure to complete acquisitions and continue the Company's expansion could have a material adverse effect on its financial performance.

RISKS RELATING TO INTERNATIONAL ACQUISITIONS

    Expansion into international markets may involve additional risks relating to such things as currency exchange rates, new and different legal and regulatory requirements, political and economic risks relating to the stability of foreign governments and their trading relationship with the United States, difficulties in staffing and managing foreign operations, differences in financial reporting, differences in the manner in which different cultures do business, operating difficulties and other factors.

INTEGRATION OF ACQUISITIONS

    The Company has acquired four computer and office automation supply companies and the assets of three other such businesses in the past six years and intends to continue to actively pursue additional acquisitions. No assurance can be given that the Company will be able to successfully integrate its recent or future acquisitions with the Company's existing systems and operations. The integration of acquired businesses may also lead to the resignation of key employees of the acquired companies and diversion of management attention from other ongoing business concerns. The costs of integration could have an adverse effect on short-term operating results. Any or all of these factors could have a material adverse effect on the Company's operations in the future.

ABILITY TO MANAGE GROWTH

    The Company expects to experience rapid growth that will likely result in new and increased responsibilities for management personnel and which will challenge the Company's management, operating and financial systems and resources. To compete effectively and manage future growth, if any, the Company will be required to continue to implement and improve its operational, financial and management information systems, procedures and internal controls on a timely basis and to expand, train, motivate and manage its work force. There can be no assurance that the Company's personnel, systems, procedures and controls will be adequate to support the Company's future operations. Any failure to implement and improve the Company's operational, financial and management systems or to expand, train motivate or manage employees could have a material adverse effect on the Company's operating results and financial condition. See "Business."

DEPENDENCE ON KEY PERSONNEL

    The Company relies on certain key executives, including its President, Chief Financial Officer and other senior management, with whom it has entered into employment agreements which expire on December 31, 1999, subject to renewal, and which contain non-competition provisions which expire 12 months after such executive's employment is terminated. The agreements with the President and Chief Financial Officer entitle such individuals to receive a cash bonus based on the Company's annual income before taxes, limited, however, beginning in 1997, to no more than 100.0% of their respective base salaries, assuming that pre-tax profit goals are met. The loss of services of one or more of the Company's key executives could disrupt and have a material adverse effect on the operations of the Company. As the Company continues to grow, it will continue to hire, appoint or otherwise retain and/or change senior managers and other key executives. There can be no assurance that the Company will be able to retain its executive officers and key personnel or attract additional qualified management in the future. In addition, the success of certain of the Company's acquisitions may depend, in part, on the Company's ability to retain management personnel of the acquired companies. The Company intends to offer certain individuals who manage the acquired companies written employment agreement which could contain post employment agreements not to compete. The loss of services of senior executive officers could have a material adverse effect upon the Company's business.

    The Company has recently hired and intends to continue to hire, certain sales professionals who have worked for other computer and office supply companies immediately prior to their hiring by the Company. In this regard, the Company and two such sales professionals, have been named as defendants in a lawsuit filed by one such former employer. The Company believes, however, that the resolution of the lawsuit will not have a material adverse impact on the financial condition of the Company. See "Business-- Legal Proceedings" and "Certain Transactions--Limitations on Liability and Indemnification Matters."

EXCHANGE RATE FLUCTUATIONS

    Although the Company's operations are not currently subject to material operational risks associated with fluctuations in exchange rates, because the Company intends to expand the size and scope of its international operations, its exposure to fluctuations in exchange rates will be increased. Accordingly, no assurance can be given that the Company's results of operations will not be adversely affected in the future by fluctuations in foreign currency exchange rates. The Company has, at times, entered into forward foreign currency exchange contracts in order to hedge the Company's accounts receivable and accounts payable. At June 30, 1997, the Company had no foreign currency exchange contracts outstanding. In the future, the Company may, from time to time, consider entering into other forward foreign currency exchange contracts, although no assurances can be given that the Company will do so, or will be able to do so, or that such arrangements will adequately protect the Company from fluctuations in foreign currency exchange rates.

DEPENDENCE ON CERTAIN KEY SUPPLIERS

    Although the Company regularly carries products and accessories manufactured by approximately 500 original equipment manufacturers, 49.1%, 50.6% and 58.6% of the Company's net sales in the six months ended June 30, 1997 and in fiscal years 1996 and 1995, respectively, were derived from products supplied by the Company's ten largest suppliers, with the sale of products supplied by Hewlett-Packard, Lexmark and Canon accounting for approximately 14.6%, 6.6% and 10.1% of total net sales, respectively, for the six months ended June 30, 1997. In addition, the Company's business is dependent upon terms provided by its key suppliers, including pricing and related provisions, product availability and dealer authorizations. While the Company considers its relationships with its key suppliers, including Hewlett-Packard, Lexmark and Canon to be good, there can be no assurance that these relationships will not be terminated or that such relationships will continue as presently in effect. In addition, changes by one or more of such key suppliers of their policies regarding distributors or volume discount schedules or other marketing programs applicable to the Company may have a material adverse effect on the Company's business. Certain distribution agreements require the Company to make minimum annual purchases. Under its distribution agreements with Hewlett-Packard and Lexmark, the Company is required to make minimum annual purchases of $5.0 million and $250,000, respectively. See "Business--Suppliers."

HIGHLY COMPETITIVE INDUSTRY

    The computer and office automation product supply industry is highly competitive. The Company competes with major full-service office products distributors, other national and regional computer supply distributors, office products superstores, direct mail order companies, and, to a lesser extent, non-specialized retailers. Certain of the Company's competitors, such as office products superstores and major full-service office products distributors, are larger and have substantially greater financial and other resources and purchasing power than the Company. The Company believes that the computer supply industry will become more consolidated in the future and consequently more competitive. Increasing competition will result in greater price discounting which will continue to have a negative impact on the industry's gross margins. There can be no assurance that the Company will not encounter increased competition in the future, which could have a material adverse effect on the Company's business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Competition."

CONTROL OF EXISTING MANAGEMENT AND CERTAIN STOCKHOLDERS

    As of August 31, 1997, management of the Company owned 663,565 shares of Common Stock representing approximately 16.9% of the outstanding shares of Common Stock and LLC owned 1,279,336 shares of Common Stock representing approximately 32.6% of the outstanding shares of Common Stock. Members of LLC constitute a majority of the directors on the Board of Directors of the Company. Consequently, management or LLC, acting together or independently, will be in a position to exert significant influence over all matters relating to the Company's business, including decisions regarding the election of the Company's Board of Directors, the acquisition or disposition of assets (in the ordinary course of the Company's business or otherwise), future issuances of Common Stock or other securities of the Company, and the declaration and payment of dividends on the Common Stock. Management or LLC, acting together or independently, also may be able to delay, make more difficult or prevent any business combination involving the Company not approved by them. See "Principal Stockholders" and "Restrictions on Acquisition of the Company."

DEPENDENCE ON COMPUTER SYSTEMS

    The Company's operations are generally dependent on its proprietary software applications. Modifications to the Company's computer systems and applications software will be necessary as the Company executes its expansion plans and responds to customer needs, technological developments, electronic commerce requirements and other factors. Such modifications may cause disruptions in the operations of the Company, delay the schedule for implementing the integration of newly acquired companies, or cost more to design, implement or operate than currently budgeted. Such disruptions, delays or costs could have a material adverse effect on the Company's operations and financial performance.

    The Company does not currently have redundant computer systems or redundant dedicated communication lines linking its computers to its warehouses, although all data is stored on two separate hard drives on a continual basis. The Company has taken precautions to protect itself from events that could interrupt its operations, including back-up power supplies that allow the Company's computer system to function in the event of a power outage, off-site storage of back-up data, fire protection, physical security systems and an early warning detection and fire extinguishing system. The occurrence of any of these events could have a material adverse effect on the Company's operations and financial performance. See "Business--Management Information System."

POTENTIAL VOLATILITY OF STOCK PRICE

    Stock prices of many growth companies fluctuate widely, often for reasons that are unrelated to their actual operating performance. Announcement of new acquisitions by the Company or its competitors, variations in quarterly operating results, litigation involving the Company, general conditions affecting all participants in the computer supply industry, regulatory developments, and economic or other external factors, may have a significant impact on the market price and liquidity of the Common Stock.

NO DIVIDENDS

    The Company has never paid a dividend on its capital stock and currently expects to retain its future earnings, if any, for use in the operation and expansion of its business and does not anticipate paying any such cash dividends in the foreseeable future. See "Dividend Policy."

AVAILABILITY OF COMMON STOCK AND PREFERRED STOCK FOR ISSUANCE

    The Company's Board of Directors has the authority to issue up to 5,000,000 shares of the Preferred Stock and to determine the price, rights, preferences, privileges and restrictions thereof, including voting rights of the Preferred Stock, without any further vote or action by the Company's stockholders. The voting and other rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The Company's Board may similarly issue additional shares of Common Stock without any further vote or action by stockholders. Such an issuance has occurred, and could occur in the context of other public or private offerings of shares of Common Stock or Preferred Stock or in a situation where the Common Stock or Preferred Stock is used to acquire the assets or stock of another company. The issuance of Common Stock or Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no current plans to issue any shares of Common Stock or Preferred Stock other than as described herein. See "Description of Capital Stock."

ANTITAKEOVER PROVISIONS

    The Amended and Restated Articles of Incorporation ("Articles") and Amended and Restated Code of Regulations ("Code of Regulations") of the Company contain certain provisions which, among other things, permit the establishment of a "staggered" Board of Directors, limit the personal liability of, and provide indemnification for, the directors of the Company, require that stockholders comply with certain requirements before they can nominate someone for director or submit a proposal before a meeting of stockholders, limit the ability of stockholders to act by written consent and require a supermajority vote of stockholders in the event that a "related person" (as defined) attempts to engage in a business combination with the Company. The Ohio General Corporation Law, which is applicable to the Company, has certain other provisions which may be deemed to have antitakeover effects, including statutes which deal with control share acquisitions, transactions involving interested stockholders, control bids and the disgorgement of trading profits. See "Restrictions on Acquisition of the Company."

                                USE OF PROCEEDS

    The Company will not receive any proceeds from the Offering. All proceeds will be received and retained solely by the Selling Stockholders.

             MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED
                              STOCKHOLDER MATTERS

COMMON STOCK DATA:



    The Company's Common Stock is listed and trades on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol "MCSC." Prior to November 12, 1996, there was no public trading market for the Common Stock. The following table sets forth for the periods indicated, the high and low closing sale price for the Common Stock as reported by the Nasdaq National Market. Such sale prices reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. On October 2, 1997, the last reported closing sale price of the Common Stock on the NNM was $14.25 per share.



        Fiscal Year Ended December 31, 1996

                                                CLOSING SALE
                                                   PRICE
                                               --------------
QUARTER                                         HIGH     LOW
---------------------------------------------  ------   -----
Fourth.......................................  $10 1/4  $8 3/4

        Fiscal Year Ended December 31, 1997

                                                CLOSING SALE
                                                   PRICE
                                               --------------
QUARTER                                         HIGH     LOW
---------------------------------------------  ------   -----
First........................................  $13 3/4  $9 1/4
Second.......................................   12 1/2   9
Third........................................   ------   -----

    As of August 31, 1997, there were approximately 386 shareholders, of which 54 were holders of record of the Company's Common Stock. See "Selling Stockholders," and "Principal Stockholders."

                                DIVIDEND POLICY

    The Company has never paid a cash dividend on its Common Stock. The Company does not anticipate paying any cash dividends on its Common Stock in the foreseeable future because it intends to retain its earnings to finance the expansion of its business and for general corporate purposes. Any payment of future dividends will be at the discretion of the Board of Directors and will depend upon, among other things, the Company's earnings, financial condition, capital requirements, level of indebtedness, general business conditions, contractual restrictions with respect to the payment of dividends and other relevant factors. The Credit Facility provides that the payment of dividends is an event of default unless the dividend is payable solely in cash, no other event of default is existing and, after giving effect to the proposed dividend, the aggregate of all dividends paid during any fiscal year of the Company would not exceed 50.0% of the net income (as defined in the Credit Facility) of the Company for that fiscal year to the date of such dividend.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company, at June 30, 1997. This table should be read in conjunction with the Consolidated Financial Statements of the Company and the notes related thereto included elsewhere in this Prospectus.



                                                                                 JUNE 30, 1997
                                                                                 -------------
Short-term debt:
  Credit Facility..............................................................  $   1,343,772
  Current portion of long-term debt............................................         35,567
                                                                                 -------------
      Total short-term debt....................................................      1,379,339
                                                                                 -------------

Total long-term debt...........................................................         72,225
                                                                                 -------------
Stockholders' equity:
  Preferred Stock, no par value, 5,000,000 shares authorized; none
    outstanding................................................................       --
  Common stock, no par value, 30,000,000 shares authorized; 3,644,383 shares
    issued and outstanding(1)(2)...............................................       --
Additional paid-in capital.....................................................      9,349,249
Retained earnings..............................................................      4,682,731
Less: Treasury stock...........................................................        (15,000)
                                                                                 -------------
      Total stockholders' equity...............................................     14,016,980
                                                                                 -------------
           Total capitalization................................................  $  15,468,544
                                                                                 -------------
                                                                                 -------------



------------------------

(1) Excludes 350,000 shares of Common Stock reserved for future issuance under the Company's stock option plans. See "Management--Executive
    Compensation--Employee Benefit Plans--Stock Option Plans."

(2) Subsequent to June 30, 1997, the Company has issued, through August 31, 1997, 284,726 shares of Common Stock in connection with the acquisitions of DATA and Force 4.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA



    The selected historical consolidated financial and operating data set forth below for the years ended December 31, 1993, 1994, 1995 and 1996 have been derived from consolidated financial statements of the Company which have been audited by Price Waterhouse LLP, independent accountants, whose report is included elsewhere in this Prospectus. The selected historical consolidated financial and operating data set forth for the year ended December 31, 1992 and the six months ended June 30, 1996 and 1997 have been derived from the unaudited consolidated financial statements of the Company, which, in the opinion of the Company, reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation. The results of operations for the six months ended June 30, 1997 are not necessarily indicative of the results to be obtained for the full fiscal year. The selected consolidated and unaudited pro forma financial data set forth below should be read in conjunction with "Unaudited Pro Forma Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company, and accompanying notes thereto, included elsewhere in this Prospectus.



                                                               YEAR ENDED DECEMBER 31,
                                        ----------------------------------------------------------------------
                                                                                                    PRO FORMA
                                           1992        1993        1994        1995        1996       1996(1)
                                        ----------  ----------  ----------  ----------  ----------  ----------
                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales.............................  $  23,982   $  29,045   $  35,690   $  43,321   $  63,428   $  68,791
Cost of sales.........................     19,128      23,308      28,250      34,642      52,061      56,995
                                        ----------  ----------  ----------  ----------  ----------  ----------
  Gross profit........................      4,854       5,737       7,440       8,679      11,367      11,796
Selling, general and administrative
 expenses.............................      4,199       5,221       6,219       7,125       8,891       9,226
Non-cash compensation expense(2)......      --          --          --          --            280         280
                                        ----------  ----------  ----------  ----------  ----------  ----------
  Operating income....................        655         516       1,221       1,554       2,196       2,290
Interest expense......................        101         141         204         274         312         375
Other (expense)/income................          6          12          11          22        (11)        (11)
                                        ----------  ----------  ----------  ----------  ----------  ----------
Income before income taxes............        560         387       1,028       1,302       1,873       1,904
Provision for income taxes............        243         165         418         509         756         772
                                        ----------  ----------  ----------  ----------  ----------  ----------
  Net Income..........................  $     317   $     222   $     610   $     793   $   1,117   $   1,132
                                        ----------  ----------  ----------  ----------  ----------  ----------
                                        ----------  ----------  ----------  ----------  ----------  ----------
Earnings per share of common stock....  $    0.13   $    0.09   $    0.26   $    0.33   $    0.44   $    0.45
Weighted average number of common
 shares outstanding...................  2,400,000   2,356,000   2,320,000   2,388,000   2,532,399   2,532,399

OPERATING DATA:
Selling, general and administrative
 expenses as a percentage of net
 sales................................       17.5%       18.0%       17.4%       16.4%       14.0%       13.4%


                                            SIX MONTHS ENDED JUNE 30,
                                        ----------------------------------
                                                    PRO FORMA
                                           1996      1996(1)       1997
                                        ----------  ----------  ----------
STATEMENT OF OPERATIONS DATA:
Net sales.............................  $  26,247   $  31,465   $  42,350
Cost of sales.........................     21,162      25,978      35,008
                                        ----------  ----------  ----------
  Gross profit........................      5,085       5,487       7,342
Selling, general and administrative
 expenses.............................      4,033       4,368       5,758
Non-cash compensation expense.........      --          --          --
                                        ----------  ----------  ----------
  Operating income....................      1,052       1,119       1,584
Interest expense......................        142         205          25
Other (expense)/income................         11          11          27
                                        ----------  ----------  ----------
Income before income taxes............        921         925       1,586
Provision for income taxes............        382         388         642
                                        ----------  ----------  ----------
  Net Income..........................  $     539   $     537   $     944
                                        ----------  ----------  ----------
                                        ----------  ----------  ----------
Earnings per share of common stock....  $    0.23   $    0.23   $    0.26
Weighted average number of common
 shares outstanding...................  2,388,000   2,388,000   3,573,853
OPERATING DATA:
Selling, general and administrative
 expenses as a percentage of net
 sales................................       15.4%       13.9%       13.6%

                                                                       DECEMBER 31,
                                                   -----------------------------------------------------
                                                     1992       1993       1994       1995       1996     JUNE 30, 1997
                                                   ---------  ---------  ---------  ---------  ---------  -------------
                                                                  (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA (AT END OF PERIOD):
  Working capital................................  $     660  $     621  $     944  $   1,510  $  10,211   $    10,270
  Total assets...................................      4,975      6,033      8,782      9,544     17,775        20,054
  Long-term debt.................................        124         72          6     --             65            72
  Total debt.....................................      1,828      2,831      3,005      3,537        100         1,452
  Stockholders' equity...........................      1,023      1,174      1,839      2,632     12,073        14,017

------------------------

(1) The pro forma information reflects the acquisition of DDP assuming that acquisition had occurred on January 1, 1996. See "Unaudited Pro Forma Financial Data."

(2) Represents non-cash compensation expense related to stock awards granted by LLC to certain employees which vested in the fourth quarter of 1996. See Note 12 to the annual Consolidated Financial Statements of the Company included elsewhere in this Prospectus.

                       UNAUDITED PRO FORMA FINANCIAL DATA

    The Unaudited Pro Forma Consolidated Statements of Operations for the six months ended June 30, 1996 and the year ended December 31, 1996 gives effect to the acquisition of DDP by the Company as if such transaction had occurred on January 1, 1996. The unaudited pro forma financial data are based on the historical financial statements of the Company and DDP and the assumptions and adjustments described in the accompanying notes. The Unaudited Pro Forma Consolidated Statements of Operations do not purport to represent what the Company's results of operations actually would have been if the foregoing transaction occurred as of the date indicated or what such results will be for any future periods. Subsequent to the acquisition of DDP no other acquisition by the Company has, individually or in the aggregate, been significant.

    An Unaudited Pro Forma Consolidated Balance Sheet is not presented because DDP has been consolidated with the Company subsequent to May 30, 1996.

    The Unaudited Pro Forma Consolidated Statements of Operations are based upon assumptions that the Company believes are reasonable and should be read in conjunction with the Consolidated Financial Statements of the Company and the accompanying notes thereto included elsewhere in this Prospectus.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1996

                                                                                    HISTORICAL DDP
                                                                                    FOR THE PERIOD
                                                                                    JANUARY 1, 1996
                                                                                          TO          THE COMPANY
                                                                   THE COMPANY(1)    MAY 30, 1996      PRO FORMA
                                                                   ---------------  ---------------  -------------
                                                                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
                                                                                      AMOUNTS)
Net sales........................................................   $      63,428      $   5,363      $    68,791
Cost of sales....................................................          52,061          4,934           56,995
                                                                   ---------------        ------     -------------
  Gross profit...................................................          11,367            429           11,796
Selling, general and administrative expenses.....................           8,891            335            9,226
Non-cash compensation expense(3).................................             280         --                  280
                                                                   ---------------        ------     -------------
Operating income.................................................           2,196             94            2,290
Interest expense.................................................             312             63              375
Other (expense)..................................................             (11)        --                  (11)
                                                                   ---------------        ------     -------------
Income before income taxes.......................................           1,873             31            1,904
Provision for income taxes.......................................             756             16              772
                                                                   ---------------        ------     -------------
  Net income.....................................................   $       1,117      $      15      $     1,132
                                                                   ---------------        ------     -------------
                                                                   ---------------        ------     -------------
Earnings per share of common stock...............................   $        0.44                     $      0.45
                                                                   ---------------                   -------------
                                                                   ---------------                   -------------
Weighted average number of shares of common stock outstanding....       2,532,399                       2,532,399
                                                                   ---------------                   -------------
                                                                   ---------------                   -------------



                                                  (Table continued on next page)

(Table continued from prior page)



            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                         SIX MONTHS ENDED JUNE 30, 1996

                                                                    HISTORICAL DDP
                                                                    FOR THE PERIOD
                                                                    JANUARY 1, 1996       OTHER        THE COMPANY
                                                   THE COMPANY(1)   TO MAY 30, 1996  ADJUSTMENTS(2)     PRO FORMA
                                                   ---------------  ---------------  ---------------  -------------
                                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales........................................   $      26,247      $   5,363        $    (145)     $    31,465
Cost of sales....................................          21,162          4,934             (118)          25,978
                                                   ---------------        ------            -----     -------------
  Gross profit...................................           5,085            429              (27)           5,487
Selling, general and administrative expenses.....           4,033            335           --                4,368
                                                   ---------------        ------            -----     -------------
Operating income.................................           1,052             94              (27)           1,119
Interest expense.................................             142             63           --                  205
Other (expense)/income...........................              11         --               --                   11
                                                   ---------------        ------            -----     -------------
Income before income taxes.......................             921             31              (27)             925
Provision for income taxes.......................             382             16              (10)             388
                                                   ---------------        ------            -----     -------------
  Net income.....................................   $         539      $      15        $     (17)     $       537
                                                   ---------------        ------            -----     -------------
                                                   ---------------        ------            -----     -------------
Earnings per share of common stock...............   $        0.23                                      $      0.23
                                                   ---------------                                    -------------
                                                   ---------------                                    -------------
Weighted average number of shares of common stock
  outstanding....................................       2,388,000                                        2,388,000
                                                   ---------------                                    -------------
                                                   ---------------                                    -------------

------------------------

(1) Includes the results of operations of DDP from the date of acquisition, May 30, 1996.

(2) Represents the elimination of net sales and cost of sales activity between the Company and DDP for the period of January 1, 1996 to May 30, 1996 and the related intercompany profit in inventory, net of income tax effects. These inventories were sold to third parties subsequent to June 30, 1996.

(3) Represents non-cash compensation expense related to stock awards granted by LLC to certain employees which vested in the fourth quarter of 1996. See Note 12 to the annual Consolidated Financial Statements of the Company included elsewhere in this Prospectus.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

    The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements of the Company and the notes thereto, included elsewhere in this Prospectus. The matters discussed in this Prospectus, other than historical information, and, in particular, information regarding future revenue, earnings and business plans, intentions and goals, consist of forward looking information under the Private Securities Litigation Reform Act of 1995, and are subject to and involve risks and uncertainties which could cause actual results to differ materially from the forward-looking information. These risks and uncertainties, include, but are not limited to, those identified in the "Risk Factors" section of the Prospectus, as well as general economic conditions, general levels of market rates of interest and industry trends.

OVERVIEW

    The Company's past sales growth has been due, in part, to the acquisition of four computer and office automation supply companies and the assets of three such businesses over the past six years. The Company intends to significantly increase the scope of its operations through additional acquisitions. The Company continues to evaluate potential acquisitions and to identify and have preliminary discussions with potential acquisition candidates. Except for non-binding letters of intent by and between the Company and certain other computer supply distributors for the acquisition of the assets and liabilities or the stock of such other distributors which are currently in place, and which may be entered into from time to time, there are, as of the date of this Prospectus, no agreements, arrangements or understandings between the Company and any other party relating thereto. There can be no assurance that any acquisition can or will be consummated on terms favorable to the Company, or at all.

    Further competition in the non-impact printing supplies and projection presentation products markets is expected to continue to have a negative effect on the Company's gross profit percentage. While overall gross profit is expected to increase as a result of the Company's acquisitions, the Company's gross profit percentage is expected to be lower as a result of increased competition and the fact that DDP's profit margins are anticipated to be lower than the gross profit margins of the Company as a whole.

RESULTS OF OPERATIONS

    As an aid to understanding the Company's operations on a comparative basis, the following table has been prepared to set forth certain statement of operations and other data for 1994, 1995 and 1996 and for the six months ended June 30, 1996 and June 30, 1997.

                                                                              YEAR ENDED DECEMBER 31,
                                                       ----------------------------------------------------------------------
                                                                1994                    1995                    1996
                                                       ----------------------  ----------------------  ----------------------
                                                        AMOUNT      PERCENT     AMOUNT      PERCENT     AMOUNT      PERCENT
                                                       ---------  -----------  ---------  -----------  ---------  -----------
                                                                               (DOLLARS IN THOUSANDS)
Net sales............................................  $  35,690       100.0%  $  43,321       100.0%  $  63,428       100.0%
Cost of sales........................................     28,250        79.2      34,642        80.0      52,061        82.1
                                                       ---------       -----   ---------       -----   ---------       -----
  Gross profit.......................................      7,440        20.8       8,679        20.0      11,367        17.9
Selling, general and administrative expenses.........      6,219        17.4       7,125        16.4       8,891        14.0
Non-cash compensation expense........................     --          --          --          --             280         0.4
                                                       ---------       -----   ---------       -----   ---------       -----
  Operating income...................................      1,221         3.4       1,554         3.6       2,196         3.5
Interest expense.....................................        204         0.5         274         0.6         312         0.5
Other (expense)/income...............................         11      --              22      --             (11)     --
                                                       ---------       -----   ---------       -----   ---------       -----
  Income before income taxes.........................      1,028         2.9       1,302         3.0       1,873         3.0
Provision for income taxes...........................        418         1.2         509         1.2         756         1.2
                                                       ---------       -----   ---------       -----   ---------       -----
Net income...........................................  $     610         1.7%  $     793         1.8%  $   1,117         1.8%
                                                       ---------       -----   ---------       -----   ---------       -----
                                                       ---------       -----   ---------       -----   ---------       -----

                                                                                     SIX MONTHS ENDED JUNE 30,
                                                                           ----------------------------------------------
                                                                                    1996                    1997
                                                                           ----------------------  ----------------------
                                                                            AMOUNT      PERCENT     AMOUNT      PERCENT
                                                                           ---------  -----------  ---------  -----------
                                                                                       (DOLLARS IN THOUSANDS)
Net sales................................................................  $  26,247       100.0%  $  42,350       100.0%
Cost of sales............................................................     21,162        80.6      35,008        82.7
                                                                           ---------       -----   ---------       -----
  Gross profit...........................................................      5,085        19.4       7,342        17.3
Selling, general and administrative expenses.............................      4,033        15.4       5,758        13.6
                                                                           ---------       -----   ---------       -----
  Operating income.......................................................      1,052         4.0       1,584         3.7
Interest expense.........................................................        142         0.5          25         0.1
Other income.............................................................         11      --              27         0.1
                                                                           ---------       -----   ---------       -----
  Income before income taxes.............................................        921         3.5       1,586         3.7
Provision for income taxes...............................................        382         1.4         642         1.5
                                                                           ---------       -----   ---------       -----
Net income...............................................................  $     539         2.1%  $     944         2.2%
                                                                           ---------       -----   ---------       -----
                                                                           ---------       -----   ---------       -----

SIX MONTHS ENDED JUNE 30, 1997 COMPARED TO SIX MONTHS ENDED JUNE 30, 1996

    NET SALES. Net sales for the six months ended June 30, 1997 increased by $16.1 million, or 61.4%, to $42.3 million from $26.2 million for the six months ended June 30, 1996. Approximately 82.7% of the increase resulted from the acquisition of DDP on May 30, 1996 and 6.0% of such increase was due to the acquisition of IDSC on April 30, 1997. The remaining increase was primarily a result of increased sales to the Company's current customer base.

    GROSS PROFIT. Gross profit for the six months ended June 30, 1997 increased by $2.3 million, or 44.4% to $7.3 million from $5.1 million for the six months ended June 30, 1996. Gross profit as a percentage of net sales for the six months ended June 30, 1997 was 17.3% compared to 19.4% for the six months ended June 30, 1996. The decrease in the gross profit percentage was due primarily to the acquisition of DDP which has lower operating gross margins primarily due to volume discounts associated with sales to other computer supply dealers.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses for the six months ended June 30, 1997 increased by $1.7 million, or 42.7% to $5.7 million from $4.0 million for the six months ended June 30, 1996. Approximately 39.7% of the increase resulted from increased salary expenses, while 12.3% was due to increased commission expense resulting from the Company's increased sales volume. The remainder of the increase in selling, general and administrative expenses resulted primarily from the acquisition of DDP and IDSC. As a percentage of net sales, selling, general and administrative expenses were 13.6% for the six months ended June 30, 1997 compared to 15.4% for the six months ended June 30, 1996. This decrease as a percentage of sales reflects the Company's ability to support increased sales volumes without a significant increase in its overhead structure.

    OPERATING INCOME. Operating income for the six months ended June 30, 1997 increased by $0.5 million to $1.6 million from $1.1 million for the six months ended June 30, 1996 for the reasons stated above.

    INTEREST EXPENSE. Interest expense for the six months ended June 30, 1997 decreased by $118,003 or 82.8% to $24,584 from $142,587 for the six months ended June 30, 1996 due primarily to the decreased level of indebtedness during 1997.

    PROVISION FOR INCOME TAXES. The provision for income taxes for the six months ended June 30, 1997 increased $260,433 to $642,512 from $382,079 for the six months ended June 30, 1996. The Company's effective tax rate was 40.5% for the six months ended June 30, 1997 as compared to 41.5% for the corresponding period of the prior year.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

    NET SALES. Net sales for the year ended December 31, 1996 increased by $20.1 million or 46.4% to $63.4 million from $43.3 million for the year ended December 31, 1995. Of this net sales increase, 64.6% was attributable to the Company's acquisition of DDP in May 1996, while 5.2% of the increase was a result of increased sales of presentation products. The remaining increase was primarily a result of increased sales penetration and product offerings to existing customers. DDP's sales for the three months ended December 31, 1996 were higher than normal due to several one time sales transactions totaling $1.7 million that may not recur in 1997.

    GROSS PROFIT. Gross profit for the year ended December 31, 1996 increased by $2.7 million or 31.0%, to $11.4 million from $8.7 million for the year ended December 31, 1995. Gross profit as a percentage of net sales for the year ended December 31, 1996 was 17.9% compared to 20.0% for the year ended December 31, 1995. The decrease in the gross profit percentage was due primarily to the acquisition of DDP which had lower operating gross margins, primarily due to volume discounts associated with sales to other computer supply dealers and export business.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses for the year ended December 31, 1996 increased by $1.8 million, or 24.8% to $8.9 million from $7.1 million for the year ended December 31, 1995. Approximately 38.5% of this increase was due to increased salary, bonus and profit sharing expenses, approximately 20.9% was due to increased commissions expense resulting from the Company's increased sales volume. As a percentage of net sales, selling, general and administrative expenses were 14.0% for the year ended December 31, 1996 compared to 16.4% for the year ended December 31, 1995. The decrease as a percentage of sales reflects the Company's ability to support increased sales volumes without a significant increase in its overhead structure.

    NON-CASH COMPENSATION EXPENSE. Non-cash compensation expense for the year ended December 31, 1996 was $0.3 million. This compensation expense related to stock awards granted to the three selling stockholders of DDP (see Note 12 of the Notes to the Consolidated Financial Statements for the year ended December 31, 1996).

    OPERATING INCOME. Operating income for the year ended December 31, 1996 was $2.2 million as compared to $1.6 million for the year ended December 31, 1995, an increase of $0.6 million or 41.3%. This increase was primarily due to increased sales volume, the acquisition of DDP and improved operating efficiencies.

    OTHER (EXPENSE)/INCOME. Other (expense)/income for the year ended December 31, 1996 decreased to $(10,587) from $21,722 for the year ended December 31, 1995.

    INTEREST EXPENSE. Interest expense for the year ended December 31, 1996 increased $38,250 to $312,327 from $274,077 for the year ended December 31, 1995. This increase was due primarily to the higher level of indebtedness during 1996, due to the Company's additional inventory purchases. See "Credit Facility."

    PROVISION FOR INCOME TAXES. Provision for income taxes for the year ended December 31, 1996 increased by $0.2 million to $0.8 million from $0.5 million for the year ended December 31, 1995. The Company's effective tax rate was 40.3% compared to 39.1% for the year ended December 31, 1995.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

    NET SALES. Net sales for the year ended December 31, 1995 increased by $7.6 million, or 21.4%, to $43.3 million from $35.7 million for the year ended December 31, 1994. Of this net sales increase, 31.6% of the increase was attributable to the Company's acquisition of Paper Rolls in June 1994, while 19.0% was attributable to increased sales of presentation products. The remaining increase was primarily a result of increased sales penetration and product offerings to existing customers.

    GROSS PROFIT. Gross profit for the year ended December 31, 1995 increased by $1.2 million, or 16.7%, to $8.7 million from $7.4 million for the year ended December 31, 1994. Gross profit as a percentage of net sales for the year ended December 31, 1995 was 20.0% compared to 20.8% for the year ended December 31, 1994. The decrease in the gross profit percentage was due primarily to increased sales of non-impact printer supplies (laser and ink jet supplies) which have lower gross margins.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses for the year ended December 31, 1995 increased by $0.9 million, or 14.6%, to $7.1 million from $6.2 million for the year ended December 31, 1994. Approximately 37.0% of this increase was due to increased commissions resulting from the Company's increased sales volume while approximately 14.3% was due to increased salary and profit sharing expenses. As a percentage of net sales, selling, general and administrative expenses was 16.4% for the year ended December 31, 1995 compared to 17.4% for the year ended December 31, 1994. This decrease as a percentage of sales reflects the Company's ability to support increased sales volumes without a significant increase in its overhead structure.

    OPERATING INCOME. Operating income for the year ended December 31, 1995 increased by $0.3 million to $1.6 million from $1.2 million for the year ended December 31, 1994 for the reasons stated above.

    OTHER INCOME. Other income for the year ended December 31, 1995 increased to $21,722 from $10,767 in 1994. This increase was due primarily to interest income.

    INTEREST EXPENSE. Interest expense for the year ended December 31, 1995 increased by $0.1 million, or 34.3%, to $0.3 million from $0.2 million for the year ended December 31, 1994. This increase was due primarily to an increase in the interest rate associated with the Company's short-term line of credit and to a lesser extent an increase in amounts outstanding under the line of credit.

    PROVISION FOR INCOME TAXES. The provision for income taxes for the year ended December 31, 1995 increased $0.1 million to $0.5 million from $0.4 million for the year ended December 31, 1994. The Company's effective tax rate was 39.1% for the year ended December 31, 1995 compared to 40.7% for the year ended December 31, 1994.

LIQUIDITY AND CAPITAL RESOURCES

    On November 15, 1996, the Company completed its initial public offering of 1,150,000 shares of its Common Stock (including the underwriters' overallotment option of 150,000 shares which closed on December 13, 1996) at a price of $8.50 per share. Net proceeds to the Company after deducting underwriting fees and expenses amounted to $7.8 million. The net proceeds were used to repay all outstanding indebtedness under the Bank line of credit and for other general corporate purposes.

    Net cash flows used in operating activities totaled $0.6 million for the first six months of 1997 compared to $0.2 million used by operating activities during the first six months of 1996. The change in net cash flows from operating activities in the first six months of 1997, compared to the first six months of 1996, was due primarily to a decrease in accounts payable. Net cash used in operating activities for the years ended December 31, 1996 and 1995, were $1.3 million and $0.1 million, respectively, and net cash provided by operating activities was $0.7 million for the year ended December 31, 1994. The increase in net cash flows used in operations in 1996 primarily related to increases in working capital requirements to support the Company's expanded business activities. The net cash used in operating activities for the year ended December 31, 1995 resulted primarily from an increase in inventories of $0.6 million and accounts receivable of $0.1 million as a result of increased working capital requirements resulting from increased sales activity. Additionally, a decrease of $0.4 million in accounts payable was due primarily to greater utilization of favorable discounts provided by the Company's vendors. The net cash provided by operating activities for the year ended December 31, 1994 resulted primarily from an increase of $1.0 million in accounts payable, offset by an increase of $1.0 million in accounts receivable and of $0.7 million in inventories due to increased sales activity.

    Working capital amounted to $10.2 million at June 30, 1997 as compared to $1.9 million at June 30, 1996, which resulted primarily from the proceeds received in the Company's initial public offering in November 1996. At December 31, 1996, working capital amounted to $10.2 million compared to $1.5 million at December 31, 1995, which resulted primarily from the proceeds of the Company's initial public offering, an increase in accounts receivable and inventories, and a decrease in borrowings, partially offset by an increase in accounts payable.

    Net cash used in investing activities was $1.2 million for the six months ended June 30, 1997 versus $0.04 million for the six months ended June 30, 1996. The net cash used in investing activities for the six months ended June 30, 1997 primarily reflected the acquisition of IDSC in April 1997. Cash used in investing activities for the years ended December 31, 1994, 1995, and 1996 was $0.7 million, $0.4 million, and $0.6 million, respectively. The use of cash for the year December 31, 1994 was due primarily to the acquisition of Paper Rolls. The use of cash for the year ended December 31, 1995 was due to capital expenditures and investments in officer life insurance policies. The use of cash for the year ended December 31, 1996 was due primarily to an increase in working capital requirements.

    Cash provided by financing activities for the six months ended June 30, 1997 was $1.1 million and was $0.1 million, $0.4 million, and $2.6 million for the years ended December 31, 1994, 1995, and 1996, respectively. Cash provided by financing activities for such periods resulted primarily from borrowings under the Company's Credit Facility.

    Capital expenditures for the six months ended June 30, 1997 of $166,015 were used primarily to upgrade the computer system at DDP and the purchase of additional distribution vehicles. For fiscal year 1997, the Company expects capital expenditures of approximately $0.3 million (comprised of approximately $0.2 million to be used for upgrading and enhancing the Company's management information systems and approximately $0.1 million for capital maintenance items). Actual expenditures for fiscal 1997 may be greater than budgeted amounts depending on the level of acquisition activity and other factors.



    The Company believes that its cash on hand, borrowing capacity under the Credit Facility, capital resources and cash flows will be sufficient to fund its ongoing operations and budgeted capital expenditures through the end of fiscal year 1998, although actual capital needs may change, particularly in connection with acquisitions which the Company may make in the future. The Company's long-term requirements including capital expenditures and acquisitions, are expected to be financed by a combination of internally generated funds, additional borrowings and other sources of external financing as needed.

CREDIT FACILITY

    In September 1996, the Company increased its line of credit with the Bank from $6.5 million to $15.0 million in order to facilitate the planned expansion of the Company's business activities, including acquisitions. The Credit Facility matures on September 11, 1998.

    The amount of the Credit Facility that will be available to the Company may not exceed the lesser of $15.0 million or an amount equal to the sum of:
(i) 85.0% of the net book value of all eligible receivables (i.e., those receivables less than 90 days old, except that all receivables from any particular customer will be ineligible if more than 15.0% of the total due from such customer are aged 90 days or more) plus (ii) an amount equal to the lesser of either 50.0% of the then value of all inventory, not to exceed 45.0% of the aggregate unpaid principal balance less the amount secured by inventory acquired by the Company from Hewlett-Packard and not yet paid for, or if advances are made against foreign account receivables, not to exceed $2.0 million (the "Borrowing Base"). Under the Credit Facility, the Company's borrowing availability at June 30, 1997 approximated $9.3 million. At June 30, 1997, $1.3 million was outstanding under the Credit Facility.

    The Borrowing Base may be changed by the Bank, in its sole discretion, from time to time. Borrowings under the Credit Facility bear interest, at the Company's option, (i) on amounts in excess of $500,000, at the applicable London Interbank Offered Rate ("LIBOR") per annum determined by the Bank plus 2.0%, adjustable at the end of each contract period (one, two, three, four or six months), as defined in the Credit Facility, or (ii) at the Bank's applicable prime rate (as defined in the Credit Facility). Interest on the Credit Facility is payable in arrears on the last day of each month and at maturity, except that interest on loans bearing interest utilizing the LIBOR option is payable on the last day of the contract period and at maturity, unless the contract period is longer than 90 days in which case interest is payable every three months.

    The Company's ability to utilize the LIBOR option is subject to certain conditions set forth in the Credit Facility, including the condition that the LIBOR option must adequately compensate the Bank for making such loan. If the interest option selected by the Company is deemed ineffective by the Bank, the Company will be required to pay the Bank interest at the prime rate until an effective LIBOR election is made. Amounts under the Credit Facility are available for borrowings and stand-by letters of credit to finance the Company's working capital requirements and acquisitions. The Company believes that the amounts available for borrowing under the Credit Facility are sufficient to fund its current operations. Under the terms of the Credit Facility, the Company must pay the Bank a quarterly commitment fee of 0.25% of the daily difference between $15.0 million and the aggregate unpaid principal outstanding balance under the Credit Facility.

    The principal amount of the Credit Facility may be prepaid without premium or penalty unless the amount prepaid is subject to the LIBOR option, in which event the Company would be obligated to pay to the Bank accrued interest, if any, and a premium based on the principal amount paid and computed for the period from the date of the last day of the contract period for the amount subject to the LIBOR option at a rate equal to the excess, if any, of the LIBOR rate over the bond equivalent yield for U.S. Treasury debt securities for a term similar to the contract period. Moreover, if, in the Bank's opinion, any event has occurred which increases the cost of funding or maintaining the LIBOR option or reduces the amount of any payment to be made to the Bank in respect thereof, the Company will be obligated to pay to the Bank an amount equal to such cost increase or reduced payment, as the case may be, and the Company must also pay to the Bank any amount which reduces the Bank's rate of return and requires the Bank to increase its capital.

    The indebtedness under the Credit Facility is secured by substantially all of the assets of the Company, including accounts receivable, equipment and inventory. In addition, the Credit Facility requires that the Company maintain a tangible net worth of $3.2 million in 1997 and increasing by an amount equal to 50.0% of the Company's net income annually thereafter, maintain a debt to tangible net worth ratio of 450.0% and annual pre-tax interest coverage (net income plus interest expense plus income tax) of 150.0% or more of the Company's annual interest expense. The Company was, at June 30, 1997, and is as of the date hereof, in compliance with these financial covenants.

    Events of default under the Credit Facility include, among other things, the failure to pay interest and/ or principal when due, the failure of the representations or warranties of the Company to be true and correct, the failure or repudiation of the performance of the Credit Facility by the Company, any default of the Company on any other indebtedness where such creditor has the right to accelerate the maturity of such indebtedness, the entry of any judgment against the Company, the failure of the Company to provide information to the Bank, the use of the proceeds of the Credit Facility for any purpose not in the ordinary course of the Company's business or the occurrence of any event which, in the Bank's judgment, is likely to have a material adverse effect on the financial condition, properties or business operations of the Company, or if the Bank believes that the prospect of payment or the performance of any obligation evidenced by the Credit Facility is impaired. The occurrence of an event of default will give the Bank the right to immediately terminate the Credit Facility and declare any indebtedness outstanding thereunder immediately due and payable.

    The Credit Facility further states that it will be an event of default if the Company, without first providing to the Bank prior written notice: (i) uses advances under the Credit Facility to acquire less than a majority interest in any company or venture; (ii) becomes a party to any merger or consolidation, purchases all of the assets or business of any corporation or business enterprise, creates or acquires any subsidiary or makes any investment in any stock or other equity securities of any kind; or (iii) becomes a party to any joint venture or partnership, sells or transfers any equity interest in any subsidiary, or issues any equity interest. Moreover, the Company may not, except in connection with certain acquisition transactions, without the Bank's prior consent, make loans or advances to others or borrow any money unless it is subordinated to borrowings under the Credit Facility, or become a guarantor of any kind.

INFLATION

    Certain of the Company's product offerings, particularly paper products, have been and are expected to continue to be subject to significant price fluctuations due to inflationary and other market conditions. The Company is generally able to pass such increased costs on to its customers through price increases, although the Company may not be able to adjust its prices immediately. In general, the Company does not believe that inflation has had a material effect on its results of operations in recent years, and the Company believes that technological advances have caused its prices on certain products to decrease.

INVENTORY MANAGEMENT

    The Company manages its inventory by maintaining sufficient quantities of the most frequently ordered products to achieve high order fill rates while at the same time attempting to maximize inventory turnover rates. The Company does not maintain any inventory of certain items, which items, when ordered from the Company are drop-shipped (i.e., shipped from the manufacturer's loading dock) directly to the Company's customers. While the Company sells more than 12,940 stock keeping units ("SKUs") or items of merchandise, approximately 1,800 SKUs account for approximately 70.0% of the Company's revenues. Consequently, the Company is continually attempting to identify slow moving inventory by use of its computer software applications and delete those SKUs whenever possible in order to maximize inventory turns. Inventory balances will fluctuate as the Company adds new product lines, when it makes large purchases from suppliers to take advantage of attractive terms and when certain inventory items are deleted. Inventory turns on an annual basis have declined from 13 times for the year ended December 31,

1995 to 12 times for the year ended December 31, 1996. For the semi-annual period ended June 30, 1997, inventory turns were six, on an annualized basis. These decreases reflect the Company's purchases during such periods in larger quantities in order to take advantage of volume purchasing pricing structures from its vendors. The Company's purchasing decisions are made from time to time based upon incentive pricing programs offered by its vendors.

    The Company permits its customers to return defective products (most of which are then returned by the Company to the manufacturer) and incorrect shipments for credit against other purchases. During the last three years and for the six months ended June 30, 1997, the Company's net expense for returns of the Company's consumable supply products has not been material. To reduce the risk of loss to the Company due to manufacturer price reductions and slow moving or obsolete inventory, the Company's agreements with certain manufacturers, including most of its major suppliers, contain provisions which permit "stock balancing" (the return of certain products) and price protection, subject to certain restrictions, pursuant to which the Company obtains credit against future purchases if the inventory is not sold or if the manufacturer lowers prices on previously purchased inventory. See "Business--Suppliers."

                                    BUSINESS

GENERAL

    The matters discussed in this Prospectus, other than historical information, and, in particular, information regarding future revenue, earnings and business plans, intentions and goals, consist of forward looking information under the Private Securities Litigation Reform Act of 1995, and are subject to and involve risks and uncertainties which could cause actual results to differ materially from the forward-looking information. These risks and uncertainties, include, but are not limited to, those identified in the "Risk Factors" section of the Prospectus, as well as general economic conditions, general levels of market rates of interest and industry trends.

OVERVIEW

    The Company is a distributor of computer and office automation supplies and accessories, including a line of computer projection presentation products, principally in the midwest, northeast, southeast and northwest regions of the United States and in certain foreign countries. The Company distributes over 1,800 different core products to middle market and smaller companies and to governmental, educational and institutional end-user customers, including federal, state and local governmental agencies, universities and hospitals and, to a lesser extent, to computer supply dealers. An end-user is the final customer in the chain of distribution who will utilize the product sold by the Company.

    The Company's growth in sales is due primarily to the acquisition of four computer and office automation supply companies and the assets of three other such businesses over the past six years. Sales growth can also be attributed to the high level of customer satisfaction which the Company believes is based on the following factors: personal service using a highly knowledgeable and motivated sales force; fulfillment of customer orders on an overnight basis; use of the most economic and expeditious shipping routes; and automated procedures for inventory control, order picking and billing which are supported by the Company's proprietary computer software applications. The Company plans to continue to focus on achieving a high level of customer satisfaction and intends to emphasize the acquisition of other computer and office automation supply companies to increase its sales growth and expand its presence in other markets.

    The Company believes that it has a lower selling and administrative expense structure due to its ability to sell without the use of retail locations and its ability to limit its products line solely to computer supplies. The Company believes that its lower selling and expense structure afford it a competitive advantage over traditional contract stationers and large office suppliers. Based upon annual revenues, management believes that the Company is the largest independent end-user computer and office automation supply distributor in the country.

    The Company sells primarily nationally known, name-branded products manufactured by approximately 500 original equipment manufacturers, including Hewlett-Packard, Lexmark and Imation for computer supplies and by Proxima, Epson and LightWare for projection presentation products. The Company's products include consumable supplies such as laser toner, copier toner, facsimile machine supplies, ink jet cartridges, printer ribbons, diskettes, computer tape cartridges and accessories, including cleaning kits and media storage files, and computer projection presentation hardware which permits the large-scale, high resolution projection of computer generated slides for presentation at meetings, seminars, lectures and other similar multiple person gatherings. The Company's products are used in, or in conjunction with, a broad range of computer and office automation products such as mainframe, mini, personal, laptop and notebook computers, laser and ink jet printers, photocopiers, fax machines and data storage products.

    The Company's customers place orders directly with one of the Company's sales representatives, by telephone, facsimile or by EDI, utilizing the Company's customized facsimile order forms or its comprehensive catalog. Very Important Customers ("VICs") are given priority treatment by the Company.

    The Company operates one centralized distribution center in Dayton, Ohio and nine smaller regional distribution centers in Rochester, New York, Louisville, Kentucky, Chicago, Illinois, Salt Lake City, Utah, Ann Arbor, Michigan, Spokane, Washington, Atlanta, Georgia, Portland, Oregon and Leeds, England. Each of the Company's other 31 sales offices also maintain a limited inventory of frequently ordered products in order to facilitate same day delivery. Most of the Company's U.S. shipments are shipped via either United Parcel Service ("UPS") or Roadway Package System ("RPS"), both of which provide a discounted rate to the Company which enables the Company to offer to its customers next business day or second business day delivery. The Company charges its customers delivery rates based on the customer's purchase and on competition on a local and national level.

    The Company was incorporated in September 1980 and commenced business operations in March 1981. The Company was founded by Thomas C. Winstel and Richard A. Newkold, both of whom were previously employed as computer supply salesmen with another company. Net sales in 1981 were $187,000. By 1987, annual sales had reached approximately $3.5 million and the Company hired Albert L. Schwarz to provide the Company with professional executive guidance. The Company's first acquisition was an asset purchase in 1991. In April 1993, the Company acquired for cash 100.0% of the outstanding shares of Datron. At that time, Datron's annual net sales were approximately $2.5 million. In June 1994, the Company acquired for cash the assets and assumed certain liabilities of Paper Rolls. At that time, Paper Rolls' annual net sales were approximately $3.2 million. For continuity and local name recognition purposes, each of Datron and Paper Rolls is represented to the public to be a "division" of the Company, although there are no internal consequences of such nomenclature. In both acquisitions, the Company was able to retain existing senior management by entering into non-competition and employment agreements, although in the Datron acquisition, the chief executive officer and sole stockholder of Datron did not remain. In May 1996, the Company acquired DDP, a computer and office automation supply company, which purchases and sells products in the domestic and international wholesale marketplace. In April 1997, the Company purchased substantially all of the assets of IDSC for cash and shares of the Company's Common Stock. At that time, IDSC annual net sales were approximately $7.0 million. IDSC is being operated as a division of the Company. In July 1997, the Company acquired both DATA and Force 4 for shares of Common Stock, and for cash and Common Stock, respectively. While DATA is being operated as a division of the Company, Force 4 is being operated as a wholly-owned subsidiary of the Company. Each of IDSC, DATA and Force 4 sell computer and office automation supplies primarily into the end-user market. DATA has a particular expertise in the sale of back-up power supplies, a niche market not previously filled by the Company. See "--Business Strategy--Acquisition Strategy."

    Prior to May 30, 1996, the Company was closely held by ten stockholders, including Messrs. Albert L. Schwarz, Thomas C. Winstel, Richard A. Newkold, Roger E. Turvy, and John C. Huffman, III, all of whom (except for Mr. Newkold who has since retired) are officers of the Company, and by five other individuals, four of whom were employees of the Company and one of whom was the Company's corporate counsel. On April 25, 1996, the Company, the above-named officers and the corporate counsel entered into a Stock Purchase Agreement (the "Agreement") with LLC to sell 70.0% of the Company's issued and outstanding common stock to LLC for $8.0 million, consisting of cash in the amount of $4.0 million which was paid at the closing of the Agreement and two year, 8.0% senior promissory notes of LLC (the "LLC Notes") aggregating $4.0 million which were paid in full in November 1996. The Agreement was closed on May 30, 1996, and, at that time, three nominees of LLC became members the Board of Directors of the Company.

    LLC is a Maryland limited liability company whose members include Anthony W. Liberati, the Manager--President and Chief Executive Officer of LLC and the Chairman of the Board of the Company, Robert G. Hecht, Vice Chairman of the Board and a director of the Company, Harry F. Radcliffe, the Manager--Secretary of LLC and a director of the Company, Michael E. Peppel, the Manager--Treasurer of LLC, the Vice President-Chief Financial Officer of the Company and a former stockholder and officer of DDP, the FBR Private Equity Fund, L.P. (an affiliate of which was the investment banking company which sold the Company's Common Stock in the initial public offering) and the EMTH Partner Investment

Fund I, a general partnership composed of certain members of the Company's special counsel. See "Business--Overview," "Certain Transactions," "Principal Stockholders" and "Legal Matters."

    On May 20, 1996, LLC executed a Stock Purchase Agreement (the "DDP Agreement") with DDP and its three stockholders, Messrs. Joseph R. Hollenshead, III, David J. White and Peppel (who also were the directors and executive officers of DDP) to acquire 100.0% of the issued and outstanding shares of DDP common stock. The DDP Agreement provided that LLC would acquire the business of DDP and that at the time of such acquisition the assets of DDP would be equal to its liabilities. In consideration therefor, LLC agreed to loan to each of Messrs. Hollenshead and White $125,000 for a term of one year with interest at 5.0%, the principal and interest to be due at maturity. Pursuant to the DDP Agreement, if DDP generated pre-tax income of $250,000 during the year ended December 31, 1996, LLC would cancel such loans. The loans were cancelled at December 31, 1996.

    It was the intent of LLC to combine the businesses of DDP and the Company. Accordingly, LLC provided the DDP stockholders an opportunity to invest in LLC on the same terms as other LLC investors and negotiated with the management of the Company to hire the officers of DDP as officers of the Company. In addition, LLC agreed to provide the three officers of DDP with a stock incentive in the Company so long as such officers remain employees of the Company (or of DDP, as a subsidiary of the Company, as applicable), for the years ended December 31, 1996, 1997 and 1998. Under the DDP Agreement, LLC agreed to transfer to each of the officers of DDP 4,180 shares of Common Stock of the Company at December 31, 1996, 6,855 shares of Common Stock at December 31, 1997, and 5,685 shares of Common Stock to each of Messrs. Hollenshead and White, and 14,045 shares of Common Stock to Mr. Peppel, at December 31, 1998. However, upon the consummation of the initial public offering, all of such shares became immediately vested in such individuals. The DDP Agreement was also consummated on May 30, 1996. On that date, LLC contributed 100.0% of the common stock of DDP to the Company, resulting in DDP becoming a wholly owned subsidiary of the Company.

THE COMPUTER SUPPLY INDUSTRY

    The Company estimates that the U.S. computer and office automation supply market totaled approximately $26.8 billion (at retail) in 1996. Industry sources indicate that the U.S. market for computer and office automation supplies will grow at a compound annual rate of approximately 6.8% over the next two years. The Company believes that the current size of the industry and its potential for future growth can be attributed to: (i) the increasing automation of the workplace as evidenced by the widespread use of personal computers ("PCs"), printers and computer network systems, (ii) the decline in unit prices of computer hardware and peripherals, making them more affordable to small and medium sized businesses and individuals, and (iii) the growth in business presentation and graphics software, which results in the use of projection presentation hardware, and in more frequent and repeated use of printers, which typically require a greater amount of consumable products.

    The Company believes that advances in printing technologies will further increase the demand for consumable computer supplies. Printer manufacturers have lowered the prices of their printers in order to establish a large installed base. Such companies have come to view the sale of the printer as the commencement of a relationship with the customer who typically must spend, over the life of the printer, twice as much on consumable goods as the cost of the printer itself.

    Industry sources estimate that the market for projection presentation products was approximately $1.0 billion in 1996 and is expected to grow at a rate of approximately 30% per year. While advances in technology continue to exert downward pricing pressure on the manufacturers who compete in this market, the projection presentation products are priced at retail in the range of $2,000 to $8,000 and currently provide for gross margins higher than other products sold by the Company.

    The Company believes that the role of distributors in the computer and office automation supply industry has increased in importance in recent years as an increasing number of end-users find that their need for computer supplies have increased dramatically and the number of products to choose from and the issues of compatibility of products have proliferated. The Company is able to serve such users by maintaining a knowledgeable and skilled direct and telephone marketing sales force and by maintaining the capability of filling most orders on the same or next business day with delivery on the next business day.

THE COMPANY'S MARKET

    The Company believes that its primary market consists of small and medium size businesses and, to a lesser extent, large businesses, governments and institutions. The small business segment consists of small businesses having 20 or fewer white-collar employees which has traditionally been served by small independent retailers located in close proximity to these customers and who generally sell at the manufacturer's suggested list prices. More recently, this segment has been targeted by the retail office products superstores and direct mail order companies, seeking to increase market share by offering lower prices and a wider product selection. The medium size business segment of this market consists of a broad range of business and other office automation product users having 20 to 100 white collar employees. This segment has been historically serviced by traditional contract stationers and full-service office products distributors, and to a lesser extent by small local retailers and direct mail order companies. The Company believes that such companies do not provide all of the services that these small and medium size businesses need or desire, such as customized account histories which can tell customers about their order histories, customized billing and customized packing and shipping to achieve the most economical and efficient mode of transport and processing prioritization for the Company's VICs, all of which are offered by the Company. See "--Products" and "--Management Information Systems."

    The large business segment of the market consists of businesses, governments and institutions having more than 100 white-collar employees which have historically been served primarily by traditional contract stationers and full service office products distributors. These customers, many of which operate at multiple locations, seek competitively priced products, a high level of value-added service including next day delivery and account relationship management, credit terms and other information services. Although many of these organizations have a centralized purchasing function for office and computer supplies, the Company has found through experience, that such function does not always serve all departments of these organizations and that certain purchasing authority has become decentralized. As a result, the Company's sales force attempts to visit the central purchasing manager as well as the computer network manager at the subject organization, the PC coordinator, the facilities manager and the office manager at the subject organization, each of whom may have different computer supply needs and may have a budget to fulfill such needs.

    The Company operates in all business segments of the computer and office automation supply distribution industry. Historically, the corporate computer supply and office automation distribution segment has been populated by numerous contract stationers and computer supply companies, most of which operate in only one metropolitan area and have annual sales of less than $15.0 million. However, as the computer and office automation supply distribution industry continues to rapidly consolidate, in large measure as a result of the consolidation of the office products industry, the Company believes that many smaller companies will be unable to effectively compete and will stagnate, be acquired by larger companies or will be closed. Based upon annual revenues, the Company believes that it is the largest independent end user computer and office automation supply company in the United States. See "--Competition."

    Unlike the computer hardware or office equipment industry, the Company believes that the computer and office automation supply industry is not generally subject to the risk of rapid technological advances and subsequent product obsolescence. In general, the demand for computer supplies is not dependent on the level or type of computer hardware or office equipment sales in any particular year, but rather reflects the amount and type of equipment already in use (the "installed base"). As a result, the consumable needs for any particular computer or office equipment will often continue for an extended period of time, even after the manufacture of such computer or office equipment is discontinued. For example, the Company expects that sales of all-in-one toner cartridges for the Hewlett-Packard Series II laser printer engine are projected to continue through 1997 even though this particular laser printer engine was discontinued by the manufacturer in late 1992. Nevertheless, the Company attempts to insulate itself from the risk of technological obsolescence faced by manufacturers by: (i) distributing a wide range of brand-name products so that the Company is not dependent upon the success of any particular computer or office equipment manufacturer, (ii) carrying primarily consumable supplies for computer or office equipment which the Company believes has a substantial installed base, and (iii) entering into agreements with major suppliers under which the Company can return slow-moving inventory.

BUSINESS STRATEGY

    The Company believes that its growth has been primarily attributable to the Company's acquisition strategy as well as the efforts of its highly trained and highly motivated direct sales force which engages, on a daily basis, in face-to-face sales calls with the Company's customers, and to a lesser extent, in telephone direct marketing. Using the Company's sophisticated, on-line data base, the Company's salespeople are able to access their customer's sales history (which includes quantity, price and margin information) and provide the customer with individualized price and quantity quotations at the time of the call. This system allows the salesperson maximum flexibility when responding to customer inquiries and concerns, especially those relating to pricing and delivery. The Company believes that this ability to be immediately responsive to the customer's needs provides the Company with a competitive advantage. The Company also attributes its growth to its wide selection of popular products at competitive prices, its precise, double-checked picking and packing ability, same day order processing and shipment, same or next business day delivery and the quality and breadth of its value-added customer services, such as its VIC priority treatment, customized billing, customer-dedicated account representatives, and automated order tracking.

    The Company's business strategy seeks to build on its strengths as a sales and service oriented business to increase its market share and achieve continued sales and earnings growth. In particular, the Company intends to implement its strategy by: (i) expanding the scope of its operations, primarily through strategic acquisitions of computer and office automation supply distribution companies in metropolitan markets in the United States and overseas; (ii) increasing its revenues from its existing and new customer base; and (iii) decreasing its expenses by utilizing technology to enhance the efficiency of its operations.

    ACQUISITION STRATEGY. Since 1991, the Company has acquired four operating computer and office automation supply companies and the assets of three other such businesses. In August 1991, the Company purchased the inventory of Datawares Computer and Word Processing Supplies, Inc., Pittsburgh, Pennsylvania ("Datawares") from Datawares' lender. In that transaction, the Company acquired Datawares' right to distribute products for Hewlett-Packard and obtained Westinghouse Electric Corporation as a customer. On May 1, 1993, the Company purchased the stock of Datron Computer Products, Inc. for cash and assumed liabilities plus certain payments over a five year period ending on May 1, 1999 for an agreement with the former owner not to compete. If the Datron gross margin exceeds $931,636 on an annual basis through June 15, 1999, the Company is obligated to make additional annual payments equal to 11.0% of such excess, not to exceed $17,520 in any one year. No additional payments were made in 1994 or 1995 but $954 was paid in 1997. In addition, the Company entered into a one year employment agreement with Datron's sole stockholder. Datron's revenues for the 12 months ended April 30, 1993 were approximately $2.7 million. The Company purchased the assets of Paper Rolls and Computer Supplies, Inc. on July 1, 1994 for cash and agreed to pay certain amounts over a four year period beginning July 1, 1994 for agreements with the former owners not to compete and for goodwill. In addition, the Company entered into four year employment agreements with the owners of Paper Rolls, including, John Schwarz, Jr. and Robert Schwarz. Revenues for Paper Rolls for the twelve months ended June 30, 1994 totaled approximately $3.3 million. In May 1996, LLC acquired DDP from its stockholders and contributed 100.0% of the stock of DDP to the Company. The Company received assets of DDP totaling $2.7 million and assumed liabilities of DDP totaling $2.7 million. Revenues for DDP for the 12 months ended May 30, 1996 were

$12.6 million. See "Certain Transactions--Related Party Transactions--Other Transactions." The Company also purchased substantially all of the assets of IDSC on April 30, 1997 for cash and a number of shares of Common Stock. In connection with the acquisition, the Company entered into a one year employment agreement with one of the stockholders of IDSC. As a result, the Company received assets of IDSC totaling $1.2 million and assumed liabilities of IDSC totaling $0.9 million. Revenues for IDSC for the twelve months ended April 30, 1997 approximated $6.4 million. On July 1, 1997, the Company acquired DATA for cash and a number of shares of Common Stock. In connection with the acquisition, the Company entered into two year employment agreements with the two principal stockholders of DATA. As a result, the Company acquired assets of DATA totaling $1.1 million and assumed liabilities of DATA totaling $0.6 million. Revenues for DATA for the twelve months ended June 30, 1997 approximated $6.5 million. On July 15, 1997, the Company acquired Force
4 for cash and a number of shares of Common Stock. In connection with the acquisition, the Company entered into a one year employment agreement with the sole stockholder of Force 4. As a result, the Company received assets of Force 4 totaling $1.4 million and liabilities totaling $0.8 million. Revenues for Force 4 for the twelve months ended June 30, 1997 approximated $12.2 million. None of the acquisitions made during 1997 to the date of this Prospectus, individually or in the aggregate, had a material impact on the Company's financial condition or results of operations. (The financial information related to the acquired entities presented in this paragraph, except as it relates to DDP, is derived from unaudited financial information).



    The Company intends to continue its aggressive acquisition strategy of entering new markets domestically and internationally on an opportunistic basis and to acquire end-user computer supply and office automation supply companies and to hire certain experienced sale representatives in and outside the Company's current market areas, some of whom may be constrained from working in their present locations for a period of time. The typical target company profile for the Company's acquisition strategy is a computer and office automation supply distributor with a large middle-market corporate end-user business in a major metropolitan area with sales of between $5.0 to $50.0 million. Such companies are attractive acquisition candidates because: (i) the Company believes that such companies have limited growth potential at their current revenue size in such markets; (ii) of the Company's knowledge of, and existing personal or business relationships with, many of the potential acquisition targets; (iii) the Company's strategy differs significantly from the strategy of the large office products consolidators in that the Company does not plan major employee terminations upon acquisition but expects to maintain the target company's sales force while integrating the acquired company's operating and financial systems; (iv) of the Company's ability to provide such target company's sales force with expanded product lines to increase their commission income due to the Company's in-house technical support, broad supplier relationships and the breadth of its product line; (v) of the Company's intention to utilize the target company's niche markets and expertise in areas not focused on by the Company to cross-sell to existing customers; and (vi) of the Company's management style which provides its sales representatives with significant autonomy. The Company believes that it is currently the only company focusing strictly on acquiring end-user computer supply and office automation distribution companies.

    The Company intends to utilize its Common Stock to fund acquisitions because it believes that such shares will be valued by the market to reflect the Company's sales and earnings growth potential, the use of Common Stock is tax-advantaged to the seller because no income tax is due until such shares are sold and the public market should provide sellers with sufficient liquidity for their personal and estate planning purposes. The Company may also use cash for some or all of the purchase consideration. Such cash will be borrowed by the Company under the Credit Facility, or, to a lesser extent, generated from operations. See "Risk Factors Financing for Acquisitions; Additional Dilution," "--Financing for Acquisitions; Leverage" and "--Possible Need for Additional Financing to Implement Acquisition Strategy" for additional information relating to the considerations concerning the financing of such acquisitions.

    REVENUE STRATEGY. Another element of the Company's strategy to increase sales revenues is the initiation of relationships with new customers. This strategy involves the expansion of the Company's direct sales force through the acquisition of businesses in different markets and by providing greater training, support and sales leads to its existing sales force to permit them to work more efficiently and obtain new customers. Sales growth will also depend upon the Company having its sales force emphasize vertical marketing, cross-selling and add-on sales in order to increase its current average order size. This will be accomplished by learning more about the customer's needs and purchase habits and making such information available to the sales force at the time of the sales call through the Company's information management system. The Company will also emphasize the sales of the higher margin, state-of-the-art LCD projection presentation products, which have transformed the art of presentation graphics from transparencies and 35mm slides to highly complex, multi-colored computer generated presentations. The Company typically does not sell such products at the lowest price, but offers substantial post-sale technical support to its customers, free of charge. Such support includes, for the LCD projection presentation products, set-up and personal operating instruction demonstrations, telephone technical support and the maintenance of an inventory of hard to find but commonly needed parts, such as cables and bulbs. The Company believes that its post-sale service distinguishes it from its competitors who market such products as commodities and fail to assist the customer if complications arise after the sale.

    The Company further intends to continue to emphasize cost savings by strengthening its relationship with manufacturers by increasing sales of such manufacturer's products, which is expected to result in better discounts and rebates and more cooperative advertising support and purchasing computer supplies from foreign and domestic sources when the price offered makes it attractive to do so. Prices on products carried by the Company may vary from market to market based on the supply and demand for such products on a global basis. Management of the Company has been able to take advantage of temporary over-supply situations in one market by purchasing inventory at what might be considered "below market" prices in another country. The Company utilizes these market inefficiencies in order to increase its operating income.

    TECHNOLOGY STRATEGY. The Company also intends to improve its operating efficiencies, cost control and profit margin monitoring through continuous enhancements to its customized computer system which provides a link between management, the sales force and the warehouses. The Company's current Management Information System and telephone system have significant upgrade and growth potential. It has been the Company's practice to increase MIS and telecommunication capacity as the Company's sales increase. In 1996 and for the six months ended June 30, 1997, the Company invested $167,000 and $79,000, respectively, in hardware in order to upgrade the MIS and telecommunications systems in contemplation of the Company's expansion plans. The upgrade was designed to enhance the Company's ability to improve efficiency, monitor its operations, manage its inventory and offer faster and increased levels of service to its customers. This emphasis on technology has contributed to a decline in selling, general and administrative expense as a percentage of net sales from 19.0% in 1991 to 14.0% in 1996, and to 13.6% for the six months ended June 30, 1997.

    The Company utilizes its MIS and distribution efficiency to identify its VICs. The Company awards a VIC designation to customers who purchase $40,000 or more product in any year. If a VIC calls the Company to ask a question or to order products, that customer is directed to a customer service representative who can immediately obtain on the representative's computer screen the customer's past purchase history with the Company. If the customer desires to order a product, the customer service representative has computer access to information on, among other things, all prior purchases made by that customer and the items and quantities ordered and prices paid, the customer's payment history, and special billing or delivery instructions. If the item desired is not in stock, the representative's computer screen will display a list of other products which may be substituted for the specific out-of-stock item. Once the order is taken, the computer will display complementary items which the customer may need or which the customer has forgotten about or may want to acquire in addition to the ordered product. All VICs are given priority service by the Company whereby the order is processed in accordance with the specific instructions of the customer as to billing, packaging and shipping and before non-VIC orders are processed.

PRODUCTS

    The Company distributes an aggregate of over 12,940 different computer and office automation supplies and related products and regularly updates its product line to reflect advances in technology and to avoid product obsolescence. The Company's major product categories can generally be classified as follows:

        NON-IMPACT PRINTER SUPPLIES. Non-impact printer supplies include toner cartridges, ink jet cartridges, optical photo conductor kits, copier supplies and fax supplies. Non-impact printers, such as laser printers, copiers and fax machines, are rapidly growing in popularity and have a wide range of applications. Sales of non-impact printer supplies accounted for approximately 45.5% and 35.1% of the Company's total net sales in 1996 and 1995 and 57.5% of the Company's total net sales for the six months ended June 30, 1997. The Company also sells specialized all-in-one toner cartridges for laser printers produced by manufacturers such as Hewlett-Packard and Lexmark.

        IMPACT PRINTER SUPPLIES. Impact printer supplies include printwheels, ribbons, elements, fonts and other consumable supplies used in impact printers ranging from electronic typewriters to high speed dot matrix printers. While new technology is moving toward non-impact printing, the Company believes that a substantial installed base of impact printers, such as dot matrix printers, is still in use and requires a continuing amount of consumable computer supplies. Sales of impact printer supplies accounted for approximately 10.0% and 11.9% of the Company's total net sales in 1996 and 1995 and 7.4% of the Company's total net sales for the six months ended June 30, 1997.

        MAGNETIC MEDIA PRODUCTS. Magnetic media products include computer tapes, data cartridges, diskettes, optical disks, recordable compact disks and other products which store or record computer information and are used in a variety of computers ranging from notebook and personal computers to large mainframe computer systems. Sales of magnetic media products accounted for approximately 16.4% and 13.2% of the Company's total net sales in 1996 and 1995 and 11.3% for the six months ended June 30, 1997.

        PROJECTION PRESENTATION PRODUCTS. Projection presentation products sold by the Company include overhead projectors, LCD projection panels, LCD portable projectors, laser pointers, projection screens and other projection presentation accessories. Sales of projection presentation products accounted for approximately 7.8% and 9.2% of the Company's total net sales in 1996 and 1995 and 7.9% of the Company's total net sales for the six months ended June 30, 1997.

        ACCESSORIES AND OTHER PRODUCTS. Accessories sold by the Company include paper, cleaning supplies, disk storage boxes, data cartridge storage, point of sale and bar code supplies, racks, surge protection devices, workstation accessories and anti-glare screens. The Company also sells a limited number of other products such as transparencies, banking supplies and selected business machines. Sales of accessories and other products accounted for approximately 20.3% and 30.6% of the Company's total net sales in 1996 and 1995 and 15.8% of the Company's total net sales for the six months ended June 30, 1997.

SUPPLIERS

    The Company's computer supply and office automation products are manufactured by approximately 500 original equipment manufacturers, including Hewlett-Packard, Lexmark, Imation, Proxima and Epson. During 1996 and 1995, and for the six months ended June 30, 1997, approximately 50.6%, 58.6% and 49.1%, respectively, of the Company's total net sales were derived from products supplied by the

Company's ten largest suppliers. The sale of products supplied by Hewlett-Packard, Lexmark and Canon accounted for approximately 17.5%, 7.4%, and 5.9%, respectively, of total net sales for 1996 and 14.6%, 6.6% and 10.1%, respectively, of total net sales for the six months ended June 30, 1997. The Company's projection presentation products are manufactured by five original equipment manufacturers, including Proxima, Epson and LightWare. The Company is obligated to purchase products from Hewlett-Packard and Lexmark based on its distribution agreements with such suppliers in the annual amounts of $5.0 million and $250,000, respectively.

    The Company has entered into written distribution agreements with Hewlett-Packard, Lexmark, Imation and Proxima and a majority of the other major suppliers of the products it distributes. As is customary in the industry, these agreements generally provide non-exclusive distribution rights, have one year renewable terms, are terminable by either party at any time, with or without cause, and require notice of certain events such as a change in control of the Company. The Company notified its major suppliers of such change with no resulting adverse consequences. The Company considers its relationships with its major suppliers, including Hewlett-Packard, Lexmark and Imation, to be good and has recently renewed its direct purchasing agreements with Hewlett-Packard and several other suppliers. The Company is also discussing with several major suppliers expanded direct purchasing arrangements in order to provide the Company with a broader product line. There can be no assurance, however, that a material change in the Company's relationship with one or more of its major suppliers will not occur and if it does occur, that it will not have a material adverse effect on the Company's business. See "Risk Factors--Dependence on Certain Key Suppliers."

    Although the Company purchases most of its products directly from authorized U.S. manufacturers, the Company also purchases products from foreign and domestic sources. Depending upon product pricing and availability, the Company also purchases products from secondary sources, such as wholesalers and selected dealers, other than from the direct manufacturer. During 1995 and 1996, and for the six months ended June 30, 1997, approximately 8.2%, 40.2% and 15.4%, respectively, of the Company's total net sales were derived from the sale of products purchased from sources other than the direct manufacturer. The Company utilizes its ability to purchase imported and secondary source products in order to increase its operating income and provide its customers with competitive prices. In order to ensure that such imported and secondary source products are not produced by unauthorized manufacturers, the Company has established various steps and procedures which it believes enable it to identify unauthorized products and the Company does not purchase from such sources. There can be no assurance, however, that the Company will be completely successful in such efforts or that such imported and secondary source products will continue to be available.

    Certain of the Company's major suppliers offer rebate programs under which, subject to the Company purchasing certain predetermined amounts of product, the Company receives rebates of the dollar volume of total rebate program purchases. The Company also takes advantage of several other programs offered by substantially all of its suppliers. These programs include price protection plans under which the Company receives credits against future purchases if the supplier lowers prices on previously purchased inventory and stock rotation or stock balancing privileges under which the Company can return slow moving inventory in exchange for other products.

SALES AND MARKETING

    The Company sells its products to approximately 21,000 middle-market and smaller companies and to governmental, educational, wholesale and retail customers, including federal, state and local governmental agencies, universities and hospitals and, to a lesser extent, to computer supply dealers. The Company's typical customer is a small to medium sized corporate end-user who relies on distributors like the Company, that provide high levels of value-added service. No single customer accounts for more than 3.0% of the Company's sales in 1996 and in the six months ended June 30, 1997. The Company's international sales accounted for approximately 4.3% of the Company's total net sales for the six months ended June 30, 1997.

    The Company's sales force, as of June 30, 1997, consisted of 69 full-time sales representatives that work out of the Company's headquarters in Dayton, Ohio and from its seven sales offices in Ohio, located in Akron/Canton, Cincinnati, Cleveland, Columbus, Toledo, Zanesville and Youngstown, its four sales offices in Pennsylvania, located in Erie/Meadville, Davidsville, Pittsburgh and Philadelphia, its two offices in New York, located in Buffalo and Rochester and its offices in Portland, Oregon, Spokane and Seattle, Washington, Idaho Falls, Idaho, Corvallis, Montana, Indianapolis, Indiana, Chicago, Illinois, Louisville, Kentucky, Atlanta, Georgia, Gastonia, Raleigh and Pineville, North Carolina, Fountain Inn, Columbia and Greenville, South Carolina, Orlando and Jacksonville, Florida, Salt Lake City, Utah and Ann Arbor and Detroit, Michigan in the United States, and its sales office in Leeds, England. The Company relies on its direct sales force to initiate sales contacts, follow up on leads provided by manufacturers and to engage in face-to-face contact with its customers to solicit orders and provide service.

    The Company's direct sales force markets the Company's products and services utilizing the Company's full-color catalog and the sales representative's ability to quote a price to the customer within a range which maintains the Company's margins but gives the sales representative the flexibility to price products competitively. The sales force works with the Company's customers to simplify and reduce the cost of the computer supply product procurement process by providing customized facsimile order forms, EDI processing and customized billing and shipping, and product technical expertise. Outbound telemarketing sales are primarily directed to federal government and other corporate customers which have the authority to make their own purchases or are purchasing specific products under master contracts with specific manufacturers and which, in part, represent sales in markets in which the Company does not have an office. The Company ships products to every state in the United States.

    The Company believes that its ability to maintain and grow its customer and revenue base will depend, in part, on its ability to maintain a high level of customer satisfaction, as well as competitive prices. The Company believes that its customers typically purchase computer supply and office automation products based on an established long-term business relationship with one primary supplier. The Company establishes and maintains its relationships with customers by assigning a sales and an in-house customer service representative to most customers. Sales representatives are compensated almost exclusively on a commission basis based on the gross margin of sales consummated (which may be augmented by sales bonus programs offered by certain of the Company's suppliers in connection with a specific product sales campaign) and receive Company benefits such as incentive recognition trips if quotas are met. Sales representatives have frequent contact with their customers and share responsibility for increasing account penetration and providing customer service. Sales representatives also are responsible for marketing efforts directed to prospective customers and for responding to all bid and/or contract requests for their existing and prospective customers. The Company believes that its personalized marketing strategy offers it a competitive advantage in responding to the needs of each customer.

    The Company also has an in-house marketing department which assists its sales representatives by generating leads and sales from existing accounts resulting from direct mail advertisements and questionnaires and from direct telephone solicitations.

    The Company intends to focus its marketing efforts on the small- and middle-market segments of the computer supply and office automation products industry. The Company believes that a significant opportunity exists in these segments and that the larger office products companies have focused more on the large corporate segment. The Company sells primarily through direct contact with customers and does not conduct significant mass market advertising. The Company utilizes manufacturer cooperative advertising support for direct mail solicitations, product exhibitions and product gifts.

MANAGEMENT INFORMATION SYSTEMS

    Since 1992, the Company has invested approximately $0.8 million in hardware, software and programming upgrades to its MIS, which is run from an IBM AS/400 computer located at its Dayton, Ohio headquarters, and has automated a large number of key business functions using on-line, real time systems. These on-line systems provide management with information concerning sales, inventory levels, customer payments and other operations which are essential for the Company to operate as a low cost, high efficiency distributor. Ten of the Company's offices, which represented 84.3% of the Company's sales volume for 1996 and 83.2% of the Company's sales volume for the six months ended June 30, 1997, have a direct, full-time dedicated link to the Company's in-house computer system. Non-linked offices dial in daily. The Company maintains two full-time computer programmers who work on a continual basis to upgrade the Company's software capability. The "down time" for the Company's computer system has been negligible to date.

    The implementation of these systems has allowed the Company to offer an advanced EDI program to its customers so that the Company can communicate directly with their computer systems and automatically process, send and receive purchase orders, invoices and acknowledgements. The Company is also able to offer "customer links" to provide customers with direct access to a specialized Company database to examine pricing, credit information, product description and availability and promotions information. This link also allows customers to place orders directly into the Company's order processing system.

    The Company has also invested in advanced telecommunications, voice response equipment, electronic mail and messaging, automated fax technology, scanning, bar coding, and automated inventory management.

DISTRIBUTION

    The Company distributes its products from its ten warehouse facilities, although most products are shipped from the primary warehouse located in Dayton, Ohio. The warehouses located in Dayton, Ohio. The warehouses located in Dayton, Ohio, Louisville, Kentucky, Rochester, New York and Atlanta, Georgia are electronically linked via a central computer system (the "Company's Computer System"), which allows for the efficiencies described in this section with respect to such locations. The other regional warehouses, located in Chicago, Illinois, Salt Lake City, Utah, Ann Arbor, Michigan, Spokane, Washington, Portland, Oregon and Leeds, England, are warehouse locations that the company has acquired in connection with the acquisitions of DDP and Force 4 and the asset purchase of IDSC (the "Acquired Warehouses"). As of the date hereof, although the Company has not integrated the warehouse computer systems of the Acquired Warehouses with the Company's Computer System and intends to do so as soon as practicable, the non-linked warehouses dial in daily to the Company's Computer System.

    Once an order is input into the Company's Computer System, a picking ticket is printed in the appropriate warehouse where the inventory is located. This significantly decreases "stock-outs" and backorders since products may be shipped from more than one warehouse location to arrive at the customer's office on the next business day. The picking ticket tells the warehouse personnel where the merchandise is located. The stock is then picked and sent to the packing department where the items are double-checked against the picking ticket, packaged and assigned the most economical and efficient mode of transport, based upon the customer's desires.

    The Company believes that the automation brought about by advances in its MIS have resulted in: (i) more efficient management of its inventory which, in turn, has reduced the Company's working capital borrowings; (ii) a consistent picking accuracy rate of approximately 99.5%, thereby reducing shipping errors and the associated costs of returned merchandise; (iii) significant savings to its customers as a result of customizing packaging which takes advantage of weight discounts and provides for less frequent deliveries; and (iv) improved customer service through later order acceptance times (currently 8:00 p.m. for shipments out of Dayton, Ohio) and next business day delivery.

    When the Company ships packages with UPS or RPS, it will label the package with the UPS or RPS bar code for tracking purposes. The Company is then able to track a customer's package from the time it is put on the courier's vehicle until delivery. The Company's arrangements with UPS and RPS enable the Company to offer to its customers a discounted shipping rate and next business day delivery to most U.S. geographic areas. The Company charges its customers delivery rates based upon the customer's purchase and competition on a local and national level offered to the Company by UPS on RPS or, if that rate is unavailable, the local ground delivery rates for this service. However, in certain markets where the cost of delivery is highly competitive or free to the customer, the Company will match its delivery charges with those of its direct competitors. The Company ships virtually all orders for products in stock on the same day.

    The Company's principal executive offices are currently located in Dayton, Ohio. With respect to the office and warehouse space used in the ordinary course of business, all of such space is leased by the Company. The leases expire at various times through 2006 and some of the Company's leases contain options to renew. The Company expects that it will be able to renew leases expiring in 1997 at rents which are substantially similar to current rent payments on a square footage basis.

    The Company's sales and warehouse locations are described in the table below:

                                                                                        LEASE
LOCATION                                                              SQUARE FEET  EXPIRATION DATE
--------------------------------------------------------------------  -----------  ---------------
Akron, Ohio**.......................................................         500           1997
Ann Arbor, Michigan*................................................       5,500           1998
Buffalo, New York...................................................         500           1999
Chicago, Illinois*..................................................       3,114           2000
Cincinnati, Ohio....................................................       2,400           1999
Cleveland, Ohio.....................................................         120           1998
Cleveland, Ohio.....................................................          95           1998
Columbus, Ohio......................................................       1,478           1999
Dayton, Ohio*.......................................................      30,000           2006
Detroit, Michigan...................................................       1,075           1997
Idaho Falls, Idaho**................................................         500           1997
Indianapolis, Indiana...............................................         912           2000
Louisville, Kentucky*...............................................       7,500           2004
Nashville, Tennessee................................................         166           1998
Pittsburgh, Pennsylvania............................................       1,725           1999
Portland, Oregon*...................................................       6,000           2000
Rochester, New York*................................................      12,032           2000
Roswell, Georgia....................................................       7,789           2000
Salt Lake City, Utah*...............................................       1,200           1999
Seattle, Washington.................................................       1,100           2000
Spokane, Washington*................................................      15,000           2000
Toledo, Ohio........................................................         256           1998
Leeds, England*.....................................................         500           1997

------------------------

 * All locations listed above are sales offices except those designated with an asterisk, which locations include Company warehouses.

**  The leases are currently on a month to month basis.

    The Company has entered into a lease with a partnership composed of certain executive officers of the Company (the "Draft Partnership") and moved its Dayton, Ohio offices and warehouse to a newly constructed site also located in Dayton, Ohio. The lease commenced on November 1, 1996 and will expire on October 31, 2006, unless renewed, at the Company's option, for up to two successive five year periods. See "Certain Transactions--Related Party Transactions." The new facility provides the Company with a total of 30,000 square feet of space, expandable by build-out to 62,000 square feet, of which 15,000 square feet is being used as warehouse space and the remainder of which is being used for offices and other business purposes. The Company's operations were not unduly interrupted by the move to the new Dayton location. The Company invested approximately $220,000 in furniture and fixtures for the new facility. The operating cost of the relocation, which occurred in November 1996 was approximately $40,000.

    The Company's trade name is "Miami Computer Supply International." The Company has obtained Federal service mark registration of "Miami Computer Supply Corporation," "Miami Computer Supply International," "MCSI" and the associated Company logo. No assurance can be given that any such registration will be effective to prevent others from: (i) using the service mark concurrently; or
(ii) preventing the Company from using the service mark in certain locations.

SUBSIDIARIES

    The Company has two direct, wholly owned subsidiaries, DDP and Force 4. DDP has two subsidiaries, Diversified Data Products (U.K.) Limited ("DDP-UK") and CEM (Overseas) Limited ("CEM"). DDP-UK is a United Kingdom private limited company and CEM is a British Virgin Islands International Business Company. Both DDP-UK, whose sales office is located in Leeds, England, and CEM, whose sales office is located in Dubai, United Arab Emirates, engage in the computer supply and office automation supply distribution business and purchase and sell computer and office automation supplies internationally. DDP-UK operates in England and DDP and DDP-UK sell in Germany, France, Australia, New Zealand, Hong Kong, Indonesia and Singapore, while CEM operates in the United Arab Emirates and sells product in Kuwait and Saudi Arabia. See "Risk Factors--Risks Relating to International Acquisitions" and "--Exchange Rate Fluctuations.

EMPLOYEES

    As of June 30, 1997, the Company had 152 full-time employees and three part-time employees, of which 61 were in executive and administrative positions, including accounting, purchasing, credit and management information systems, 69 were in sales and marketing and 22 were in warehousing and related functions. None of the Company's employees are represented by a labor union, and the Company has never suffered an interruption of business as a result of a labor dispute. The Company considers its relations with its employees to be excellent.

COMPETITION

    The Company believes that most, if not all, of its customers maintain several sources of supply for their product requirements. Accordingly, the Company competes with major full-service office products distributors, other national and regional computer supply distributors, office products superstores, direct mail order companies, and, to a lesser extent, non-specialized retailers. Certain of the Company's competitors, such as office products superstores and major full-service office products distributors, are larger and have substantially greater financial and other resources and purchasing power than the Company. Competition in the Company's industry is generally based on price, breadth of product lines, product and credit availability, a knowledgeable sales force, delivery time and the level and quality of customer services. The Company believes that the computer supply industry will become more consolidated in the future and thereby more competitive. Increasing competition will result in greater price discounting which will continue to have a negative impact on the industry's gross margins. The Company has experienced relatively consistent gross profit margins while experiencing continuing price competition. The effect of such competition has been offset primarily by increased gross profit margins from new product offerings.

    The Company believes its competitive advantage over other distributors includes its ability to efficiently maintain a wide selection of name brand products in stock ready to be shipped on a same day basis and delivered overnight, to efficiently distribute its products, to provide innovative and high quality value-added customer service programs and to respond to changing customer demand and product development. However, there can be no assurance that the Company will not encounter increased competition in the future, which could have a material adverse effect on the Company's business.

ENVIRONMENTAL MATTERS

    The Company is subject to federal, state and local laws, regulations and ordinances that: (i) govern activities or operations that may have adverse environmental effects, such as discharges to air and water as well as handling and disposal practices for solid and hazardous wastes, or (ii) impose liability for the costs of cleaning up, and certain damages resulting from, sites of past spills, disposals or other releases of hazardous substances.

    The Company currently is not aware of any environmental conditions relating to present or past waste generation at or from its facilities or operations, that would be likely to have a material adverse effect on the financial condition or results of operations of the Company. However, there can be no assurance that environmental liabilities in the future will not have a material adverse effect on the financial condition or results of operations of the Company.

LEGAL PROCEEDINGS

    On August 26, 1997, Corporate Express of the South, Inc. ("CES") filed suit in the Superior Court for Guilford County, North Carolina, against the Company and two of its salespersons alleging, among other things, that the salespersons breached their agreements not to compete with CES and that the Company intentionally induced the salespersons not to honor their covenants not to compete. The Company believes that resolution of the suit, which seeks injunctive relief against the salespersons and unspecified damages from the Company, will not have a material adverse impact on the financial condition of the Company. The Company intends to vigorously defend itself against the suit.

    Other than the proceeding described above, the Company was not involved in any legal proceedings incidental to the conduct of its business as of the date hereof. The Company maintains general liability and business interruption insurance coverage in amounts which it believes to be adequate. See "Certain Transactions--Limitations on Liability and Indemnification Matters" and "Risk Factors--Dependence on Key Personnel."

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth the name, age and position of the directors and executive officers of the Company as of August 31, 1997.

NAME                                     AGE                                     POSITION
-----------------------------------      ---      -----------------------------------------------------------------------
Anthony W. Liberati................          64   Chairman of the Board and Director

Albert L. Schwarz..................          57   President and Director

Robert G. Hecht....................          56   Vice Chairman of the Board and Director

Harry F. Radcliffe.................          46   Treasurer and Director

Thomas C. Winstel..................          51   Director, Secretary and Vice President--Presentation Products

Roger E. Turvy.....................          58   Vice President--Product Sales and Development

Michael E. Peppel..................          30   Vice President--Chief Financial Officer

John C. Huffman, III...............          39   Vice President--National Sales Manager

Mary A. Stewart....................          40   Vice President--Operations

Joseph R. Hollenshead, III.........          27   President of DDP

    ANTHONY W. LIBERATI. Mr. Liberati has been Chairman of the Board since May 1996, when LLC, of which he is the Manager--President and Chief Executive Officer and a member, acquired a majority interest in the Company. Commencing in 1982 and until his retirement in August 1995, Mr. Liberati was employed by the Edward J. DeBartolo Corporation, Youngstown, Ohio (the "DeBartolo Corporation"), the nation's largest shopping center developer and the owner of the San Francisco 49ers professional football team. At the time of his retirement, Mr. Liberati was the Chief Operating Officer of the DeBartolo Corporation. Prior to his appointment as the Chief Operating Officer, he was the DeBartolo Corporation's Chief Financial Officer for ten years. Mr. Liberati is a director of Hawthorne Financial Corporation, Los Angeles, California, a savings institution holding company which is traded on the Nasdaq National Market, and is a former member of the Board of Directors of DeBartolo Realty Corporation, Youngstown, Ohio, a New York Stock Exchange-traded real estate investment trust. He is a current member of the Board of Directors of Imperial Land Company, Pittsburgh, Pennsylvania, a privately held land-bank company and Pennsylvania Capital Bank, Pittsburgh, Pennsylvania, a privately held Pennsylvania commercial bank. He attended Duquesne University, Pittsburgh, Pennsylvania.

    ALBERT L. SCHWARZ. Mr. Schwarz joined the Company in 1987 as President and a Director. He is the Chairman of the Company's Executive Management Committee, a committee composed of management which deals with Company operating issues. Mr. Schwarz was a division controller of Amcast Industries Corp., a New York Stock Exchange-traded company which manufactures metal castings located in Dayton, Ohio from 1984 to 1987. Mr. Schwarz received his MBA from the University of Dayton, Dayton, Ohio, and his undergraduate degree in accounting from Wright State University, Fairborn, Ohio. Mr. Schwarz is the brother-in-law of Mr. Turvy.

    ROBERT G. HECHT. Mr. Hecht became a Director of the Company in May 1996 and is also a member of LLC. Mr. Hecht is the Chief Executive Officer of Trumbull Corporation, a privately held highway construction company, the President of Allegheny Asphalt Manufacturing, Inc., a privately held material supply company and is the Executive Vice President for P.J. Dick Incorporated, a privately held construction company, all of which are located in Pittsburgh, Pennsylvania. Mr. Hecht is also a director of Essex Bancorp, Virginia Beach, Virginia, a savings institution holding company which is traded on the Nasdaq National Market and formerly a director of First Home Bancorp, Inc. Mr. Hecht received his Juris Doctor degree from the University of Pittsburgh, Pittsburgh, Pennsylvania and his undergraduate degree in engineering from the U.S. Naval Academy. Mr. Hecht is the Co-Chairman of the Washington County Southwestern Pennsylvania Growth Alliance and a member of the Board of Directors of the Children's Home of Pittsburgh.

    HARRY F. RADCLIFFE. Mr. Radcliffe, an officer and member of LLC, was elected as a Director in May 1996. Mr. Radcliffe was, from December 1993 to April 1997, the President and Chief Executive Officer of First Home Bancorp, Inc., a privately held financial institution holding company. He is a director of Essex Bancorp, Virginia Beach, Virginia, a savings institution holding company which is traded on the Nasdaq National Market and of Hawthorne Financial Corporation, Los Angeles, California, a savings institution holding company which is also traded on the Nasdaq National Market. From 1989 to 1993, Mr. Radcliffe was the President and Chief Executive Officer of First South Savings Association, a Pennsylvania-chartered stock savings association located in Pittsburgh, Pennsylvania. Mr. Radcliffe received his degree in economics from Ohio Wesleyan University.

    THOMAS C. WINSTEL. Mr. Winstel co-founded the Company in 1981 and has been a Director and Vice President of the Company since that time. Mr. Winstel has been the Corporate Secretary of the Company since May 1996. Mr. Winstel is a member of the Company's Executive Management Committee. Mr. Winstel received his marketing degree from the University of Dayton, Ohio.

    ROGER E. TURVY. Mr. Turvy joined the Company in 1981 and has been the Vice President--Product Sales and Development since that time. Mr. Turvy is a member of the Company's Executive Management Committee. Mr. Turvy received his degree in mathematics and business from Miami University, Oxford, Ohio and his MBA from Ohio State University. Mr. Turvy is the brother-in-law of Mr. Schwarz.

    MICHAEL E. PEPPEL. Mr. Peppel joined the Company in May 1996 and is an officer and member of LLC. Mr. Peppel is also a member of the Company's Executive Management Committee. Prior thereto, from November 1990 to May 1996, he was a director and Chief Financial Officer of Diversified Data Products, Inc. which was acquired by LLC and contributed to the Company in May 1996. From April 1987 to October 1990, he was the money desk manager for the DeBartolo Corporation, Youngstown, Ohio. Mr. Peppel received his degree in economics and finance from the University of Notre Dame.

    JOHN C. HUFFMAN, III. Mr. Huffman joined the Company in 1981 and is the Company's National Sales Manager. He is a member of the Company's Executive Management Committee. Mr. Huffman was the General Manager of the Company from 1985 to 1987, the Dayton Sales Manager from 1987 to 1989 and has been the National Sales Manager since 1989. Mr. Huffman received his degree in business management from Wright State University, Fairborn, Ohio.

    MARY A. STEWART. Ms. Stewart joined the Company in 1989 as a staff accountant and is currently the Company's Vice President--Operations. From 1991 to May 1996, Ms. Stewart served the Company as Controller. She is a member of the Company's Executive Management Committee.

    JOSEPH R. HOLLENSHEAD, III. Mr. Hollenshead joined the Company in May 1996 and is a member of LLC. He founded DDP in 1988 and has been a director and the President of DDP since that time. Mr. Hollenshead attended Eastern Michigan University in Ypsilanti, Michigan.

    The Board of Directors currently meets monthly and is required to meet not less than quarterly. Directors are elected annually, however, the Articles and Code of Regulations of the Company provide that the Board may, by resolution of a majority of the Continuing Directors then in office, divide the Board into two or three classes as nearly equal in number as possible, each class having not less than three directors, with one class to be elected annually for a term of two or three years, respectively. Such "staggering" of the terms of the members of the Board of Directors could make it easier for incumbent Board members to retain their status and make it more difficult for stockholders to replace the entire Board of Directors at one meeting of stockholders. For certain other terms and conditions in the Articles and the Code of Regulations which also may have an antitakeover effect, see "Restrictions on Acquisition of the Company." Officers are elected annually by the Board of Directors and serve at the discretion of the Board. The Company anticipates that it will continue to hire, appoint or otherwise change senior managers and other key executives as it continues to grow.

    The Board of Directors has an Executive Committee, Compensation Committee and Audit Committee. The Executive Committee is composed of all members of the Board of Directors and has the authority to act as the Board of Directors when the Board is not in session. Actions of the Executive Committee may be taken upon the affirmative vote of any three of the five directors provided that of the three directors who are so acting, one must be a non-employee director. Executive Committee decisions must be ratified by the Board of Directors at its next regularly scheduled meeting. The Compensation Committee, currently comprised of Messrs. Liberati, Hecht and Radcliffe, has the authority to approve salaries and bonuses and other compensation matters for executive officers of the Company and reviews and approves employee health and benefit plans. The Audit Committee, currently comprised of Messrs. Liberati, Hecht and Radcliffe has the authority to recommend the appointment of the Company's independent auditors and review the results and scope of audits, internal accounting controls and tax and other accounting-related matters.

EXECUTIVE COMPENSATION

    SUMMARY COMPENSATION TABLE. The following table sets forth individual compensation paid or accrued by the Company to the President and to each of the four most highly compensated executive officers (other than the President) of the Company (the "Named Executive Officers") for all services rendered in all capacities to the Company and its subsidiaries for each of the three years ended December 31, 1996.

                                                                     ANNUAL
                                                                  COMPENSATION             SECURITIES     ALL OTHER
                                                        ---------------------------------  UNDERLYING   COMPENSATION
                                                          YEAR     SALARY(1)    BONUS(2)     OPTIONS         (3)
                                                        ---------  ----------  ----------  -----------  -------------
Albert L. Schwarz.....................................       1996  $  110,235  $  229,247      51,000     $  23,401
  President                                                  1995     102,000     164,579      --            17,400
                                                             1994     102,000     155,329      --            17,400

Thomas C. Winstel.....................................       1996     194,011      --          15,000        18,043
  Vice President--Presentation Products                      1995     172,215      23,520      --            14,400
                                                             1994     172,399      44,100      --            14,400

Michael E. Peppel.....................................       1996      46,669     137,333      45,000         4,218
  Vice President--Chief Financial Officer

John C. Huffman, III..................................       1996     118,800      10,000      --            18,597
  Vice President--National Sales Manager                     1995      92,000      13,975      --            14,400
                                                             1994      90,000      17,951      --            14,400

Joseph R. Hollenshead, III............................       1996      46,669     104,000      --            --
  President of DDP

------------------------

(1) Mr. Michael E. Peppel became the Company's Vice President--Chief Financial Officer on May 30, 1996. See "--Employment Contracts." Mr. Hollenshead also joined the Company on the same date.

(2) Bonuses shown for the years 1994, 1995 and 1996 were paid during 1995, 1996 and 1997, respectively. Mr. Schwarz's bonuses were based upon his prior employment agreement with the Company pursuant to which he received 10.0% of the total sum of (i) the Company's pre-tax net income, before taxes, (ii) other officers' bonus expenses, and (iii) the accrued profit sharing expense. Mr. Peppel's 1996 bonus was based on his new employment agreement. Mr. Winstel's 1995 and 1994 bonuses were determined by the President of the Company. Mr. Hollenshead's 1996 bonus was based on his 1996 employment agreement, which provided that he receive a bonus equal to 25.0% of the pre-tax income of DDP. Mr. Huffman's 1996 bonus was based on his new employment agreement and his 1995 and 1994 bonuses were based upon attaining business plan margin goals. Messrs. Schwarz's, Winstel's and Huffman's previous employment agreements were terminated on May 30, 1996. See "Employment Contracts."

(3) All Other Compensation includes director's fees and expense reimbursement, car allowance, premiums for split dollar life insurance coverage, sporting event tickets, annual medical examination expenses, taxable relocation, temporary housing and/or other executive or employee benefits. There was no stock option plan in effect during 1995 or the years prior thereto.

COMPENSATION OF DIRECTORS



    The Company began paying non-employee directors a quarterly retainer of $2,500 and fees of $1,000 per Board meeting attended and $250 per committee meeting attended beginning with the third quarter of fiscal 1996. From January through May of 1996, the Company paid $50.00 per month to all directors and from May through July 1996, directors received no compensation. In addition, Board members are reimbursed for their travel and other out-of-pocket expenses arising from attending Board or committee meetings, and participate in the Non-employee Directors Stock Option Plan. See "--Executive Compensation;--Employee Benefit Plans--Stock Plans,--Non-employee Directors Stock Option Plan." Directors who are also employees receive no compensation for attending such meetings other than their base salary.



EMPLOYMENT CONTRACTS

    On May 30, 1996, in conjunction with the acquisition of the controlling interest in the Company by LLC, the Company entered into employment contracts with Messrs. Schwarz, Winstel, Richard A. Newkold (formerly the Vice President--Training and Development who retired as of December 31, 1996), Turvy, Peppel, Huffman, Hollenshead and White (the "Executives"), which agreements are substantially similar except for compensation provisions. Each such agreement terminates on December 31, 1999 (except for the agreements of Messrs. Newkold, Hollenshead and White which terminated on December 31, 1996) unless sooner terminated for death, physical or mental incapacity or cause (which is defined as the uncured refusal to perform, or substantial neglect of, or an intentional failure to perform, a material portion of the Executive's duties, willful misconduct, breach of a fiduciary duty involving personal gain, a material breach of the employment agreement, or a felony conviction), or terminated by the Executive for the failure of the Company to provide the resources necessary to the fulfillment of the Executive's responsibilities, the express direction by the Board of Directors to have the Executive perform any illegal action, the threatened or actual insolvency of the Company or the failure of the Company to perform its obligations to the Executive under the employment agreement. The contracts for Messrs. Newkold and White were not renewed upon their termination; Mr. Hollenshead's contract was renewed in January 1997, for one year, as set forth below.

    Each Executive's monthly base salary is as set forth in the table below:

                                                                               MONTHLY BASE SALARY
                                                                         FOR THE YEAR ENDED DECEMBER 31,
                                                                         -------------------------------
                                                                           1997       1998       1999
                                                                         ---------  ---------  ---------
Albert L. Schwarz*.....................................................  $  15,000  $  15,900  $  16,854
Thomas C. Winstel......................................................      9,800     10,300     10,800
Roger R. Turvy.........................................................      7,800      8,600      9,500
Michael E. Peppel*.....................................................     10,871     11,523     12,214
John C. Huffman, III...................................................     10,700     11,300     12,000
Joseph R. Hollenshead, III.............................................     10,833     --         --

------------------------

* The increases in the base salary shown in the table will occur if targeted pre-tax profit goals are not achieved in every prior year. If such goals are achieved, the base salaries will be $15,000 in 1997, $19,950 in 1998 and $24,938 in 1999 for Mr. Schwarz, and $10,871 in 1997, $14,428 in 1998 and
    $18,072 in 1999 for Mr. Peppel, assuming that targeted pre-tax profit goals are attained in each prior year.

    In addition to, or in lieu of, a base salary, each such Executive is entitled to a bonus, or commission, as follows: (i) Mr. Schwarz will receive a bonus of 10.0% of pre-tax profits before employee profit sharing or any other bonuses, which, beginning in 1997, will not exceed the amount of his base salary in any year; (ii) Mr. Winstel will receive a monthly commission in the amount of 40.0% of the Gross Margin (as defined below) of all sales to certain accounts set forth in Mr. Winstel's agreement plus the sum of $3,000 plus 5% of the Gross Margin on sales of all presentation products, which commission will be paid only when the amount of commission exceeds his monthly base salary and will be paid in lieu of a monthly base salary; (iii) Mr. Turvy will receive a commission in the amount of 40.0% of the Gross Margin of the sales to accounts assigned to him, as maintained in the Company's records, which commission will be paid only when the amount of commission exceeds his base salary and will be paid in lieu of a base salary; (iv) Mr. Peppel will receive a bonus equal to 9.0% of the pre-tax profits of the Company before employee profit sharing or any other bonuses, 60.0% of which shall be paid quarterly, which cash bonus, beginning in 1997, will not exceed the amount of his base salary in any year; (v) Mr. Huffman will be paid a bonus of 0.5% of Gross Margin over $9.0 million in any calendar year; (vi) Mr. Hollenshead will receive a bonus equal to 30.0% of the pre-tax income of DDP; and (vii) Mr. White received a bonus equal to 15.0% of the pre-tax income of DDP in excess of $250,000 prior to his retirement in December 1996. "Gross Margin" is defined by the employment agreements to mean the difference of the unit sales price of the product and the actual cost of the product to the Company. In 1996, Messrs. Peppel, Hollenshead and White also received certain stock compensation from LLC. See "Certain Transactions--Related Party Transactions-- Other Transactions."

    In addition, for 1997, each of the Executives (except Mr. Peppel) utilizes a Company automobile for Company business having a retail value of up to $35,000, for which the Company pays rent, insurance, repairs, gas, oil and fees, of up to $1,200 per month.

    The Executives are granted up to six weeks vacation annually and are entitled to participate in and receive the benefits of any pension or other retirement benefit plan, profit sharing, stock options, employee stock ownership, or other plans, benefits and privileges given to employees and executives of the Company, to the extent commensurate with his then duties and responsibilities, as fixed by the Board of Directors. Moreover, the Executive will be eligible to participate in and be covered by all plans effective generally for executives of the Company with respect to life, accident or health insurance, hospitalization, disability and other benefits. Notwithstanding Mr. Newkold's retirement as of December 31, 1996, the Company has agreed to continue to pay for health insurance for him and his spouse until he reaches age 65 and thereafter to pay premiums for Medicare Supplemental Insurance for him and his spouse on a policy selected by Mr. Newkold until he becomes 70 years old. The Company will pay or reimburse the Executive for all reasonable out-of-pocket expenses incurred or paid by him in connection with the performance of his duties under the agreement. The contracts also provide for the indemnification of the Executives to the extent permitted by the Company's Articles, Code of Regulations and applicable law, and the valuation and purchase of the Executive's shares of Common Stock of the Company if he is terminated for cause prior to December 31, 1999 (or December 31, 1996 in the case of Messrs. Newkold, White and Hollenshead) and the Common Stock is not, at the time of termination, publicly traded.

    In consideration of the above, the Executive also has agreed, during the term of the agreement and for 12 months after the termination of the agreement, not to compete with the Company in any area which is within a 100-mile radius of any existing office of the Company. All disputes are to be resolved using alternative dispute resolution procedures (such as arbitration) rather than litigation.

    The Company has, in the past, entered into employment and non-competition agreements with the senior management of the companies it has acquired and may do so in the future.

EMPLOYEE BENEFIT PLANS

STOCK PLANS

    1996 STOCK OPTION PLAN. Effective September 19, 1996, the Board of Directors of the Company adopted the 1996 Stock Option Plan (the "Stock Option Plan") which was approved by the stockholders of the Company by the unanimous written consent of the stockholders as of October 25, 1996.

    The Stock Option Plan is designed to attract and retain qualified personnel in key positions, provide officers and key employees with a proprietary interest in the Company as an incentive to contribute to the success of the Company and to reward key employees for outstanding performance and the attainment of targeted goals. The Stock Option Plan provides for the grant of incentive stock options intended to comply with the requirements of Section 422 of the Internal Revenue Code, as amended (the "Code"). The Company has reserved 250,000 shares of Common Stock for issuance pursuant to the exercise of Options granted under the Stock Option Plan, subject to adjustment. In the event of a stock split, reverse stock split or stock dividend, the number of shares of Common Stock under the Stock Option Plan, the number of shares to which any Option relates and the exercise price per share under any option will be adjusted to reflect such increase or decrease in the total number of shares of the Common Stock outstanding.

    The Stock Option Plan is administered and interpreted by a committee of the Board of Directors ("Option Committee") composed of non-employee directors. Unless sooner terminated, the Stock Option Plan will be in effect until September 19, 2006, ten years from the date of the adoption of the Stock Option Plan by the Board of Directors.

    Under the Stock Option Plan, the Option Committee will determine, among other things, which officers and key employees will be granted Options, the performance goals which must be met to receive Options, the number of shares subject to each Option, the exercise price of the Option, whether such Options may be exercised by delivering other shares of Common Stock or other consideration and when such Options become exercisable. The per share exercise price of all Options is required by the Code to be at least equal to the fair market value of a share of Common Stock on the date the Option is granted. The Code also requires that the aggregate fair market value of the Common Stock with respect to which the Options are exercisable for the first time by the Optionee during any calendar year cannot exceed $100,000. Moreover, any person who owns 10.0% or more of the voting power of the Common Stock may not receive Options whose exercise price is less than 110.0% of the fair market value of a share of Common Stock of the Company on the date of grant.

    Options will become vested and exercisable in the manner specified by the Option Committee and all Options will become fully vested and exercisable in the event of a change in control of the Company, as defined in the Stock Option Plan. Each Option or portion thereof will be exercisable at any time on or after it vests and is exercisable until ten years after its date of grant or three months after the date on which the optionee's employment terminates, unless extended by the Option Committee to a period not to exceed five years from such termination. However, failure to exercise Options within three months after the date on which the optionee's employment terminates may result in adverse tax consequences to the optionee. Options are non-transferable except by will or the laws of descent and distribution.

    Under current provisions of the Code, the federal income tax treatment of incentive stock options is as follows. An optionee who meets certain holding period requirements will not recognize income at the time the option is granted or at the time the option is exercised, and a federal income tax deduction generally will not be available to the Company at any time as a result of such grant or exercise.

                OPTIONS GRANTED UNDER THE 1996 STOCK OPTION PLAN

    As of August 31, 1997, the following number of options had been granted to employees of the Company:

                                                                                                       POTENTIAL REALIZABLE
                                                                                                     VALUE AT ASSUMED ANNUAL
                                                                                                       RATES OF STOCK PRICE
                                     NUMBER OF                                                       APPRECIATION FOR OPTION
                                    SECURITIES   PERCENT OF                                                  TERM(3)
                                    UNDERLYING      TOTAL       EXERCISE                             ------------------------
NAME                                  OPTIONS    OPTIONS(1)   PRICE/SHARE(2)    EXPIRATION DATE          5%          10%
----------------------------------  -----------  -----------  -------------  ----------------------  ----------  ------------
Albert L. Schwarz.................      51,000         45.9%    $    8.50         November 15, 2006  $  706,126  $  1,124,387
Thomas C. Winstel.................      15,000         13.5          8.50         November 15, 2006     207,684       330,702
Michael E. Peppel.................      45,000         40.6          8.50         November 15, 2006     623,052       992,106

------------------------

(1) Percentage of options to purchase 111,000 shares of Common Stock granted to the named individuals in 1996. No other options were granted to employees of the Company in 1996.

(2) The exercise price was based on the initial public offering price of the Company's Common Stock on the date of grant, November 15, 1996.

(3) Assumes compounded rates of return for the remaining life of the options and a future stock price of $8.50 at compounded rates of return of 5% and 10%, respectively.

    The above options are subject to a three year vesting schedule which provides that one-third of such options will vest annually beginning on November 15, 1997. None of the options granted to the above employees had been exercised as of August 31, 1997.



    NON-EMPLOYEE DIRECTORS STOCK OPTION PLAN. The Company's Non-employee Directors Stock Option Plan (the "Directors Plan") provides for automatic grants of non-qualified stock options on the date of each annual meeting of stockholders to each non-employee director of the Company, so long as shares of Common Stock remain available under the Directors Plan. Pursuant to the Directors Plan, options covering 15,000 shares of Common Stock, which vest in 5,000 share increments, were granted to each person who was then a non-employee director at the first annual meeting of shareholders following the closing of the Company's initial public offering. The first increment vested immediately, the second will vest on the date of the second annual meeting of shareholders following the closing of the Company's initial public offering and the last increment will vest on the date of the third annual meeting of shareholders following the Company's initial public offering, except that all such options shall become immediately vested if the Company engages in a Business Combination, as defined by the Articles. See "Restrictions or Acquisition of the Company--Amended and Restated Articles of Incorporation, Code of Regulations and Other Provisions." Commencing on the date of the second annual meeting of shareholders held following the closing of the Company's initial public offering, and on the date of each such meeting thereafter, each person who is a non-employee director, other than the non-employee directors who received the 15,000 share grants at the first such meeting, will be automatically granted a non-qualified stock option to purchase 5,000 shares of the Common Stock, not to exceed 15,000 shares for any director. All of the options granted thereunder, except for the options granted on the date of the first annual meeting, shall become immediately exercisable in full on the date of grant. The exercise price of each option is the fair market value of the Common Stock on the date of grant. These options are also subject to a three year vesting schedule which provides that one-third of such options will vest annually. Each option expires upon the earlier of ten years after grant or one year after the death of the recipient director. A total of 100,000 shares of Common Stock has been reserved for future grants of options under the Directors Plan.

       OPTIONS GRANTED UNDER THE NON-EMPLOYEE DIRECTORS STOCK OPTION PLAN

    As of August 31, 1997, the following options had been granted to non-employee directors:

                                                                                                       POTENTIAL REALIZABLE
                                                                                                         VALUE AT ASSUMED
                                                                                                      ANNUAL RATES OF STOCK
                                             NUMBER OF                                                PRICE APPRECIATION FOR
                                            SECURITIES   PERCENT OF                                       OPTION TERM(3)
                                            UNDERLYING      TOTAL       EXERCISE       EXPIRATION     ----------------------
NAME                                          OPTIONS    OPTIONS(1)   PRICE/SHARE(2)      DATE            5%         10%
------------------------------------------  -----------  -----------  -------------  ---------------  ----------  ----------
Anthony W. Liberati.......................      15,000         33.3%    $   10.25       May 29, 2007  $  250,443  $  398,788
Robert G. Hecht...........................      15,000         33.3         10.25       May 29, 2007     250,443     398,788
Harry F. Radcliffe........................      15,000         33.3         10.25       May 29, 2007     250,443     398,788

------------------------

(1) Percentage of options to purchase 45,000 shares of Common Stock granted to the named individuals on May 29, 1997, the date of the Company's first annual meeting of stockholders following the Company's initial public offering in November 1996. No other options were granted to non-employee directors of the Company on May 29, 1997.

(2) The exercise price was based on the fair market value of the Common Stock on the date of grant.

(3) Assumes compounded rates of return for the remaining life of the options and a future stock price of $10.25 at compounded rates of return of 5% and 10%, respectively.

    None of the options granted to the above-named non-employee directors had been exercised as of August 31, 1997.

    401(K) PLAN. The Company has a 401(k) plan for all employees (the "401(k) Plan"), age 21 or older, with one year of service. The 401(k) Plan is a contributory defined contribution plan which is intended to qualify under
Section 401(k) of the Code. Participants may contribute to the 401(k) Plan by salary reduction up to 20.0% of annual compensation for the year. Such contribution defers the employee's earnings up to a maximum of $9,500 in each plan year, indexed annually. The Company may, in its discretion, determine each year to make a matching contribution out of current or accumulated pre-tax profit equal to up to 50.0% of the amount deferred by the employee, with a maximum contribution of 1.5% of the employee's compensation. An employee's contributions to the 401(k) Plan as well as all employer matching contributions are vested immediately. All funds contributed to the 401(k) Plan are held in a trust fund, which are invested at the direction of the employee in any one or more of five separate mutual funds: a stock growth fund, an aggressive stock growth fund, a growth and income equity fund, an income fund and a money market fund. Contributions by the Company to the 401(k) Plan are made annually and were $63,776 for the year ended December 31, 1996.

    SECTION 125 C CAFETERIA PLAN. All Company employees are eligible to participate in the Company's Section 125 C Cafeteria Plan which permits employees to deduct all or a portion of their gross wages prior to the calculation of federal income tax, FICA and Medicare deductions and state income tax, to be used to pay for the following permissible benefits: group health insurance, long and/or short-term disability insurance, child care or dental insurance.

    PROFIT SHARING PLAN. All Company employees (excluding sales personnel and officers and employees of DDP) who have been employed for the calendar year and through the date of distribution (March 15 of the following year) are eligible to participate in the Company's profit sharing plan (the "Profit Sharing Plan") which was inaugurated in 1995. Assuming that the Company achieves projected pre-tax income for the year, 3.0% of the Company's pre-tax income is set aside for distribution (the "Profit Sharing Pool") under the Profit Sharing Plan. Employees are entitled to a portion of the Profit Sharing Pool based on the employee's number of years of service as of the end of the Profit Sharing Plan year (a "Unit"). Managers of the Company, who are designated annually, have their Units multiplied times three, and part-time employees who work an average of 30 hours per week earn fractions of Units based on the number of hours worked in a 2,080 hour year. Under the Profit Sharing Plan, one-third of the Profit Sharing Pool is awarded based on Units and two-thirds is awarded based on the employee's individual performance as determined by the employee's immediate supervisor. The Company recorded an expense of $46,079 for the Profit Sharing Plan in 1996.

    SPLIT DOLLAR LIFE INSURANCE AGREEMENTS. In December 1995, the Company entered into "split dollar" life insurance agreements, which were amended on May 30, 1996 in conjunction with the acquisition of control of the Company by LLC (the "Split Dollar Agreements"), with Messrs. Schwarz, Winstel, Newkold and Turvy (the "Insureds") pursuant to which the Company purchased, and currently pays the premiums on, and the income tax gross-up at a 40.0% tax rate for, term life insurance policies in the face amounts of $1,550,000, $2,300,000, $1,600,000 and $1,050,000, respectively. While the Company is the owner of the policies, the Split Dollar Agreements state that the beneficiaries of the Insureds will be entitled to receive the face value of the policies upon the death of the Insureds, less the policies' cash value, which, at June 30, 1997, approximated $164,957, $105,516, $145,189 and $109,144, respectively. The
Insureds have the right to purchase the policies from the Company when they reach age 65 for their then cash surrender values. The cost to the Company for the premiums for 1996 was $40,000 for Mr. Schwarz, $30,000 for Mr. Winstel, $30,000 for Mr. Newkold and $30,000 for Mr. Turvy. The Split Dollar Agreements will terminate during the Insureds' lifetimes upon: (i) the total cessation of the Company's business, or (ii) the bankruptcy, receivership or dissolution of the Company, and (iii) the Insureds may terminate the Split Dollar Agreements at any time upon written notice.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Compensation Committee is currently comprised of Messrs. Liberati, Hecht and Radcliffe. None of the executive officers of the Company currently serves on the compensation committee of another entity or on any other committee of the board of directors of another entity performing similar functions. The only transaction which affected the members of the Compensation Committee, or their affiliates, during 1996 (there were none in 1995) was the Stock Split of the Company's Common Stock effected on September 25, 1996, and, for the six months ended June 30, 1997, was the granting of options under the Directors Plan.

                              CERTAIN TRANSACTIONS

RELATED PARTY TRANSACTIONS

    LEASE AGREEMENTS. The Company has entered into a lease with Draft Partnership ("Lessor") for a 30,000 square foot office and warehouse building in Dayton, Ohio. The general partners of Draft Partnership are James F. Rowland (owning a 50.0% partnership interest), and Messrs. Schwarz, Winstel, Newkold and Turvy, each of whom own a 12.5% partnership interest. The lease is for a term of ten years commencing on November 1,1996 for a base monthly rental of $20,000 plus $3,691, subject to a proportionate increase each year after July 1999 based on the increase in the Consumer Price Index ("CPI"). The Company is responsible for paying all taxes, public liability insurance but not fire and property damage insurance, and all utilities on the leased premises. Provided that the Company is not in default under the lease, it has the option to renew the term of the lease for two successive terms of five years each, commencing on the expiration of the initial term. The Lessor has agreed to maintain the exterior of the building, all structural components and the parking lot, while the Company has agreed to maintain the interior, including glass, mechanical, electrical, plumbing, heating and air conditioning, as well as grounds maintenance. In addition, the Company has indemnified the Lessor against any claims which may arise out of the Company's occupancy of the leased premises or any act of the Company or its employees, agents, invitees or licensees.

    Management of the Company believes that the terms and conditions of such lease are no less favorable than those that could be obtained from a non-affiliated third party in the local real estate market for similar office/warehouse structures and, although the Company has not obtained a third party opinion regarding the fairness of the above-described transaction, the Company believes that the rental and other payments under the lease are at or below current comparable rates in the local market.

    John Schwarz and Robert Schwarz, two employees and stockholders of the Company who are brothers (but not related to Albert L. Schwarz) and who were stockholders of Paper Rolls at the time of the acquisition by the Company of the assets of Paper Rolls in June 1994, and their parents are among the lessors of the Company's 7,500 square foot office/warehouse facility in Louisville, Kentucky. This lease is for a ten year term, expiring in June 2004, at a rental of $2,000 per month, plus an annual increase based on the CPI with the base month being July 1994. Rent adjusts annually on the first day of July. The Company, as lessee, is obligated to pay the taxes, insurance and utilities for the property and has indemnified the lessors against all liability arising from injury or damage during the term of the lease to any person or property occasioned wholly or in part by any act or omission of the Company or any guest, servant, assign or sub-tenant of the Company.

    Management of the Company believes that the terms and conditions of such lease are no less favorable than those that could be obtained from a non-affiliated third party in the local real estate market for similar office/warehouse structures and, although the Company has not obtained a third party opinion regarding the fairness of the above-described transaction, the Company believes that the rental and other payments under the lease are at or below current comparable rates in the local market.

    OTHER TRANSACTIONS. In connection with the acquisition of control of the Company in May 1996, LLC purchased 70.0% of the issued and outstanding shares of voting and non-voting common stock of the Company for $8.0 million in cash and notes (which notes were paid in full in November 1996) or $4.78 per share. Messrs. Liberati, Hecht, Radcliffe, Peppel, Hollenshead and White (and an investment fund of Friedman, Billings, Ramsey & Co., Inc., the underwriters in the Company's initial public offering, and an investment fund composed of certain members of Elias, Matz, Tiernan & Herrick L.L.P., special counsel to the Company) are members of LLC. The stockholders of the Company who sold shares to LLC included Messrs. Schwarz, Winstel, Newkold, Turvy, Huffman and a family limited partnership affiliated with Mr. Schwarz.

    In addition, at the same time, LLC purchased 100.0% of the issued and outstanding common stock of DDP for $125,000 loans to each of Messrs. Hollenshead and White, stockholders of DDP, which loans were completely cancelable if DDP generated pre-tax income of $250,000 for the year ended December 31, 1996 and partially cancelable based upon the amount of pre-tax income generated by DDP which was less than $250,000. The loans were cancelled at December 31, 1996. Mr. Peppel was a director and the Chief Financial Officer and a selling stockholder of DDP, but received no cash consideration in the transaction. LLC contributed all of the shares of common stock of DDP to the Company on May 30, 1996. See "Risk Factors--Control of Existing Management and Certain Stockholders."

    In conjunction with the purchase of DDP by LLC, LLC agreed to provide the three selling stockholders of DDP a stock incentive so long as such stockholders remain employees of the Company or DDP, as a subsidiary of the Company, for the years ended December 31, 1996, 1997 and 1998. Under the Stock Purchase Agreement by and among LLC, DDP and the selling stockholders of DDP (Messrs. Hollenshead, Peppel and White), LLC transferred 58,520 shares of Common Stock to them as of November 15, 1996. See "Business--Overview," and "Principal Stockholders."

    The Company purchases inventory from Cranel, Inc., ("Cranel") Columbus, Ohio, a computer supply wholesaler. In fiscal year 1996 and fiscal year 1997, through August 31, 1997, the Company's purchases of such inventory equaled $277,000 and $218,000, respectively. The brother of John C. Huffman, III, Vice President--National Sales Manager of the Company, is a sales representative for Cranel.

    Management of the Company believes that the terms and conditions of its purchases from Cranel are no less favorable than those that could be obtained from a non-affiliated third party.

    LIMITATIONS ON LIABILITY AND INDEMNIFICATION MATTERS. The Company has adopted provisions in its Articles that eliminate to the fullest extent permissible under Ohio law the liability of its directors to the Company or its stockholders for monetary damages except to the extent that it is proved by clear and convincing evidence that the director took or failed to take action, and that such action or failure to act involved an act or omission undertaken with the deliberate intent to cause injury to the Company or was undertaken with reckless disregard for the best interests of the Company. The Articles do not, however, affect the liability of directors for the granting of unlawful loans, dividends or distributions of assets. Under Ohio law, directors will not be found to have violated their duties to the corporation unless it is proved by clear and convincing evidence that the director has not acted in good faith, in a manner he reasonably believes to be in, or not opposed to, the best interests of the corporation, or with the care that an ordinarily prudent person in a like position would use under similar circumstances, in any action brought against the director. However, a director will not be considered to be acting in good faith if he has knowledge concerning the matter in question that would cause reliance on information, opinions or reports prepared by counsel or the Company's auditors to be unwarranted. A director, in determining what he reasonably believes to be in the best interests of the Company, is allowed by the General Corporation Law of the State of Ohio ("OGCL") to consider the interests of the Company's stockholders, and may, in his discretion, consider:
(i) the interests of the Company's employees, suppliers, creditors and customers; (ii) the local and national economy; (iii) community and societal considerations; and (iv) the long-term as well as the short-term interests of the Company and its stockholders, including the possibility that these interests may be best served by the continued independence of the Company. This limitation of liability provision is designed to ensure that the ability of the Company's directors to exercise their best business judgment in managing the Company's affairs, subject to their continuing fiduciary duties to the Company and its stockholders, is not unreasonably impeded by exposure to potentially high personal costs or other uncertainties of litigation.

    The Articles also provide that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, because such person is or was a director, officer, employee or agent of the Company. Under the terms of the Company's Articles, such indemnification also will be provided to any person who is or was serving at the request of the Company as a director, officer, employee, agent or in certain other capacities of another corporation, partnership, joint venture, trust or certain other enterprises. Such indemnification is furnished to the full extent provided by law against expenses (including attorneys' fees), judgments, fines, excise taxes and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding; if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and with respect to a criminal action, if he had no reasonable cause to believe his conduct was unlawful. However, in an action by or in the right of the Company, no indemnification will be made if such person is adjudged liable for negligence or misconduct in the performance of his duty to the Company unless the court determines that despite such liability, but in view of all of the circumstances, such person is fairly and reasonably entitled to indemnity for expenses as determined by the court, or unless such action is for an unlawful loan, dividend or distribution of assets. The indemnification provisions also permit the Company to pay reasonable expenses in advance of the final disposition of any action, suit or proceeding as authorized by the Company's Board of Directors, provided that the indemnified person provides an undertaking to repay the Company if it is ultimately proved by clear and convincing evidence in court that his action or failure to act involved an act or omission undertaken with the deliberate intent to cause injury to the Company or undertaken with reckless disregard for the best interests of the Company and to reasonably cooperate with the Company concerning the action, suit or proceeding.

    The rights of indemnification provided in the Company's Articles are not exclusive of any other rights which may be available under the Articles or Code of Regulations of the Company, any insurance or other agreement, by vote of stockholders or disinterested directors or otherwise. In addition, the Articles authorize the Company to maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company or with another entity at the request of the Company, whether or not the Company would have the power to provide indemnification to such person. The Company has also obtained director and officer liability insurance coverage.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, it is the published opinion of the Commission that such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

    Except for an action against the Company and two salespersons, at August 31, 1997 there was no pending litigation or proceedings involving a director, officer, employee or other agent of the Company in which indemnification would be required or permitted. The Company is providing for the legal fees and expenses of the employees, both of whom intend to vigorously defend against the action brought. There can be no assurance, however, that the employees will be successful in their defense or that the Company will not have to pay certain sums in a judgment or to settle the case. Management of the Company believes that the amounts that may be payable hereunder will be immaterial to the financial condition of the Company. The Company is not presently aware of any other threatened litigation or proceeding which may result in a claim for such indemnification. See "Business--Legal Proceedings."

                              SELLING STOCKHOLDERS

    The shares of Common Stock to be sold by the Selling Stockholders pursuant to this Prospectus represent shares issued to the Selling Shareholders by the Company in connection with the acquisitions of IDSC, DATA and Force 4 (the "Acquisition Shares"). No Selling Stockholder beneficially owns any shares of Common Stock other than the Acquisition Shares. The following tables set forth the aggregate number of Acquisition Shares issued to each Selling Stockholder and offered by each Selling Stockholder hereunder. See "Plan of Distribution."

                                                                                                     SHARES BENEFICIALLY OWNED
                                                          SHARES BENEFICIALLY
                                                             OWNED PRIOR TO
                                                                OFFERING                                   AFTER OFFERING
                                                         ----------------------                     ----------------------------
NAME OF SELLING STOCKHOLDER                               NUMBER      PERCENT    NUMBER OF SHARES      NUMBER         PERCENT
-------------------------------------------------------  ---------  -----------    BEING OFFERED    -------------  -------------
                                                                                 -----------------
John Keegan............................................      2,000       *                2,000           +              *
John Keegan and Valerie Keegan.........................     57,510         1.5           57,510           +              *
Melva Potter...........................................     25,217       *               25,217           +              *
William H. Potter Testamentary Trust(1)................     21,656       *               21,656           +              *
Gerald G. Gould........................................     64,865         1.7           64,865           +              *
J. Phillip Crone.......................................     64,865         1.7           64,865           +              *
Daniel W. Wisdom.......................................    154,996         3.9          154,996           +              *
  Total................................................    391,109        10.0          391,109           +              *

------------------------

(*) Less than 1% of the total shares of Common Stock issued and outstanding as of August 31, 1997.

(+) The Selling Stockholder may sell some or all of the Acquisition Shares during the period of time this Prospectus is effective.

(1) Melva Potter is the trustee of the William H. Potter Testamentary Trust.

                             PRINCIPAL STOCKHOLDERS

    At August 31, 1997, the Company had 3,929,109 shares of its Common Stock outstanding which were held by approximately 386 stockholders, of which 54 were stockholders of record.

    The following table sets forth as of August 31, 1997 certain information with respect to the beneficial ownership of the Common Stock, and as adjusted to reflect the sale of the shares offered hereby, for (i) each person or entity (including any "group" as defined by Section 13(d)(3) of the Securities Exchange Act of 1934) known to the Company to be the beneficial owner of more than 5.0% of the issued and outstanding shares of Common Stock of the Company, (ii) each director and each Named Executive Officer (See "Management--Executive Compensation"), and (iii) all current directors and executive officers as a group. The address for all directors and executive officers of the Company is 4750 Hempstead Station, Dayton, Ohio 45429.

                                                                             AMOUNT AND NATURE OF
                                                                             BENEFICIAL OWNERSHIP
                                                                               AS OF AUGUST 31,     PERCENT OF COMMON
NAME OF BENEFICIAL OWNER OR NUMBER OF PERSONS IN GROUP                             1997(1)                STOCK
--------------------------------------------------------------------------  ----------------------  -----------------
Pittsburgh Investment Group LLC(2)........................................          1,279,336                32.6%
Value Partners, Ltd.(3)...................................................            692,127                17.6
Anthony W. Liberati(4)(5)(12).............................................              5,000                   *
Albert L. Schwarz(4)(6)...................................................             52,955                 1.3
Robert G. Hecht(4)(7)(12).................................................              8,000                   *
Harry F. Radcliffe(4)(8)(12)..............................................              5,000                   *
Thomas C. Winstel(4)(9)...................................................            200,360                 5.1
Michael E. Peppel(4)(10)..................................................             43,080                 1.1
John C. Huffman, III(4)...................................................             20,300                   *
Joseph R. Hollenshead, III(11)............................................             22,720                   *
The Schwarz Family Limited Partnership(13)................................            158,400                 4.0
All directors and executive officers as a group (10 persons)(14)..........            663,565                16.9

------------------------

  * Less than 1.0%.

 (1) A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the Voting Record Date upon the exercise of options or warrants. Each beneficial owner's percentage ownership is determined by assuming that options or warrants that are held by such person (but not those held by any other person) and that are exercisable within 60 days from the date of the Voting Record Date have been exercised. Unless otherwise noted, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.

 (2) The business address of LLC is Birmingham Towers, Suite 701, 2100 Wharton Street, Pittsburgh, Pennsylvania 15203.

 (3) The business address for Value Partners, Ltd. is 2200 Ross Avenue, Suite 4660 West, Dallas, Texas 75201. Includes 29,202 shares owned by the general partner of the general partner of Value Partners, Ltd.

 (4) This person's business address is 4750 Hempstead Station, Dayton, Ohio
     45429.

 (5) Does not include the shares of Common Stock owned by LLC. Mr. Liberati is the Manager-- President and Chief Executive Officer of LLC and, as such, may be deemed to have the power to vote or direct the voting of, and to dispose and direct the disposition of, the shares of Company Common Stock owned by LLC.

 (6) Does not include the shares owned by the Schwarz Family Limited Partnership. The general partner of the Schwarz Family Partnership is the Albert L. Schwarz Family Trust, of which Mr. Schwarz is the sole trustee and members of his immediate family are the beneficiaries. See footnote (12), below. Mr. Schwarz is a limited partner of Schwarz Family Limited Partnership. Includes options to purchase 17,000 shares of Common Stock granted to Mr. Schwarz pursuant to the Stock Option Plan as of November 15, 1996, which become exercisable on November 15, 1997. Does not include options to purchase 34,000 shares of Common Stock granted to Mr. Schwarz pursuant to the Stock Option Plan as of November 15, 1996, of which 17,000 shares become exercisable on November 15, 1998 and 1999, respectively.

 (7) Does not include the shares of Common Stock owned by LLC, but includes 2,000 shares held in a custodial account for two minor children who share the same household with Mr. Hecht, who disclaims beneficial ownership of such shares. Mr. Hecht is a member, but not an officer of, LLC.

 (8) Does not include the shares of Common Stock owned by LLC. Mr. Radcliffe is the Manager-- Secretary of LLC and, as such, may be deemed to have the power to vote or direct the voting of, and to dispose and direct the disposition of, the shares of the Common Stock owned by LLC.

 (9) Includes options to purchase 5,000 shares of Common Stock granted to Mr. Winstel as of November 15, 1996, which become exercisable on November 15, 1997. Does not include options to purchase 10,000 shares of Common Stock granted to Mr. Winstel as of November 15, 1996, of which 5,000 shares become exercisable on November 15, 1998 and 1999, respectively. Includes 1,300 shares of Common Stock owned by Mr. Winstel's wife as custodian for their child who shares the same household with Mr. Winstel.

(10) Includes 3,000 shares held as custodian for Mr. Peppel's two minor children, and for which Mr. Peppel disclaims beneficial ownership. Includes options to purchase 15,000 shares of Common Stock granted to Mr. Peppel pursuant to the Stock Option Plan as of November 15, 1996, which become exercisable on November 15, 1997. Does not include options to purchase 30,000 shares of Common Stock granted to Mr. Peppel pursuant to the Stock Option Plan as of November 15, 1996, of which 15,000 shares become exercisable on November 15, 1998 and 1999, respectively. Does not include shares of Common Stock owned by LLC. Mr. Peppel is the Manager-Treasurer of LLC and, as such, may be deemed to have the power to vote or direct the voting of, and to dispose or direct the disposition of the shares of Company Common Stock owned by LLC.

(11) Does not include shares of Common Stock owned by LLC, of which Mr. Hollenshead is a member. The business address for Mr. Hollenshead is 4177-B Varsity Drive, Ann Arbor, Michigan 48104.

(12) Includes 5,000 shares of Common Stock issuable upon the exercise of options granted to each of Messrs. Liberati, Hecht and Radcliffe on May 29, 1997, which vested immediately upon such issuance, but does not include 10,000 shares of Common Stock issuable upon exercise of options granted to each of Messrs. Liberati, Hecht and Radcliffe on May 29, 1997, of which 5,000 shares become exercisable on the date of the annual meetings of shareholders in 1998 and 1999, respectively. See "Management--Non-Employee Directors Stock Option Plan."

(13) Does not include shares of Common Stock owned individually by Albert L. Schwarz, who is the trustee of the Schwarz Family Trust, an inter vivos revocable Ohio trust, which is the general partner of the Schwarz Family Limited Partnership, an Ohio limited partnership. The address for the Schwarz Family Limited Partnership is 453 Rolling Timber Trail, Kettering, Ohio 45429.

(14) Does not include shares of Common Stock owned by LLC. Includes shares held by the Schwarz Family Limited Partnership.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    The Company is authorized to issue 30,000,000 shares of Common Stock, and 5,000,000 shares of Preferred Stock. The amount of authorized shares of Common Stock and Preferred Stock reflects the Recapitalization of the Company's equity from two classes of common stock (voting common stock, without par value, and non-voting common stock, without par value) to a single class of Common Stock, without par value, and the Preferred Stock, without par value, as well as the Stock Split which increased the number of authorized shares from 12,000 shares of common stock to the number of authorized shares of Common Stock and Preferred Stock set forth above. The Recapitalization resulted from the filing by the Company of the Amended and Restated Articles of Incorporation on September 25, 1996. Both the Recapitalization and the Stock Split were effective as of September 25, 1996. All outstanding shares of Common Stock are fully paid and nonassessable. As of August 31, 1997, there were 3,929,109 shares of Common Stock outstanding and no shares of Preferred Stock outstanding. The Board of Directors may issue additional shares of Common Stock or Preferred Stock from time to time without the approval of the stockholders.

    The following summary description of the Company's capital stock does not purport to be complete and is subject to, and qualified in its entirety by, the description of the Company's capital stock contained in the Company's Articles, a copy of which has been filed with the Commission. Reference is made to the Articles for a detailed description of the provisions summarized below.

COMMON STOCK

    DIVIDENDS. Subject to the prior rights of the holders of any shares of preferred stock that may be outstanding, the Company may pay dividends as declared from time to time by the Board of Directors out of funds legally available therefor. The holders of Common Stock will be entitled to receive and share equally in such dividends as may be declared by the Board of Directors.

    VOTING RIGHTS. Except as provided in any resolution or resolutions adopted by the Board of Directors establishing any series of preferred stock, the holders of Common Stock possess exclusive voting rights in the Company. Each holder of shares of Common Stock is entitled to one vote for each share held on all matters voted upon by stockholders. No holder of the capital stock of the Company shall be permitted to cumulate his votes in the election of directors.

    LIQUIDATION. Subject to the prior rights of the holders of any shares of Company Preferred Stock that may be outstanding, in the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the Common Stock would generally be entitled to receive pro rata, after payment of all debts and liabilities of the Company, all remaining assets of the Company available for distribution.

    PREEMPTIVE RIGHTS; REDEMPTION. Holders of the Common Stock do not have any preemptive rights with respect to any shares of capital stock of the Company. In addition, the Common Stock is not subject to any redemption provisions.

PREFERRED STOCK

    None of the Company's authorized Preferred Stock is issued or outstanding.

    The Company is authorized to issue 5,000,000 shares of Preferred Stock. The Board of Directors has the authority to issue the Preferred Stock in one or more series and to fix the price, rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting a series or the designation of such series, without any further vote or action by the Company's stockholders. The Preferred Stock may be issued in distinctly designated series, may be convertible into Common Stock and may rank prior to the Common Stock as to dividend rights, liquidation preferences, or both, and may have full or limited voting rights. Accordingly, the issuance of Preferred Stock could adversely affect the voting and other rights of holders of Common Stock.

    The authorized but unissued shares of Preferred Stock and the authorized but unissued and unreserved shares of Common Stock are available for issuance in future mergers or acquisitions, in a future underwritten public offering or private placement or for other general corporate purposes. Except as otherwise required to approve a transaction in which the additional authorized shares of Preferred Stock would be issued or as may be required by the National Association of Securities Dealers, Inc. (the "NASD") to maintain the quotation of the Common Stock on the Nasdaq National Market, no stockholder approval would be required for the issuance of these shares. The issuance of Common or Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the market price of, and the voting and other rights of, the holders of Common Stock. Except as described herein, the Company has no current plans to issue any shares of Common or Preferred Stock.

TRANSFER AGENT

    The transfer agent for the Common Stock is the Registrar and Transfer Company, Cranford, New Jersey.

                   RESTRICTIONS ON ACQUISITION OF THE COMPANY

 AMENDED AND RESTATED ARTICLES OF INCORPORATION, CODE OF REGULATIONS AND OTHER
                                   PROVISIONS

    GENERAL. The following discussion is a general summary of certain provisions of the Articles and Code of Regulations relating to nominations and stockholder proposals, special meetings of stockholders, business combinations and amendments to the Articles and Code of Regulations, which may be deemed to have an anti-takeover effect. The following description of certain of the provisions of the Articles and Code of Regulations of the Company is necessarily general and reference should be made in each case to such Articles and Code of Regulations, each of which is set forth as an exhibit to the Company's Registration Statement filed with the Commission. See "Additional Information." Capitalized terms not otherwise defined shall have the meanings set forth in the Articles and Code of Regulations.

    NOMINATIONS AND STOCKHOLDER PROPOSALS. Article VII.D. of the Articles governs nominations for election to the Board of Directors, and requires all nominations for election to the Board of Directors other than those made by the Board to be made by a stockholder who has complied with the notice provisions in that section. Article IX.C. of the Articles provides that only such business as shall have been properly brought before an annual meeting of stockholders shall be conducted at the annual meeting. Business may be brought before the meeting by or at the direction of the Board of Directors or otherwise must be properly brought before the meeting by a stockholder. For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the Company. In both instances, written notice of a stockholder nomination or stockholder proposal must be communicated to the attention of the Company's Secretary and either delivered to, or mailed and received at, the principal executive offices of the Company not less than 60 days prior to the anniversary date of the mailing of proxy materials by the Company in connection with the immediately preceding annual meeting of stockholders of the Company. Each such notice shall include specified matters set forth in the Articles, including information relating to the proposal or the nominee or nominees and to the stockholder who has made the nomination or proposal and any stockholder known to be supporting such nomination or proposal.

    The procedures regarding stockholder nominations and stockholder proposals will provide the Board of Directors with the information which will be necessary to evaluate a stockholder nominee to the Board and stockholder proposals and other relevant information, such as existing stockholder support for the nominee or business proposal, as well as the time necessary to consider and evaluate such information in advance of the applicable meeting. The proposed procedures, however, will provide incumbent directors advance notice of a dissident slate of nominees for director or of a business proposal not favored by the Board, and will make it easier for the Board to solicit proxies resisting such nominees or business proposal.

This may make it easier for the incumbent directors to retain their status as directors or to defeat a stockholder proposal, even when certain stockholders view the dissident nominations or business proposal as in the best interests of the Company or its stockholders. In this sense, this provision can be seen as advantageous to incumbent management and may discourage takeover attempts.

    SPECIAL MEETINGS OF STOCKHOLDERS. Article IX.A. of the Company's Articles provides that special meetings of the Company's stockholders, for any purpose or purposes, may only be called by the Chairman of the Board, the President or a majority of the Whole Board of Directors and a majority of the Continuing Directors, as defined below, or by holders of not less than 50.0% of all votes entitled to be cast on any issue proposed to be considered at such special meeting. The provisions in the Articles accordingly effectively require a majority vote of the stockholders or enable the Chairman of the Board, the President or a majority of the Whole Board of Directors and a majority of the Continuing Directors to determine if it is appropriate for the Company to incur the expense of a special meeting in order to present a proposal to stockholders.

    BUSINESS COMBINATIONS. Article X of the Articles governs any proposed "Business Combination" (defined generally to include certain sales, purchases, exchanges, leases, transfers, dispositions or acquisitions of assets, mergers or consolidations, or certain reclassifications of securities of the Company) between the Company, on the one hand, and a Related Person, on the other hand. A "Related Person" is defined generally to include any person, partnership, corporation, group or other entity (other than the Company or LLC) which is the Beneficial Owner (as defined) of 10.0% or more of the shares of the Company entitled to vote ("Voting Shares") generally in an election of directors (i.e., control).

    Under Article X.B., if certain specified conditions (discussed in the following four paragraphs) are not met, the Company may not become a party to any Business Combination without the prior affirmative vote at a meeting of the Company's stockholders by the holders of at least 80.0% of the Voting Shares, voting separately as a class, and by an Independent Majority of Stockholders, which is defined to mean the holders of a majority of the outstanding Voting Shares that are not Beneficially Owned (as defined), directly or indirectly, by a Related Person. If such approval were obtained, the specified conditions would not have to be met. Such conditions also would not have to be met if the Board of Directors approved the Business Combination at times and by votes specified in the Articles.

    The conditions necessary to avoid the vote of 80.0% of the Company's outstanding Voting Shares and of an Independent Majority of Stockholders include conditions providing that, upon consummation of the Business Combination, all of the Company's stockholders would receive at least a certain minimum price per share for their shares. The ratio of the price to be received by the stockholders (other than the Related Person) in the Business Combination to the market price of the Company's shares immediately before the announcement of the Business Combination would have to be at least as great as the ratio of (i) the highest per share price paid by the Related Person in acquiring any of the Company Common Stock prior to the Business Combination to (ii) the market price per share of the Company Common Stock immediately before the initial acquisition of any shares by the Related Person. A similar condition would apply in the case of the price to be paid for any outstanding shares of the Company's Preferred Stock. These requirements generally are designed to ensure that the stockholders receive the benefit of any premium paid by the Related Person in acquiring any of its holdings. The price to be received by stockholders in the Business Combination also would have to be not less than the highest per share price paid by the Related Person in acquiring any of its holdings.

    Another condition necessary to avoid the increased vote requirements is that the consideration to be received in the Business Combination by holders of stock must be in the same form and of the same kind as the consideration paid by the Related Person in acquiring stock already owned by it (except to the extent that each individual stockholder might agree to accept consideration of a different form or kind in exchange for all or part of the shares which he or she owns). Thus, for example, if the Related Person had acquired his or her initial share interest for cash, the remaining stockholders would have to be offered cash in the Business Combination and would not have to accept stock or debt of another corporation or institution.

    In order to avoid the supermajority voting requirements of Article X.B., the Related Person also would have to comply with certain other conditions after he or she acquired his or her 10.0% interest in the Company. These conditions include the following: (i) the Related Person must ensure that the Company's Board of Directors included representation by "Continuing Directors" (generally, those directors at the time of effectiveness of the Articles, whether or not a Related Person or Associate or Affiliate (as defined) of a Related Person, and those directors who are not affiliated with the Related Person and who are elected as directors prior to the time the Related Person became such or with the recommendation of a majority of other Continuing Directors) in proportion to the holdings of the other stockholders; (ii) the Related Person must have refrained from acquiring additional capital stock of the Company with certain limited exceptions, and must have refrained from acquiring additional Voting Shares, or securities convertible into or exchangeable for Voting Shares, after he or she became a Related Person; (iii) the Related Person must not have received certain specified benefits from the Company, such as loans or guarantees, and, except with the approval of a majority of the directors and a majority of the Continuing Directors, must not have made any major change in the Company's business or equity capital structure or entered into any contract with the Company; and (iv) except as approved by a majority of the directors and a majority of the Continuing Directors, there must have been no failure to pay dividends on any outstanding Company Preferred Stock, no reduction in annual dividends paid on the Company Common Stock, and increases in annual dividends as necessary to reflect any reclassification, recapitalization, reorganization or similar transaction which has the effect of reducing the number of outstanding shares of stock. Finally, a proxy statement must have been sent to stockholders in connection with the Business Combination. Such proxy statement must contain the recommendations, if any, of the Continuing Directors, and of any investment banking firm selected by a majority of the Continuing Directors, as to the fairness of the Business Combination from the point of view of the stockholders.

    If all of the foregoing conditions are met, the increased voting requirements described above would be dispensed with and the Business Combination would require only such approval, if any, as would otherwise be required by Ohio law.

    Article X is intended to provide minimum safeguards for stockholders who do not accept a takeover attempt and continue to hold their shares after the attempt succeeds and the control of the Company is acquired by a Related Person. The requirement of an 80.0% stockholder vote probably means that a Business Combination which fails to meet the minimum price and other conditions might not be accomplished against the opposition of the incumbent Board of Directors, members of which, along with the executive officers of the Company and LLC, at August 31, 1997 beneficially owned 1,942,901 shares or 49.4% of the Common Stock, which amount does not include shares of Common Stock which may be immediately acquired upon the vesting of outstanding stock rights. See "Principal Stockholders."

    The provisions would not restrict another company which merely desired to exercise control over the Company and did not intend to effect a subsequent Business Combination. Moreover, these provisions may not apply to an attempted combination with a person not a Related Person. On the other hand, if another company obtaining control over the Company were not willing to meet the price and other conditions of Articles X.B., the holders of just over one-fifth of the outstanding Voting Shares could block a Business Combination supported by the remaining stockholders. The result is that Business Combinations favored by a majority of stockholders might not be approved. Article X.B. might also discourage a tender offer for the Company's stock because of the resulting need either to observe the minimum price requirements or to obtain an 80.0% stockholder vote as a precondition to any subsequent Business Combination. This might have the effect of preventing temporary fluctuations in the market price of the stock of the Company which could result from actual or rumored takeover attempts.

    AMENDMENT OF ARTICLES AND CODE OF REGULATIONS. Article XI of the Company's Articles provides that any amendment of the Articles must be first approved by a majority of the Board of Directors and thereafter by the holders of two-thirds of the shares of the Company entitled to vote in an election of directors, but the approval of 75.0% of the shares of the Company entitled to vote in an election of directors is required for any amendment to Articles VI (pre-emptive rights), VII (directors), VIII (indemnification), IX (relating to meetings of stockholders), and XI (amendments). In addition, Article X.E. of the Company's Articles provides that Article X may not be changed, amended or repealed without the affirmative vote of the holders of at least 80.0% of the Voting Shares and by an Independent Majority of Stockholders (as such terms are defined, see "--Business Combinations"). However, any such change, amendment or repeal to
Article X of the Company's Articles approved by two-thirds of the Whole Board of Directors and a majority of the Continuing Directors, as defined, is not subject to the approval requirements of Article X.E.

    Article XI of the Articles provides that the Code of Regulations of the Company may be adopted, altered, amended or repealed by the affirmative vote of a majority of the stockholders of the Company at any regular or special meeting of the stockholders called for that purpose.

    OHIO GENERAL CORPORATION LAW. The General Corporation Law of the State of Ohio, the state in which the Company is incorporated and maintains its principal executive office, contains certain provisions that may have the effect of delaying, deterring or preventing a change in control of the Company. All information set forth below regarding the OGCL is necessarily general in nature and reference should be made to the OGCL for more specific, detailed information.

    CONTROL SHARE ACQUISITION.  Because the Articles are silent on this matter,
Section 1701.831 of the OGCL regarding shareholder review of control share acquisitions will apply to the Company. A "control share acquisition" is defined as the acquisition, directly or indirectly, by any person of shares of an Ohio corporation having fifty or more stockholders (an "Ohio Public Company") that, when added to all other shares of the corporation in respect of which such person may exercise or direct the exercise of voting power, would entitle such person, immediately after such acquisition, directly or indirectly, alone or with others, to exercise or direct the exercise of the voting power of the corporation in the election of directors within any of the following ranges of voting power: (i) one fifth or more, but less than one third; (ii) one third or more, but less than a majority; or (iii) a majority or more. No person may make a control share acquisition unless: (i) the shareholders of the corporation by a majority vote (excluding the shares held by the person proposing the control share acquisition), at a special meeting held for such purpose, authorize such acquisition, and (ii) such acquisition is consummated no later than 360 days following such shareholder authorization. The special meeting of shareholders must be preceded by the filing by the person proposing the control share acquisition of a statement which details the proposed acquisition and notice of the special meeting.

    TRANSACTIONS INVOLVING INTERESTED SHAREHOLDERS. Chapter 1704 of the OGCL regulates certain transactions by Ohio Public Companies and a person who, directly or indirectly, alone or with others, can exercise or direct the exercise of 10.0% of the voting power of the Ohio Public Company in an election of directors (the "Interested Shareholder"). The Articles of the Company have been amended to make Chapter 1704 inapplicable to the Company, although Section 1704.05(F)(2) required that the Company be precluded from engaging in a Chapter 1704 transaction until September 25, 1997. A "Chapter 1704 transaction" is a merger, consolidation, combination or majority share acquisition between the Ohio Public Company and the Interested Shareholder, a purchase, lease, sale, distribution, dividend, mortgage, pledge or other disposition of at least 5.0% of the assets, or 5.0% of the outstanding shares or 10.0% of the earnings power or income of the Ohio Public Company by, to or with an Interested Shareholder, the issuance or transfer to an Interested Shareholder of any shares, or rights to acquire shares, of the Ohio Public Company if the shares or rights have an aggregate fair market value equal to 5.0% of all outstanding shares of the Ohio Public Company, the adoption of a plan for the dissolution or liquidation of the Ohio Public Company by or on behalf of an Interested Shareholder, or a reclassification, recapitalization, merger or consolidation of the Company, the effect of which is to increase the proportionate shares of the Ohio Public Company's outstanding shares owned by the Interested Shareholder. Any such transactions, after September 25, 1997, will be governed by Article X of the Company's Articles. See "--Business Combinations."

    CONTROL BIDS. No person may make a control bid for the Common Stock of the Company pursuant to a tender offer or a request or invitation for tenders until such person has filed with the Ohio Division of Securities (the "Division") and the Company a control bid information statement. A "control bid" is defined by
Section 1707.01 of the OGCL as the purchase or offer to purchase any equity security of a company located in Ohio, which has more than 10.0% of its record equity security holders who are residents of such state, from a resident of Ohio where, after such purchase, the offeror would own more than 10.0% of any class of the issued and outstanding equity securities of such issuer. Within three calendar days of the filing of the control bid information statement, the Division may summarily suspend the continuation of the control bid if the Division determines that the information given in the information statement does not provide full disclosure to offerees of all material information relating to the control bid. A hearing will be scheduled on such suspension. In addition, no offeror may make a control bid that is not made to all holders residing in Ohio, or that is not made to such holders on the same terms as the control bid made to holders residing outside of the state of Ohio. Further, no offeror may acquire from any resident of Ohio any equity security within two years following the last acquisition of any security of the same class pursuant to a control bid by such offeror unless the resident is afforded, at the time of the later acquisition, a reasonable opportunity to dispose of the security to the offeror upon substantially the same terms as those provided in the earlier control bid.

    DISGORGEMENT. For the purpose of preventing manipulative practices by a person who makes a proposal, or publicly discloses the intention or possibility of making a proposal, to acquire control of the Company, Section 1707.043 of the OGCL states that any profit in excess of $250,000 realized, directly or indirectly, from the disposition of any equity securities of the Company by a person who, within 18 months before the disposition, directly or indirectly, alone or in concert with others, made a proposal, or publicly disclosed the intention or possibility of making a proposal, to acquire control of the Company, inures to the Company and is recoverable by the Company by an action brought within two years after the date of the disposition of such securities.

    ANTI-TAKEOVER EFFECTS. The Board of Directors believes that the foregoing provisions in the Articles of the Company are prudent and, together with applicable state law, will reduce vulnerability to takeover attempts and certain other transactions that are not negotiated with and approved by the Board of Directors of the Company. The Board of Directors believes that these provisions are in the best interests of the Company and its current and future stockholders. In the Board of Directors' judgment, the Board of Directors is in the best position to determine the true value of the Company and to negotiate more effectively for what may be in the best interests of its stockholders. Accordingly, the Board of Directors believes that it is in the best interests of the Company and its current and future stockholders to encourage potential acquirors to negotiate directly with the Board of Directors and that these provisions will encourage such negotiations and discourage hostile takeover attempts. It is also the Board of Directors' view that these provisions should not discourage persons from proposing a merger or other transaction at prices reflective of the true value of the Company and where the transaction is in the best interests of all stockholders.

    Despite the Board of Directors' belief as to the benefits to the Company's stockholders of the foregoing provisions, these provisions also may have the effect of discouraging a future takeover attempt in which stockholders might receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so. The Board of Directors, however, has concluded that the potential benefits of these provisions outweigh their possible disadvantages. The Board of Directors of the Company is not aware of any present effort that might be made to acquire control of the Company.

                              PLAN OF DISTRIBUTION

    The Company has been advised by the Selling Stockholders that they or their pledgees, donees, transferees or other successors in interest intend to sell all or a portion of the shares offered hereby from time to time on the Nasdaq National Market and that sales will be made at prices prevailing at the times of such sales. Such persons may also make private sales directly or through a broker or brokers, who may act as agent or as principal. The Company will receive no part of the proceeds of sales made hereunder.

    Any broker-dealer participating in such transactions as agent may receive commissions from the Selling Stockholders and/or purchasers of the shares offered hereby. Usual and customary brokerage fees will be paid by the Selling Stockholders. Broker-dealers may agree with the Selling Stockholders to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the Selling Stockholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the Selling Stockholders. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve cross and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) on the Nasdaq National Market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above.

    The Company has advised the Selling Stockholders that Regulation M promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), may apply to their sales in the market, has furnished the Selling Stockholders with a copy of this regulation and has informed them of the need for delivery of copies of this Prospectus. The Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act. Any commissions paid or any discounts or concessions allowed to any such broker-dealers, and any profits received on the resale of such shares, may be deemed to be underwriting discounts and commissions under the Securities Act if any such broker-dealers purchase shares as principal.

    Any securities covered by this Prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under that Rule rather than pursuant to this Prospectus.

    There can be no assurance that the Selling Stockholders will sell any or all of the shares of Common Stock offered by them hereunder.

                                 LEGAL MATTERS

    The validity of the Common Stock offered hereby will be passed upon for the Company by Elias, Matz, Tiernan & Herrick L.L.P., Washington, D.C. As of the date of this Prospectus, a general partnership composed of certain members of Elias, Matz, Tiernan & Herrick L.L.P. beneficially owned 15.9% of LLC.

                                    EXPERTS

    The consolidated financial statements of the Company as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 included in this Prospectus have been so included and in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The consolidated financial statements of DDP, as of December 31, 1995 and 1994 and May 30, 1996 and for each of the two years in the period ended December 31, 1995 and for the period of January 1, 1996 through May 30, 1996 included in this Prospectus have been so included and in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

    The Company has filed with the Commission a Registration Statement on Form S-1 (which includes all amendments thereto) under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain items of which are omitted from the Prospectus as permitted by the rules and regulations promulgated by the Commission. For further information pertaining to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits and schedules thereto, which may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission, Washington, D.C. 20549. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended and in accordance therewith files reports and other information with the Commission. Such reports and other information (including proxy and information statements) filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following Regional Offices of the Commission: New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10007; and Chicago Regional Office, 500 West Madison Street, 14th Floor, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of prescribed rates. In addition, the Commission maintains a Web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company. As long as the Company remains listed on the National Association of Securities Dealers, Inc. Automated Quotation ("Nasdaq") National Market System after the Offering, such information may also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C., 20006.

                         INDEX TO FINANCIAL STATEMENTS

                   INTERIM FINANCIAL STATEMENTS OF THE COMPANY

Consolidated Balance Sheet (Unaudited) as of June 30, 1997..........................         F-2

Consolidated Statements of Operations (Unaudited) for the six months ended June 30,
  1996 and 1997......................................................................        F-3

Consolidated Statements of Cash Flows (Unaudited) for the six months ended June 30,
  1996 and 1997......................................................................        F-4

Notes to Consolidated Financial Statements (Unaudited)...............................        F-5

                  ANNUAL FINANCIAL STATEMENTS OF THE COMPANY

Report of Independent Accountants....................................................        F-6

Consolidated Balance Sheets as of December 31, 1995 and 1996.........................        F-7

Consolidated Statements of Operations for the years ended December 31, 1994, 1995 and
  1996...............................................................................        F-8

Consolidated Statements of Cash Flows for the year ended December 31, 1994, 1995 and
  1996...............................................................................        F-9

Notes to Consolidated Financial Statements...........................................       F-10

                     AUDITED FINANCIAL STATEMENTS OF DDP

Report of Independent Accountants....................................................       F-21

Consolidated Balance Sheets as of December 31, 1994 and 1995 and May 30, 1996........       F-22

Consolidated Statements of Operations for the years ended December 31, 1994 and 1995
  and for the period from January 1, 1996 to May 30, 1996............................       F-23

Consolidated Statements of Cash Flows for the years ended December 31, 1994 and 1995
  and for the period from January 1, 1996 to May 30, 1996............................       F-24

Notes to Consolidated Financial Statements...........................................       F-25

                          MIAMI COMPUTER SUPPLY CORPORATION

                              CONSOLIDATED BALANCE SHEET

                                                (UNAUDITED)
                                                  JUNE 30,
                                                    1997
                                                -----------
Assets
Current assets:
  Cash . . . . . . . . . . . . . . . . . . .    $    94,819
  Accounts receivable. . . . . . . . . . . .      9,949,305
  Inventories. . . . . . . . . . . . . . . .      5,960,682
  Prepaid expenses . . . . . . . . . . . . .        133,580
  Deferred income tax assets . . . . . . . .         35,496
                                                -----------
     Total current assets. . . . . . . . . .     16,173,882
                                                -----------

Property and equipment - net of accumulated
  depreciation . . . . . . . . . . . . . . .     1,246,909
                                                -----------
Other assets:
  Deposits . . . . . . . . . . . . . . . . .         36,009
  Cash surrender value officers' life insurance     571,986
  Intangible assets. . . . . . . . . . . . .      2,025,317
                                                -----------
     Total other assets  . . . . . . . . . .      2,633,312
                                                -----------
     Total assets. . . . . . . . . . . . . .    $20,054,103
                                                -----------
                                                -----------

Liabilities and Stockholders' Equity
Current Liabilities:
  Line-of-credit . . . . . . . . . . . . . .    $ 1,343,772
  Accounts payable - trade . . . . . . . . .      3,400,118
  Accrued expenses, payroll taxes and
    withholdings . . . . . . . . . . . . . .      1,124,192
  Current portion of long-term debt  . . . .         35,567
                                                -----------

     Total current liabilities . . . . . . .      5,903,649
  Long-term debt . . . . . . . . . . . . . .         72,225
  Deferred income taxes. . . . . . . . . . .         61,249
                                                -----------

     Total liabilities . . . . . . . . . . .      6,037,123
                                                -----------
Stockholders' equity:
 Preferred stock, no par value, 5,000,000 shares
   authorized; none outstanding at
   June 30, 1997 . . . . . . . . . . . . . .              0
 Common stock, no par value;  30,000,000 shares
   authorized, 3,644,383 shares outstanding at
   June 30, 1997 . . . . . . . . . . . . . .              0
  Additional paid-in capital   . . . . . . .      9,349,249
  Retained earnings. . . . . . . . . . . . .      4,682,731
                                                -----------
                                                 14,031,980
  Less - Treasury common stock, at cost
    1,200 shares . . . . . . . . . . . . . .         15,000
                                                -----------

     Total stockholders' equity. . . . . . .     14,016,980
                                                -----------

     Total liabilities and stockholders'
       equity. . . . . . . . . . . . . . . .    $20,054,103
                                                -----------
                                                -----------


          The accompanying notes are an integral part of these consolidated financial statements.

                          MIAMI COMPUTER SUPPLY CORPORATION

                         CONSOLIDATED STATEMENT OF OPERATIONS
                                     (UNAUDITED)

                                                      SIX MONTHS ENDED
                                                           JUNE 30,
                                              -------------------------------
                                                   1996              1997
                                              -------------     -------------
Net sales. . . . . . . . . . . . . . . . . .  $  26,247,459     $  42,349,759
Operating costs:
 Cost of sales . . . . . . . . . . . . . . .     21,161,836        35,008,008
 Selling, general and administrative
   expenses. . . . . . . . . . . . . . . . .      4,033,438         5,757,311
                                              -------------     -------------

    Total operating costs. . . . . . . . . .     25,195,274        40,765,319
                                              -------------     -------------

Operating income . . . . . . . . . . . . . .      1,052,185         1,584,440
Interest expense . . . . . . . . . . . . . .       (142,587)          (24,584)
Other income . . . . . . . . . . . . . . . .         11,114            26,593
                                              -------------     -------------

Income before income taxes . . . . . . . . .        920,712         1,586,449
Provision for income taxes . . . . . . . . .        382,079           642,512
                                              -------------     -------------

Net income . . . . . . . . . . . . . . . . .  $     538,633     $     943,937
                                              -------------     -------------
                                              -------------     -------------

Earnings per share of common stock . . . . .  $        0.23     $        0.26
                                              -------------     -------------
                                              -------------     -------------

Weighted average number of common
  shares outstanding . . . . . . . . . . . .      2,388,000         3,573,853
                                              -------------     -------------
                                              -------------     -------------



          The accompanying notes are an integral part of these consolidated financial statements.

                          MIAMI COMPUTER SUPPLY CORPORATION

                         CONSOLIDATED STATEMENT OF CASH FLOWS
                                     (UNAUDITED)

                                                     SIX MONTHS ENDED
                                                          JUNE 30,
                                              -------------------------------

                                                   1996              1997
                                              -------------     -------------
Cash flows (used in) provided by
  operating activities: Net income . . . . .  $     538,633     $     943,937
Adjustments to reconcile net income to
  cash (used in) provided by operating
  activities:
Depreciation and amortization. . . . . . . .        144,679           168,455
Changes in assets and liabilities net of
    effects of acquisitions of businesses:
  Accounts receivable. . . . . . . . . . . .     (1,363,445)       (1,273,313)
  Inventories. . . . . . . . . . . . . . . .        262,765           403,058
  Prepaid expenses . . . . . . . . . . . . .        (35,953)          279,758
  Deposits . . . . . . . . . . . . . . . . .       (107,432)           (7,732)
  Accounts payable - trade . . . . . . . . .        563,953        (1,310,291)
  Accrued expenses . . . . . . . . . . . . .        (17,752)          137,869
  Accrued income taxes . . . . . . . . . . .       (215,064)           19,296
                                              -------------     -------------

  Cash used in operating activities. . . . .       (229,616)         (638,963)
                                              -------------     -------------

Cash flows from investing activities:
  Capital expenditures . . . . . . . . . . .        (62,530)         (166,015)
  Investment in cash surrender value officers'
    life insurance . . . . . . . . . . . . .         (6,803)                0
  Acquisition of Imperial Data Supply
    Corporation. . . . . . . . . . . . . . .              0        (1,000,000)
  Cash included in acquisitions. . . . . . .        109,467             8,626
                                              -------------     -------------

  Cash (used in) provided by investing
    activities . . . . . . . . . . . . . . .         40,134        (1,157,389)
                                              -------------     -------------

Cash flows from financing activities:
  Borrowings under line-of-credit. . . . . .      6,041,274         4,792,953
  Payments under line-of-credit. . . . . . .     (5,772,741)       (3,604,174)
  Principal payments on long-term debt . . .         (3,637)          (18,243)
  Payments under non-competition agreements.        (60,240)          (60,240)
                                              -------------     -------------

  Cash provided by financing activities. . .        204,656         1,110,296
                                              -------------     -------------

Net (decrease) increase in cash. . . . . . .         15,174          (686,056)
  Cash - Beginning of period . . . . . . . .          1,900           780,875
                                              -------------     -------------

  Cash - End of period . . . . . . . . . . .  $      17,074     $      94,819
                                              -------------     -------------
                                              -------------     -------------

Supplemental cash flow information:
  Cash paid for interest . . . . . . . . . .  $     133,458     $      25,066
  Cash paid for income taxes . . . . . . . .  $     648,189     $     593,941


          The accompanying notes are an integral part of these consolidated financial statements.

                          MIAMI COMPUTER SUPPLY CORPORATION

                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                      (UNAUDITED)

NOTE 1 - GENERAL

    The accompanying unaudited consolidated financial statements have been prepared in accordance with Rule 10-01 of SEC Regulation S-X. Consequently, they do not include all the disclosures required under generally accepted accounting principles for complete financial statements. However, in the opinion of the management of Miami Computer Supply Corporation (the "Company"), the consolidated financial statements presented herein contain all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows of the Company and its consolidated subsidiaries.

NOTE 2 - ORGANIZATION

    The Company sells a wide variety of computer supplies to corporate customers, governmental agencies, universities, hospitals and, to a lesser extent, computer supply dealers. Its primary sales products include laser toner, ink jet cartridges, printer ribbons, computer tape cartridges, diskettes, presentation products, paper supplies and printer cartridges.

NOTE 3 - ACQUISITIONS

    Effective May 30, 1996, Pittsburgh Investment Group, LLC ("LLC") contributed its stock in Diversified Data Products, Inc. ("DDP") to the Company. The acquisition has been accounted for using the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets based upon the fair value of the liabilities assumed as of May 30, 1996.

    In connection with the acquisition of DDP, LLC issued a loan to certain former stockholders in an amount of $250,000. This amount was subject to repayment based upon DDP generating specified income levels for the period May 30, 1996 to December 31, 1996. DDP generated such income levels for this period, and accordingly the loan was forgiven. The value of the assets acquired has been adjusted to reflect this additional consideration.

    The operating results of DDP have been included in the statement of operations from the date of acquisition. The following unaudited pro forma information has been prepared assuming that this acquisition had taken place at the beginning of the respective period. This pro forma financial information is presented for informational purposes only and may not be indicative of what the actual results of operations might have been if the acquisition had been effective at the beginning of 1996 (in thousands, except per share data).

                                                  SIX MONTHS ENDED
                                                   JUNE 30, 1996
                                                  ----------------
         Net sales . . . . . . . . . . . . . . .   $    31,465
         Net income. . . . . . . . . . . . . . .   $       537
         Earnings per share. . . . . . . . . . .   $      0.23

    On April 30, 1997 the Company acquired Imperial Data Supply Corporation ("IDS") headquartered in Spokane, Washington with offices in Idaho and Montana. On July 1, 1997 the Company acquired Data Associates, Inc. ("DA") headquartered in Roswell, Georgia with offices in Florida, North Carolina and South Carolina. On July 15, 1997 the Company acquired Force 4 D.P. Supplies, Inc. ("Force 4") headquartered in Portland, Oregon with offices in Illinois, Washington and Utah. The impact of these acquisitions are not material to the Company's financial statements.

                          REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF MIAMI COMPUTER SUPPLY CORPORATION

    In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Miami Computer Supply Corporation and its subsidiaries at December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.





PRICE WATERHOUSE LLP
Pittsburgh, Pennsylvania
February 19, 1997

                          MIAMI COMPUTER SUPPLY CORPORATION

                              CONSOLIDATED BALANCE SHEET

                                                        DECEMBER 31,
                                              -------------------------------
         ASSETS                                    1995              1996
                                              -------------     -------------
Current assets
  Cash and cash equivalents. . . . . . . . .       $  1,900        $  780,875
  Accounts receivable (Note 4) . . . . . . .      5,155,236         8,636,657
  Inventories. . . . . . . . . . . . . . . .      2,943,504         5,894,838
  Prepaid expenses . . . . . . . . . . . . .         37,155           396,450
  Deferred tax assets  (Note 10) . . . . . .         69,052            35,496
                                              -------------     -------------

    Total current assets . . . . . . . . . .      8,206,847        15,744,316
                                              -------------     -------------

Property and equipment - net of accumulated
  depreciation  (Note 6) . . . . . . . . . .        535,241         1,016,164
                                              -------------     -------------

Other assets:
  Deposits . . . . . . . . . . . . . . . . .         96,749            28,302
  Cash surrender value officers' life
    insurance. . . . . . . . . . . . . . . .        419,779           571,986
  Intangible assets  (Note 9). . . . . . . .        285,520           414,440
                                              -------------     -------------


    Total assets . . . . . . . . . . . . . .  $   9,544,136     $  17,775,208
                                              -------------     -------------
                                              -------------     -------------

       LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Line-of-credit  (Note 5) . . . . . . . . .   $  3,531,467      $        --
  Accounts payable - trade . . . . . . . . .      2,132,480         4,308,785
  Accrued expenses, payroll taxes and
    withholdings . . . . . . . . . . . . . .        805,796         1,188,708
  Accrued income taxes . . . . . . . . . . .        221,414                --
  Current portion of long-term debt (Note 5)          5,413            35,567
                                              -------------     -------------
    Total current liabilities. . . . . . . .      6,696,570         5,533,060
Long-term debt (Note 5). . . . . . . . . .              477            64,696
Other long-term liabilities. . . . . . . . .        163,640            43,160
Deferred taxes  (Note 10). . . . . . . . . .         51,661            61,249
                                              -------------     -------------

    Total liabilities. . . . . . . . . . . .      6,912,348         5,702,165
Stockholders' equity (Note 12):
  Preferred stock, no par value, 5,000,000 shares
    authorized; none outstanding at
    December 31, 1995 and December 31, 1996.             --                --
  Common stock, no par value;  30,000,000
    shares authorized, 2,388,000 and 3,538,000
    shares outstanding at December 31, 1995
    and December 31, 1996, respectively. . .             --                --
  Additional paid-in capital . . . . . . . .         25,225         8,349,249
  Retained earnings. . . . . . . . . . . . .      2,621,563         3,738,794
                                              -------------     -------------
                                                  2,646,788        12,088,043
  Less - Treasury common stock, at cost
    (shares 1995-1,200; 1996-1,200). . . . .         15,000            15,000
                                              -------------     -------------
    Total stockholders' equity . . . . . . .      2,631,788        12,073,043
                                              -------------     -------------
      Total liabilities and stockholders'
        equity . . . . . . . . . . . . . . .  $   9,544,136     $  17,775,208
                                              -------------     -------------
                                              -------------     -------------

          The accompanying notes are an integral part of these consolidated financial statements.

                          MIAMI COMPUTER SUPPLY CORPORATION

                         CONSOLIDATED STATEMENT OF OPERATIONS



                                                         YEAR ENDED DECEMBER 31,
                                              -------------------------------------------
                                                   1994           1995           1996
                                              -------------  -------------  -------------
Net sales. . . . . . . . . . . . . . . . . .  $  35,690,105  $  43,320,922  $  63,427,728
Operating costs:
  Cost of sales. . . . . . . . . . . . . . .     28,249,947     34,641,904     52,061,042
  Selling, general and administrative
    expenses . . . . . . . . . . . . . . . .      6,219,104      7,124,661      8,891,122
  Non-cash compensation expense  . . . . . .             --             --        279,726
                                              -------------  -------------  -------------

    Total operating costs. . . . . . . . . .     34,469,051     41,766,565     61,231,890
                                              -------------  -------------  -------------

Operating income . . . . . . . . . . . . . .      1,221,054      1,554,357      2,195,838
Interest expense . . . . . . . . . . . . . .       (204,406)      (274,077)      (312,327)
Other (expense)/income . . . . . . . . . . .         10,767         21,722        (10,587)
                                              -------------  -------------  -------------

Income before income taxes . . . . . . . . .      1,027,415      1,302,002      1,872,924
Provision for income taxes (Note 10) . . . .        417,680        509,129        755,693
                                              -------------  -------------  -------------

Net income . . . . . . . . . . . . . . . . .  $     609,735  $     792,873  $   1,117,231
                                              -------------  -------------  -------------
                                              -------------  -------------  -------------

Earnings per share of common stock . . . . .  $        0.26  $        0.33  $        0.44
                                              -------------  -------------  -------------
                                              -------------  -------------  -------------

Weighted average number of common
  shares outstanding . . . . . . . . . . . .      2,320,000      2,388,000      2,532,399
                                              -------------  -------------  -------------
                                              -------------  -------------  -------------



          The accompanying notes are an integral part of these consolidated financial statements.

                          MIAMI COMPUTER SUPPLY CORPORATION

                         CONSOLIDATED STATEMENT OF CASH FLOWS



                                                            YEAR ENDED DECEMBER 31,
                                                  -------------------------------------------
                                                       1994           1995           1996
                                                  -------------  -------------  -------------
Cash flows (used in) provided by operating
  activities:
  Net income . . . . . . . . . . . . . . . . .       $  609,735     $  792,873   $  1,117,231
  Adjustments to reconcile net income to
    cash (used in) provided by operating
    activities:
    Depreciation and amortization. . . . . . .          244,439        292,211        328,500
    Provision for obsolete inventory . . . .             24,491         11,791         13,332
    Issuance of stock awards . . . . . . . . .               --             --        279,726
    Noncash compensation to former Diversified
      Data Products, Inc. owner. . . . . . . .               --             --         58,694
    Deferred income taxes. . . . . . . . . . .            2,097         (6,876)        32,118
    Changes in assets and liabilities net of
      effects of acquisitions of businesses:
      Accounts receivable. . . . . . . . . . .         (975,350)      (146,935)    (2,637,195)
      Inventories. . . . . . . . . . . . . . .         (696,691)      (623,290)    (1,607,704)
      Prepaid expenses . . . . . . . . . . . .           23,201         (7,061)      (341,336)
      Deposits . . . . . . . . . . . . . . . .          (23,543)         4,914         68,447
      Accounts payable - trade . . . . . . . .        1,021,975       (371,359)     1,341,503
      Accrued expenses . . . . . . . . . . . .          176,526           (929)       329,638
      Accrued income taxes . . . . . . . . . .          278,019        (62,496)      (265,652)
                                                  -------------  -------------  -------------

      Cash (used in) provided by operating
        activities . . . . . . . . . . . . . .          684,899       (117,157)    (1,282,698)
                                                  -------------  -------------  -------------

Cash flows from investing activities:
  Capital expenditures . . . . . . . . . . . .         (125,769)      (228,866)      (511,851)
  Investment in cash surrender value
    officers' life insurance . . . . . . . . .          (75,871)      (160,899)      (152,207)
  Purchase of Paper Rolls & Computer Supplies,
    Inc. . . . . . . . . . . . . . . . . . . .         (505,986)            --             --
  Cash included in the acquisition of
    Diversified Data Products, Inc . . . . . .               --             --        109,467
                                                  -------------  -------------  -------------

    Cash used in investing activities. . . . .         (707,626)      (389,765)      (554,591)
                                                  -------------  -------------  -------------

Cash flows from financing activities:
  Proceeds from initial public offering. . . .               --             --      7,794,298
  Borrowings under line-of-credit. . . . . . .        9,682,562     12,707,419     13,578,915
  Payments under line-of-credit. . . . . . . .       (9,441,469)   (12,108,613)   (18,610,382)
  Principal payments on long-term debt . . . .          (66,905)       (66,585)       (26,087)
  Payments under non-competition agreements  .         (111,480)      (120,480)      (120,480)
  Purchase of treasury stock . . . . . . . . .          (95,000)            --             --
  Proceeds from sale of treasury stock . . . .          150,000             --             --
                                                  -------------  -------------  -------------

    Cash provided by financing activities. . .          117,708        411,741      2,616,264
                                                  -------------  -------------  -------------

Net increase (decrease) in cash and cash
  equivalents. . . . . . . . . . . . . . . . .           94,981        (95,181)       778,975
Cash and cash equivalents - Beginning of year.            2,100         97,081          1,900
                                                  -------------  -------------  -------------

Cash and cash equivalents - End of year. . . .    $      97,081  $       1,900  $     780,875
                                                  -------------  -------------  -------------
                                                  -------------  -------------  -------------



          The accompanying notes are an integral part of these consolidated financial statements.

                          MIAMI COMPUTER SUPPLY CORPORATION

                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1.  ORGANIZATION AND OPERATIONS

    Miami Computer Supply Corporation (the "Company") sells a wide variety of computer supplies to corporate customers, governmental agencies, universities, hospitals and, to a lesser extent, computer supply dealers. Its primary sales products include laser printer supplies, printer cartridges, ribbons, presentation products and paper. The Company operates one centralized distribution center in Dayton, Ohio and four smaller distribution centers in Rochester, New York, Louisville, Kentucky, Ann Arbor, Michigan, and Leeds, England. The Company also maintains 15 sales offices primarily in the Midwest and Northeast regions of the United States.

    Effective May 30, 1996, Pittsburgh Investment Group LLC (LLC) acquired 70 percent of the outstanding shares of the Company for $4.0 million in cash and $4.0 million in promissory notes. Concurrent with this acquisition, LLC also acquired from third parties 100 percent of the outstanding common stock of Diversified Data Products, Inc., a Michigan corporation ("DDP") and contributed its stock in DDP to the Company. As a result, DDP, a computer supply and office automation distributor, became a wholly-owned subsidiary of the Company on May 30, 1996. DDP maintains two wholly-owned subsidiaries, Diversified Data Products, U.K., Ltd., located in the United Kingdom and Compass Export Marketing ("CEM") Overseas Limited, located in Dubai, United Arab Emirates.

    The operating results and cash flows of DDP have been included in the consolidated statements of operations and the consolidated statement of cash flows for the year ended December 31, 1996 from the date of acquisition.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CONSOLIDATION

    All subsidiaries which are wholly-owned are included in the consolidated financial statements. Intercompany accounts and transactions are eliminated.

REVENUE RECOGNITION

    Revenues from the sale of products are recognized upon passage of title to the customer which coincides with shipment.

INVENTORIES

    Inventories are stated at lower of cost or market. Cost is determined using a weighted average method. Inventories consist primarily of products held for resale.

FOREIGN CURRENCY TRANSACTIONS

    For the Company's subsidiaries located in the United Kingdom and the United Arab Emirates, the functional currency is the U.S. dollar.

                          MIAMI COMPUTER SUPPLY CORPORATION

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

CASH AND CASH EQUIVALENTS

    Cash and cash equivalents include cash on hand and on deposit and highly liquid debt instruments with maturities generally of three months or less. Cash equivalents are carried at cost, which approximates fair value.

DERIVATIVE INSTRUMENTS

    Forward foreign currency contracts are used to manage currency risks relating to existing assets or liabilities denominated in a foreign currency. Gains or losses are recognized in income in the current period. Net contract values are included in receivables or payables as appropriate.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

         CASH AND DEPOSITS - The carrying amount reported in the balance sheet approximates fair value.

          FOREIGN CURRENCY EXCHANGE CONTRACTS - The fair value of the Company's foreign exchange contracts is estimated based on quoted market prices of comparable contracts.

         SHORT- AND LONG-TERM DEBT - The carrying amounts of the Company's borrowings approximated their fair value.

PROPERTY, EQUIPMENT, AND CAPITAL LEASES

    Property, equipment and capital leases are recorded at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the assets. Depreciation and amortization periods are as follows:

                                                  ESTIMATED
                                                 USEFUL LIVES
                                                 ------------
              Furniture and fixtures.........    5 to 7 years
              Equipment......................    3 to 7 years
              Leasehold improvements.........    3 to 5 years
              Vehicles.......................       5 years

RETIREMENT AND DISPOSAL OF PROPERTIES

    The cost of properties retired or otherwise disposed of, together with the accumulated depreciation provided thereon, is eliminated from the accounts. Any net gain or loss is recognized in operating income.

LONG-LIVED ASSETS

    Effective January 1, 1996, the Company adopted Statements of Financial Accounting Standards No. 121 ("SFAS No. 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The adoption of this statement did not have a material affect on the financial position, results of operations or cash flows of the Company.

INCOME TAXES

    Income taxes are recognized during the year in which transactions enter into the determination of financial statement income. Deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities.

                          MIAMI COMPUTER SUPPLY CORPORATION

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

INSURANCE

    The Company maintains life insurance policies on its key employees which
are recorded at the net cash surrender value.    While the Company is the
owner, the Split Dollar Agreements state that the beneficiaries of the insureds will be entitled to receive the face value of the policies upon the death of the insureds, less the policies' cash value.

EARNINGS PER SHARE

    Earnings per common share is calculated based on the weighted average number of shares of common stock and common stock equivalents outstanding during each period, including the weighted average effect of the Company's initial public offering. See also Notes 12 and 17.

ADVERTISING COSTS

    Costs of advertising are expensed as incurred.

NOTE 3.  ACQUISITIONS

    Effective May 30, 1996, LLC contributed its stock in DDP to the Company.
See also discussion in Note 1. The acquisition of DDP by the Company has been accounted for using the purchase method of accounting; and accordingly, the purchase price has been allocated to the assets based upon the fair value of the liabilities assumed as of May 30, 1996.

    In connection with the acquisition of DDP, LLC issued a loan to certain former stockholders in an amount of $250,000. This amount was subject to repayment based upon DDP generating specified income levels for the period May 30, 1996 to December 31, 1996. DDP generated such income levels for this period, and accordingly the loan was forgiven. The value of the assets acquired has been adjusted to reflect this additional consideration.

    The purchase price was allocated as follows:

              Cash . . . . . . . . . . . . .   $    109,467
              Accounts receivable - net. . .      1,152,626
              Inventories. . . . . . . . . .      1,327,685
              Other assets . . . . . . . . .         79,484
              Goodwill . . . . . . . . . . .        250,000

                                               ------------
                Purchase price . . . . . . .   $  2,919,262
                                               ------------
                                               ------------

    Goodwill recorded in connection with this acquisition is being amortized on a straight-line basis over 40 years.

    The operating results of DDP have been included in the Company's statement of operations from the date of acquisition. The following unaudited pro forma information has been prepared assuming that this acquisition had taken place at the beginning of the respective periods. This pro forma financial information is presented for information purposes only and may not be indicative of what the actual results of operations might have been if the acquisition had been effective at the beginning of 1995.

                                              YEAR ENDED     YEAR ENDED
                                              DECEMBER 31,   DECEMBER 31,
     (UNAUDITED)                                 1996           1997
    -------------------------------------     ------------   ------------
       Net sales.........................      $56,677,622    $68,790,997
       Net income........................          811,969      1,131,988
       Earnings per share................            $0.34          $0.45

                          MIAMI COMPUTER SUPPLY CORPORATION

NOTE 3. ACQUISITIONS - (CONTINUED)

    Effective June 30, 1994, the Company acquired the assets and the ongoing business of Paper Rolls & Computer Supplies, Inc. ("Paper Rolls"), a computer supply distributor located in Louisville, Kentucky for cash of $505,986. In addition, the Company agreed to pay $72,000 over a 4-year period beginning July 1, 1994, for agreements with the former owners not to compete and for goodwill.

    The acquisition has been accounted for using the purchase method of accounting; and accordingly, the purchase price has been allocated to the assets purchased based upon the fair values at the date of acquisition.

    The purchase price was allocated as follows:

         Accounts receivable - net......................   $  295,530
         Inventories....................................      155,185
         Property and equipment.........................       55,271
         Intangible asset - Noncompetition agreement....       32,000
         Goodwill.......................................       40,000
                                                           ----------
           Purchase price...............................   $  577,986
                                                           ----------
                                                           ----------

    The operating results of Paper Rolls have been included in the Company's statement of operations from the date of acquisition. The following unaudited pro forma information has been prepared assuming that this acquisition had taken place at the beginning of 1994. This pro forma financial information is presented for information purposes only and may not be indicative of what the actual results of operations might have been if the acquisition had been effective at the beginning of 1994.

                                                             YEAR ENDED
                                                             DECEMBER 31,
                                                             -------------
         (UNAUDITED)                                            1994
                                                             -------------
         Net Sales....................................         $37,362,867
         Net income...................................             610,601
         Earnings per share...........................               $0.26

    In connection with the acquisition, employment agreements were entered into with certain of the former owners. As part of the employment agreement, two of these officers were each granted an option to purchase up to 6,000 shares of the Company's stock for a period of four years from the acquisition date at book value as determined by the Company's Board of Directors on an annual basis. The exercise price of the options was equivalent to the determined book value.
These options were exercised in 1994.

NOTE 4.  ACCOUNTS RECEIVABLE

                                                       DECEMBER 31,
                                                 ----------------------------
                                                      1995           1996
                                                 ------------   -------------
         Trade customers....................     $  5,071,100   $  8,146,735
         Rebates due from suppliers.........           88,799        230,383
         Other..............................            1,337        271,611
          Less - Allowance for doubtful
            accounts........................           (6,000)       (12,072)
                                                 ------------   ------------
                                                 $  5,155,236   $  8,636,657
                                                 ------------   ------------
                                                 ------------   ------------

                          MIAMI COMPUTER SUPPLY CORPORATION

NOTE 5.  BORROWING ARRANGEMENTS

   The following is a summary of the Company's borrowings:
                                                              DECEMBER 31,
                                                        -----------------------
                                                           1995         1996
                                                        -----------  ----------
    Short-term debt:
      Line-of-credit.................................   $ 3,531,467  $      --
                                                        -----------  ---------
                                                        -----------  ---------
    Long-term debt:
      Agreement dated January 27, 1993,
        maturing on January 26, 1997;
        interest rate 10.25%.........................         5,890        477
      Capitalized lease obligations (See Note 11)....            --     99,786
            Less - Current portion...................        (5,413)   (35,567)
                                                        -----------  ---------

          Total long-term debt.......................   $       477  $  64,696
                                                        -----------  ----------
                                                        -----------  ----------

    The Company's line-of-credit ("Credit Facility") allows borrowings up to $15,000,000. The Credit Facility matures on September 11, 1998. The agreement provides for borrowings up to an amount determined pursuant to a borrowing base formula which includes various categories of collateral. The interest rate for the Credit Facility is variable and based upon either the LIBOR rate plus 2 percent (7.56 percent at December 31, 1996) or the prime rate (8.25 percent at December 31, 1996). The Credit Facility contains covenants to maintain a minimum tangible net worth (as defined by the agreement) and certain interest coverage ratios at December 31, 1996 the available and unused portion of the Credit Facility was $9,451,372.

    An irrevocable letter of credit in the amount of $390,000 was delivered by the Company to the former owner of Datron Computer Products, Inc., ("Datron") in connection with the Company's acquisition of Datron on May 3, 1993, as security for the performance of all of the Company's obligations under the purchase agreement. The letter of credit expires on April 30, 1999, and may be drawn upon if the Company fails to make any payment under the purchase agreement. The face amount of the letter of credit is reduced $78,000 annually beginning on May 1, 1995. The face amount at year end December 31, 1996 was $234,000. A one percent annual commitment fee is payable on the letter of credit. No amounts have been drawn against the letter of credit.

NOTE 6.  PROPERTY AND EQUIPMENT

    Property and equipment is stated at cost and consists of the following:

                                                         DECEMBER 31,
                                                    ----------------------
                                                       1995        1996
                                                    ----------  ----------
    Furniture and fixtures...................       $  252,894  $  615,475
    Equipment................................          952,173   1,283,602
    Leasehold improvements...................           48,059      74,568
    Vehicles.................................           98,113     134,369
                                                    ----------  ----------
                                                     1,351,239   2,108,014
       Less - Accumulated depreciation.......          815,998   1,091,850
                                                    ----------  ----------
                                                    $  535,241  $1,016,164
                                                    ----------  ----------
                                                    ----------  ----------

NOTE 7.  RETIREMENT PLAN

    The Company has an employee savings plan (the "Savings Plan") that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. All employees 21 years of age with one year or more of service are eligible to participate in the Savings Plan. The Company matches 50 percent of the employee contributions, with a maximum contribution of 1.5 percent of the employee's compensation. Contributions to the Savings Plan were $41,940, $55,083 and $63,776 for the years ended December 31, 1994, 1995 and 1996, respectively.

                          MIAMI COMPUTER SUPPLY CORPORATION

NOTE 8.  PROFIT SHARING PLAN

    The Company established a profit sharing plan (the "Profit Plan") as of January 1, 1995 that covers substantially all administrative employees. Contributions to the Profit Plan are based on three percent of the Company's pre-tax profit and are distributed to the employees according to the provisions of the Profit Plan. Contributions to the Profit Plan by the Company were $44,852 and $46,079 for the years ended December 31, 1995 and 1996, respectively.

NOTE 9.  INTANGIBLE ASSETS

    Intangible assets include noncompetition agreements with the former owners of Datron Computer Products, Inc., and Paper Rolls & Computer Supplies, Inc.
The agreements have terms of 4 to 5 years. The gross value assigned is $544,400. Accumulated amortization was $285,280 and $395,760 at December 31, 1995 and December 31, 1996, respectively. Amortization expense approximated $106,480 for the year ended December 31, 1994, and $110,480 for the years ended December 31, 1995 and 1996, respectively.

NOTE 10.  INCOME TAXES

    The provision (benefit) for taxes on income consists of the following:

                                               1994        1995        1996
                                             ---------   ---------  ---------
    Current:
      Federal .. . . . . . . . . . . .       $ 322,000   $ 395,085  $ 569,980
      State .. . . . . . . . . . . . .          93,583     120,920    153,595
                                             ---------   ---------  ---------
        Total. . . . . . . . . . . . .         415,583     516,005    723,575
    Deferred:
      Federal .. . . . . . . . . . . .            (363)     (6,296)    22,623
      State .. . . . . . . . . . . . .           2,460        (580)     9,495
                                             ---------   ---------  ---------
        Total. . . . . . . . . . . . .           2,097      (6,876)    32,118
                                             ---------   ---------  ---------

        Total tax provision. . . . . .       $ 417,680   $ 509,129  $ 755,693
                                             ---------   ---------  ---------
                                             ---------   ---------  ---------

Deferred tax assets and liabilities comprise the following:

                                                          1995         1996
                                                       ---------   ----------
    Deferred tax assets:
      Inventory. . . . . . . . . . . . . . .           $  40,951   $    4,420
      State tax accrual. . . . . . . . . . .              25,704       29,240
      Goodwill . . . . . . . . . . . . . . .               7,908       13,180
      Other. . . . . . . . . . . . . . . . .               2,397       10,020
                                                       ---------   ----------
        Total deferred tax assets. . . . . .              76,960       56,860
    Deferred taxes:
      Depreciation . . . . . . . . . . . . .             (59,569)     (80,830)
      Other. . . . . . . . . . . . . . . . .                  --       (1,783)
                                                       ---------   ----------
        Total deferred taxes . . . . . . . .             (59,569)     (82,613)
                                                       ---------   ----------
        Net deferred taxes . . . . . . . . .           $  17,391   $  (25,753)
                                                       ---------   ----------
                                                       ---------   ----------

A reconciliation of the federal statutory tax rate to the Company's effective tax rate is as follows:

                                               1994        1995       1996
                                            ----------  ----------  ---------
    U.S. federal statutory rate
       applied to income before tax. . . .  $  349,321  $  442,681 $  636,794
    State income taxes,
       net of federal income tax effect. .      63,388      79,424    105,560
      Permanent differences. . . . . . . .      10,617      14,860     13,715
      Adjustment to prior year tax accruals     (5,941)    (27,869)        --
      Other. . . . . . . . . . . . . . . .         295          33       (376)
                                            ----------  ----------  ---------
                                            $  417,680  $  509,129  $ 755,693
                                            ----------  ----------  ---------
                                            ----------  ----------  ---------

                          MIAMI COMPUTER SUPPLY CORPORATION

NOTE 10.  INCOME TAXES - (CONTINUED)

    The effective tax rates were 40.7%, 39.1%, and 40.3% for the years ended December 31, 1994, 1995 and 1996, respectively.

NOTE 11.  LEASES

    The Company leases office space (see Note 17) and certain automobiles under various operating and capital leases. Lease terms range from 1 to 10 years. Operating leases which expire are generally renewed or replaced by similar leases and renewal options. The total rental expense under operating leases amounted to $237,587, $253,856 and $370,845 for the years ended December 31, 1994, 1995 and 1996, respectively.

    Following is a summary of future minimum rental payments with respect to leases that have initial or remaining noncancelable lease terms in excess of 1 year at December 31, 1996:

            YEAR ENDING                       CAPITALIZED    OPERATING
            DECEMBER 31,                         LEASES        LEASES
            ------------                     ------------   ----------
            1997 . . . . . . . . . . . . .     $   41,436   $  526,253
            1998 . . . . . . . . . . . . .         41,436      413,825
            1999 . . . . . . . . . . . . .         27,624      348,138
            2000 . . . . . . . . . . . . .             --      308,297
            2001 . . . . . . . . . . . . .             --      308,297
            Later years. . . . . . . . . .             --    1,434,104
                                               ----------   ----------
         Total minimum lease payments. . .     $  110,496   $3,338,914
                                               ----------   ----------
                                               ----------   ----------

    Imputed interest . . . . . . . . . . .        (10,710)

    Present value of minimum
      capitalized lease payments . . . . .         99,786
    Current portion. . . . . . . . . . . .       ( 35,090)
                                               ----------

    Long-term capitalized lease
      obligation . . . . . . . . . . . . .     $   64,696
                                               ----------
                                               ----------

                          MIAMI COMPUTER SUPPLY CORPORATION

NOTE 12.  COMMON STOCKHOLDERS' EQUITY



                                                               ADDITIONAL
                                    SHARES       UNEARNED       PAID-IN        RETAINED       TREASURY
                                 OUTSTANDING   COMPENSATION     CAPITAL        EARNINGS        STOCK
                                ------------   ------------   ------------   ------------   ------------
Balance, December 31,
  1993 . . . . . . . . . . .       2,383,600   $         --   $     25,225   $  1,218,955   $    (70,000)
Net income . . . . . . . . .              --             --             --        609,735             --
Purchase of treasury stock .          (7,600)            --             --             --        (95,000)
Sales of treasury stock. . .          12,000             --             --             --        150,000
                                ------------   ------------   ------------   ------------   ------------
Balance, December 31,
  1994 . . . . . . . . . . .       2,388,000             --         25,225      1,828,690        (15,000)
Net income . . . . . . . . .              --             --             --        792,873             --
                                ------------   ------------   ------------   ------------   ------------
Balance, December 31,
  1995 . . . . . . . . . . .       2,388,000             --         25,225      2,621,563        (15,000)
Net income . . . . . . . . .              --             --             --      1,117,231             --
Stock awards issued. . . . .              --       (279,726)       279,726             --             --
Compensation expense
  recognized . . . . . . . .              --        279,726             --             --             --
Net proceeds from initial
  public offering. . . . . .       1,150,000             --      7,794,298             --             --
Additional consideration
DDP acquisition (See Note 3)              --             --        250,000             --             --
                                ------------   ------------   ------------   ------------   ------------
Balance, December 31,
  1996 . . . . . . . . . . .       3,538,000   $          0   $  8,349,249   $  3,738,794   $    (15,000)
                                ------------   ------------   ------------   ------------   ------------
                                ------------   ------------   ------------   ------------   ------------


    On December 1, 1995, the Articles of Incorporation of the Company were amended and restated to provide for voting and nonvoting shares. As of the same date, the Board of Directors approved a stock dividend of nine nonvoting shares for each voting share outstanding as of that date. All applicable share and per share data have been adjusted for the stock dividend.

    On September 25, 1996, the Stockholders approved a recapitalization of the Company's common equity and 200-for-1 stock split as of that date. All applicable share and per share data have been adjusted to reflect the stock split.

    On November 15, 1996, the Company completed an initial public offering of 1,150,000 shares of common stock (including an underwriters' overallotment option of 150,000 shares) to the public at a price of $8.50 per share. Net proceeds to the Company after deducting underwriting fees and expenses amounted to $7,794,298. The proceeds were used to repay all outstanding indebtedness under the Credit Facility and for other corporate purposes.

    In conjunction with the purchase of DDP by LLC, LLC agreed to provide the three selling stockholders of DDP a stock incentive so long as such stockholders remain employees of the Company. LLC agreed to transfer a total of 58,520 shares of the Company's common stock owned by LLC to the employees over three year period ending December 31, 1998. However, upon the initial public offering of the Company's common stock, all such shares vested. The market value of the stock award was recognized as compensation expense at the initial public offering date.

NOTE 13.  SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

    Cash payments for the following items amounted to:

                                                 DECEMBER 31,
                                       ---------------------------------
                                         1994         1995        1996
                                       --------     --------    --------
     Interest.....................     $204,377     $263,846    $325,355
     Income taxes.................     $140,733     $578,501  $1,006,896

    During 1996, $113,650 of leased assets and obligations were capitalized.

                          MIAMI COMPUTER SUPPLY CORPORATION

NOTE 14.  COMMITMENTS AND CONTINGENCIES

    The Company sells its products to corporate customers, governmental agencies, universities, hospitals and, to a lesser extent, computer supply dealers primarily in the Midwest and Northeast regions of the United States. Credit risk with respect to trade accounts receivable is generally diversified due to the large number of entities comprising the Company's customer base.

    In connection with the Datron acquisition, the Company is obligated to make income participation payments to the former owner based on the Company's gross profits for the five years ending April 30, 1999. The annual payment under this provision shall not exceed $17,520 in any one year. For 1994, 1995 and 1996, no payments were made. Under purchase accounting principles, purchase consideration that is payable upon the outcome of a contingency is not recorded at the acquisition date unless the outcome of the contingency is determinable beyond reasonable doubt. At such time, as the payments of amounts under the provision becomes finally determined, the additional liability will be recorded, and the value of the assets acquired will be increased in like amount.

NOTE 15.  INSURANCE

    The Company has a self-insurance medical plan which covers $37,000 per individual insured per year for the policy year ended March 1, 1997. Medical claims in excess of this amount are insured with a commercial insurance carrier. In connection with this plan, the Company maintains cash and short term U.S. treasury notes on deposit totaling $79,409 and $5,622 at December 31, 1995 and 1996, respectively.

    The Company recorded expenses under the self-insurance medical plan of $193,771, $176,850 and $218,855 for the years ended December 31, 1994, 1995 and
1996, respectively.

NOTE 16.  STOCK OPTION PLANS

    1996 STOCK OPTION PLAN

    The 1996 Stock Option Plan, which was approved by the Board of Directors, on September 19, 1996 authorizes the granting of options to purchase up to 250,000 shares of Common Stock to eligible officers and key management employees at not less than the market value on the date the options are granted. The option period may not exceed ten years from the date of grant. During 1996, options to purchase 111,000 shares of Common Stock were issued at $8.50 per share. Such options vest ratably over a three year period. No options were exercised in 1996.

    NON-EMPLOYEE DIRECTORS STOCK OPTION PLAN

    The Non-employee Directors Stock Option Plan (the "Directors Plan") authorized the granting of options to purchase a total of 100,000 shares of Common Stock.

    The Directors Plan authorized the granting of options to purchase 15,000 shares of Common Stock to each director who is not an employee of the Company at the first annual meeting of shareholders following the Company's initial public offering at not less than the market value on the date the options are granted. The option period may not exceed ten years from the date of grant. The options will vest ratably over a three year period.

    Additionally, the Directors Plan authorized the granting of options to purchase 5,000 shares of Common Stock, not to exceed 15,000 shares for any non-employee director elected subsequent to the first annual meeting of shareholders. Any options granted subsequent to the initial meeting of shareholders vest ratably over a three year period.

    No options were granted in 1996 under this plan.

    ACCOUNTING FOR STOCK AWARDS AND STOCK OPTIONS

    In October 1995, the FASB issues SFAS No. 123, "Accounting for Stock-Based Compensation." As permitted by the standard, the Company has elected to continue to follow existing accounting guidance, Accounting Primciples Board Opinion No. 25 and related interpretations (APB No. 25), for stock based compensation. However, SFAS No. 123 requires companies

                          MIAMI COMPUTER SUPPLY CORPORATION

NOTE 16.  STOCK OPTION PLANS - (CONTINUED)

electing to follow existing accounting rules to disclose the pro forma effects as if the fair value based method of accounting had been applied. The Company recorded compensation expense of $0 for the years ended December 31, 1994 and 1995 respectively, and $279,726 for the year ended December 31, 1996 in connection with stock compensation awards. In accordance with APB No. 25, no compensation expense has been recognized for the Company's stock options issued in November 1996.

    The fair value of stock options granted during 1996 was $3.94. The fair value of the options were estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%, expected volatility of 50%, risk-free interest rate of 6.5% and expected lives of four years. If compensation expense for the Company's stock options issued in 1996 had been determined based on the fair value at the grant date for such award in accordance with SFAS No. 123, the effect on the Company's net income and earnings per share for 1996 would have been immaterial.

NOTE 17.  TRANSACTIONS WITH RELATED PARTIES

    The Company has entered into a lease with Draft Partnership ("Lessor") for a 30,000 square foot office and warehouse building in Dayton, Ohio. The general partners of Draft Partnership are James F. Rowland, owning a 50.0% partnership interest, and Messrs. Schwarz, Winstel, Newkold and Turvy, each of whom are officers of the Company owning a 12.5% partnership interest. The lease is for a term of ten years commencing on November 1, 1996 for a base monthly rental of $20,000 plus the difference between $1.5 million and the total cost of construction ($23,691 total monthly rental based upon total cost of construction) subject to a proportionate increase each year after July 1999 based on the increase in the Consumer Price Index.

NOTE 18.  SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED):

    The following table sets forth selected quarterly financial data for 1995 and 1996.


                                                             1 ST           2 ND           3 RD           4 TH
1995                                                        QUARTER        QUARTER        QUARTER        QUARTER
----                                                      -----------    -----------    -----------    -----------
Net sales. . . . . . . . . . . . . . . . . . . . . . .    $11,094,560    $10,640,702    $10,442,436    $11,143,224
Operating costs:
  Cost of sales. . . . . . . . . . . . . . . . . . . .      9,098,176      8,406,785      8,429,572      8,707,371
  Selling, general and administrative
    expenses . . . . . . . . . . . . . . . . . . . . .      1,755,252      1,776,029      1,649,687      1,943,693
                                                          -----------    -----------    -----------    -----------

    Total operating costs. . . . . . . . . . . . . . .     10,853,428     10,182,814     10,079,259     10,651,064
                                                          -----------    -----------    -----------    -----------

Operating income . . . . . . . . . . . . . . . . . . .        241,132        457,888        363,177        492,160
Interest expense . . . . . . . . . . . . . . . . . . .        (62,935)       (78,867)       (74,884)       (57,391)
Other (expense)/income . . . . . . . . . . . . . . . .          2,790          2,696         10,305          5,931
                                                          -----------    -----------    -----------    -----------

Income before income taxes . . . . . . . . . . . . . .        180,987        381,717        298,598        440,700
Provision for income taxes . . . . . . . . . . . . . .         70,766        149,251        116,752        172,360
                                                          -----------    -----------    -----------    -----------

Net income . . . . . . . . . . . . . . . . . . . . . .    $   110,221    $   232,466    $   181,846    $   268,340
                                                          -----------    -----------    -----------    -----------
                                                          -----------    -----------    -----------    -----------

Earnings per share of common stock . . . . . . . . . .    $      0.05    $      0.10    $      0.08    $      0.11
                                                          -----------    -----------    -----------    -----------
                                                          -----------    -----------    -----------    -----------

Weighted average number of common
  shares outstanding . . . . . . . . . . . . . . . . .      2,388,000      2,388,000      2,388,000      2,388,000
                                                          -----------    -----------    -----------    -----------
                                                          -----------    -----------    -----------    -----------


NOTE 18.  SELECTED QUARTERLY FINANCIAL INFORMATION
(UNAUDITED): - (CONTINUED)



                                                             1 ST           2 ND           3 RD           4 TH
1996                                                        QUARTER       QUARTER(1)     QUARTER(1)     QUARTER(1)
----                                                      -----------    -----------    -----------    -----------
Net sales. . . . . . . . . . . . . . . . . . . . . . .    $12,555,983    $13,691,476    $17,822,544    $19,357,725
Operating Costs:
  Cost of sales. . . . . . . . . . . . . . . . . . . .     10,029,524     11,132,312     14,781,598     16,117,608
  Selling, general and administrative
    expenses . . . . . . . . . . . . . . . . . . . . .      1,880,514      2,152,924      2,307,844      2,549,840
  Non-cash compensation expense. . . . . . . . . . . .             --             --             --        279,726
                                                          -----------    -----------    -----------    -----------

    Total operating costs. . . . . . . . . . . . . . .     11,910,038     13,285,236     17,089,442     18,947,174
                                                          -----------    -----------    -----------    -----------

Operating income . . . . . . . . . . . . . . . . . . .        645,945        406,240        733,102        410,551
Interest expense . . . . . . . . . . . . . . . . . . .        (66,938)       (75,649)      (100,588)       (69,152)
Other (expense)/income . . . . . . . . . . . . . . . .          7,938          3,176          6,884        (28,585)
                                                          -----------    -----------    -----------    -----------

Income before income taxes . . . . . . . . . . . . . .        586,945        333,767        639,398        312,814
Provision for income taxes . . . . . . . . . . . . . .        243,582        138,497        265,352        108,262
                                                          -----------    -----------    -----------    -----------

Net income . . . . . . . . . . . . . . . . . . . . . .    $   343,363    $   195,270    $   374,046    $   204,552
                                                          -----------    -----------    -----------    -----------
                                                          -----------    -----------    -----------    -----------

Earnings per share of common stock . . . . . . . . . .    $      0.14    $      0.08    $      0.16    $      0.07
                                                          -----------    -----------    -----------    -----------
                                                          -----------    -----------    -----------    -----------

Weighted average number of common
  shares outstanding . . . . . . . . . . . . . . . . .      2,388,000      2,388,000      2,388,000      2,962,457
                                                          -----------    -----------    -----------    -----------
                                                          -----------    -----------    -----------    -----------



(1)  Reflects the acquisition of DDP on  May 30, 1996.

                          REPORT OF INDEPENDENT ACCOUNTANTS


To the Stockholder of
Diversified Data Products, Inc.

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and of cash flows present fairly, in all material respects, the financial position of Diversified Data Products, Inc. and its subsidiaries (the Company), at May 30, 1996, and December 31, 1994 and 1995, and the results of their operations and their cash flows for the period January 1, 1996 through May 30, 1996, and for each of the two years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion express above.

    As discussed in Note 12 to the consolidated financial statements, all of the Company's outstanding common stock was acquired by a third party on May 30, 1996.

PRICE WATERHOUSE LLP
Pittsburgh, Pennsylvania
July 31, 1996

                           DIVERSIFIED DATA PRODUCTS, INC.

                              CONSOLIDATED BALANCE SHEET
                     DECEMBER 31, 1994 AND 1995, AND MAY 30, 1996


                                                                 DECEMBER 31,             MAY 30,
                                                         ---------------------------   ------------
                                                             1994           1995           1996
                                                         ------------   ------------   ------------
                      ASSETS
Current assets
  Cash and cash equivalents. . . . . . . . . . . . . .   $      9,389   $     11,760   $    109,467
  Accounts receivable, less allowance for doubtful
    accounts of $2,038, $5,000 and $5,000. . . . . . .      1,601,559      1,125,958      1,152,626
  Inventories. . . . . . . . . . . . . . . . . . . . .      1,463,223      2,212,249      1,327,685
  Prepaid expenses . . . . . . . . . . . . . . . . . .          8,453         23,271         17,959
  Deferred tax asset . . . . . . . . . . . . . . . . .            693          1,700          1,700
                                                         ------------   ------------   ------------
         Total current assets. . . . . . . . . . . . .      3,083,317      3,374,938      2,609,437
Property and equipment - Net of accumulated
    depreciation  (Note 4) . . . . . . . . . . . . . .        137,217         95,512         81,512
  Goodwill - net of accumulated amortization (Note 3).        128,171        124,820        123,424
                                                         ------------   ------------   ------------
         Total assets. . . . . . . . . . . . . . . . .   $  3,348,705   $  3,595,270   $  2,814,373
                                                         ------------   ------------   ------------
                                                         ------------   ------------   ------------

        LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Bank overdraft . . . . . . . . . . . . . . . . . . .   $    171,819   $     39,084   $    256,398
  Line-of-credit (Note 5). . . . . . . . . . . . . . .      1,500,000      1,500,000      1,500,000
  Accounts payable . . . . . . . . . . . . . . . . . .      1,023,730      1,369,544        839,860
  Accrued income taxes . . . . . . . . . . . . . . . .         26,234          6,868             --
  Accrued liabilities. . . . . . . . . . . . . . . . .          3,711         50,984         53,274
  Current portion of long-term debt. . . . . . . . . .         12,000         12,000          7,000
                                                         ------------   ------------   ------------
         Total current liabilities . . . . . . . . . .      2,737,494      2,978,480      2,656,532
  Deferred taxes (Note 7). . . . . . . . . . . . . . .         14,247         12,730         12,730
  Long-term debt (Note 5). . . . . . . . . . . . . . .         12,000             --             --
                                                         ------------   ------------   ------------
         Total liabilities . . . . . . . . . . . . . .      2,763,741      2,991,210      2,669,262
Stockholders' equity (Note 8 and Note 12):
  Common stock, $1 par value, 50,000 shares authorized,
    8,250 shares issued and outstanding at December 31,
    1994, December 31, 1995, and May 30, 1996. . . . .          8,250          8,250          8,250
Additional paid-in capital . . . . . . . . . . . . . .        139,095        139,095        136,861
  Retained earnings. . . . . . . . . . . . . . . . . .        437,619        456,715             --
                                                         ------------   ------------   ------------
         Total stockholders' equity. . . . . . . . . .        584,964        604,060        145,111
                                                         ------------   ------------   ------------
         Total liabilities and stockholders' equity. .   $  3,348,705   $  3,595,270   $  2,814,373
                                                         ------------   ------------   ------------
                                                         ------------   ------------   ------------





          The accompanying notes are an integral part of these consolidated financial statements.

                           DIVERSIFIED DATA PRODUCTS, INC.

                        CONSOLIDATED STATEMENTS OF OPERATIONS
                       YEARS ENDED DECEMBER 31, 1994 AND 1995,
                 AND THE PERIOD JANUARY 1, 1996 THROUGH MAY 30, 1996



                                                                 YEAR ENDED           PERIOD ENDED
                                                                 DECEMBER 31,             MAY 30,
                                                        ----------------------------  -------------
                                                             1994           1995           1996
                                                        -------------  -------------  -------------
Net sales. . . . . . . . . . . . . . . . . . . . . . .  $  18,068,615  $  13,356,700  $   5,363,269
Operating costs:
  Cost of sales. . . . . . . . . . . . . . . . . . . .     16,388,187     12,138,992      4,933,563
  Selling, general and administrative expenses . . . .      1,469,235      1,015,270        335,420
                                                        -------------  -------------  -------------
    Total operating costs. . . . . . . . . . . . . . .     17,857,422     13,154,262      5,268,983
                                                        -------------  -------------  -------------

Operating income . . . . . . . . . . . . . . . . . . .        211,193        202,438         94,286
Interest expense . . . . . . . . . . . . . . . . . . .        142,508        167,150         63,384
Other income (expense) - net . . . . . . . . . . . . .          2,003          4,918              5
                                                        -------------  -------------  -------------
Income before income taxes . . . . . . . . . . . . . .         70,688         40,206         30,907

Provision for income taxes (Note 7). . . . . . . . . .         35,757         21,110         16,150
                                                        -------------  -------------  -------------
Net income . . . . . . . . . . . . . . . . . . . . . .  $      34,931  $      19,096  $      14,757
                                                        -------------  -------------  -------------
                                                        -------------  -------------  -------------





          The accompanying notes are an integral part of these consolidated financial statements.

                           DIVERSIFIED DATA PRODUCTS, INC.

                         CONSOLIDATED STATEMENT OF CASH FLOWS
                       YEARS ENDED DECEMBER 31, 1994 AND 1995,
                 AND THE PERIOD JANUARY 1, 1996 THROUGH MAY 30, 1996


                                                                       YEAR ENDED           PERIOD ENDED
                                                                       DECEMBER 31,            MAY 30,
                                                              ---------------------------   ------------
                                                                   1994           1995          1996
                                                              ------------   ------------   ------------
Cash flows (used in) provided by operating activities:
  Net income . . . . . . . . . . . . . . . . . . . . . . .    $     34,931   $     19,096   $     14,757
  Adjustments to reconcile net income to cash (used in)
    provided by operating activities:
    Depreciation and amortization. . . . . . . . . . . . .          29,238         36,076         15,396
    Gain on disposition of furniture, fixtures and
       equipment . . . . . . . . . . . . . . . . . . . . .              --           (335)            --
    Deferred taxes . . . . . . . . . . . . . . . . . . . .          13,554         (2,524)            --
    Changes in assets and liabilities:
       Accounts receivable . . . . . . . . . . . . . . . .        (575,318)       427,060        (26,668)
       Inventories . . . . . . . . . . . . . . . . . . . .        (145,844)      (700,495)       884,564
       Prepaid expenses. . . . . . . . . . . . . . . . . .          (8,453)       (14,818)         5,312
       Other assets. . . . . . . . . . . . . . . . . . . .           5,300             --             --
       Accounts payable. . . . . . . . . . . . . . . . . .         338,862        345,814       (529,684)
       Accrued liabilities . . . . . . . . . . . . . . . .           2,460         47,273          2,290
       Accrued income taxes. . . . . . . . . . . . . . . .         (46,766)       (19,366)        (6,868)
                                                              ------------   ------------   ------------
         Cash (used in) provided by operating activities .        (352,036)       137,781        359,099
                                                              ------------   ------------   ------------

Cash flows from investing activities:
  Proceeds from sale of property and equipment . . . . . .              --          9,315             --
  Purchases of furniture, fixtures and equipment . . . . .         (86,277)            --             --
                                                              ------------   ------------   ------------
         Cash (used in) provided by investing activities .         (86,277)         9,315             --
                                                              ------------   ------------   ------------

Cash flows from financing activities:
  Dividend payment . . . . . . . . . . . . . . . . . . . .              --             --       (473,706)
  Proceeds from line of credit . . . . . . . . . . . . . .         766,807      1,500,000        450,000
  Payments under line of credit. . . . . . . . . . . . . .        (500,000)    (1,500,000)      (450,000)
  Payments of notes payable. . . . . . . . . . . . . . . .         (12,000)       (12,000)        (5,000)
  Proceeds (payments) of bank overdraft. . . . . . . . . .         171,819       (132,725)       217,314
                                                              ------------   ------------   ------------
    Cash provided by (used in) financing activities. . . .         426,626       (144,725)      (261,392)
                                                              ------------   ------------   ------------

(Decrease) increase in cash and cash equivalents . . . . .         (11,687)         2,371         97,707
Cash and cash equivalents at beginning of period . . . . .          21,076          9,389         11,760
                                                              ------------   ------------   ------------
Cash and cash equivalents at end of period . . . . . . . .    $      9,389   $     11,760   $    109,467
                                                              ------------   ------------   ------------
                                                              ------------   ------------   ------------





          The accompanying notes are an integral part of these consolidated financial statements.

                           DIVERSIFIED DATA PRODUCTS, INC.

                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1. ORGANIZATION AND OPERATIONS

    The accompanying consolidated financial statements include the accounts of Diversified Data Products, Inc. (the "Company"), its wholly owned subsidiaries, Diversified Data Products U.K., Ltd., located in the United Kingdom and Compass Export Marketing (CEM) Overseas, Limited located in Dubai, United Arab Emirates. The Company is engaged in the purchase and distribution of computer supplies on a domestic and international basis. Substantially all of the Company's sales are to companies engaged in the retail distribution of computer supplies.

NOTE 2.  SIGNIFICANT ACCOUNTING POLICIES

    The period ended May 30, 1996, as referred to throughout the consolidated financial statements comprises January 1, 1996 through May 30, 1996 ("period ended May 30, 1996").

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CONSOLIDATION

    All subsidiaries which are wholly owned and under common control are included in the consolidated financial statements. Intercompany accounts and transactions are eliminated.

REVENUE RECOGNITION

    Revenues from the sale of products are recognized upon passage of title to the customer, which coincides with shipment.

CASH AND CASH EQUIVALENTS

    Cash and cash equivalents consist of cash on deposit and highly liquid investments with original maturities of 3 months or less.

INVENTORIES

    Inventories are stated at lower of cost or market. Cost is determined using a weighted average method. Inventories consist primarily of purchased goods held for resale.

PROPERTY AND EQUIPMENT

    Property and equipment are recorded at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the assets. Depreciation and amortization periods are as follows:



                                                     ESTIMATED
                                                    USEFUL LIVES
                                                    ------------
              Furniture and fixtures . . . . . .        5 to 7
              Equipment. . . . . . . . . . . . .           5
              Vehicles . . . . . . . . . . . . .           5

                           DIVERSIFIED DATA PRODUCTS, INC.

NOTE 2.  SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

RETIREMENT AND DISPOSAL OF PROPERTIES

    The cost of properties retired or otherwise disposed of, together with the accumulated depreciation provided thereon, is eliminated from the accounts. The net gain or loss is recognized in other income and expense.

LONG-LIVED ASSETS

    The Company assesses impairment of assets on an annual basis using a discounted cash flow approach.

INCOME TAXES

    Income taxes are recognized in the year in which transactions enter into the determination of financial statement income. Deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities.

FOREIGN CURRENCY TRANSACTIONS

    For the Company's subsidiaries located in the United Kingdom and the United Arab Emirates, the functional currency is the U.S. dollar.

DERIVATIVE INSTRUMENTS

    Forward foreign currency contracts are used to manage currency risks relating to existing assets or liabilities denominated in a foreign currency. Gains or losses are recognized in income in the current period. Net contract values are included in receivables or payables as appropriate.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

         Cash and cash equivalents - The carrying amount reported in the balance sheet approximates fair value.

         Foreign currency exchange contracts - The fair value of the Company's foreign exchange contracts is estimated based on quoted market prices of comparable contracts.

         Short- and long-term debt - The carrying amounts of the Company's borrowings approximate their fair value.

NOTE 3.  PURCHASE OF COMPASS EXPORT MARKETING

    On March 31, 1993, the Company purchased Compass Export Marketing U.K. (CEM U.K.) and a company under common control of CEM U.K., CEM-Overseas. The transaction was accounted for as a purchase in accordance with Accounting Principles Board (APB) Opinion No. 16. CEM U.K. became a wholly owned subsidiary of the Company and changed its name to Diversified Data Products U.K., Ltd. The purchase price for CEM U.K. and CEM-Overseas totaled approximately $710,000, including the assumption of liabilities. DDP issued 2,750 shares of DDP common stock to the shareholder of CEM in exchanges for 100 percent ownership of CEM U.K. and CEM-Overseas. Goodwill of approximately $134,000 was recorded in connection with this acquisition and is being amortized on a straight-line basis over 40 years.

                           DIVERSIFIED DATA PRODUCTS, INC.

NOTE 3.  PURCHASE OF COMPASS EXPORT MARKETING - (CONTINUED)

    Accumulated amortization was $5,864, $9,215 and $10,611 at December 31, 1994, December 31, 1995 and May 30, 1996, respectively. The amortization life chosen was based upon the long-term business plan of the Company to expand operations internationally.

NOTE 4. PROPERTY AND EQUIPMENT

    Property and equipment consist of the following:


                                                             DECEMBER 31,             MAY 30,
                                                     --------------------------    -----------
                                                         1994           1995           1996
                                                     -----------    -----------    -----------
    Furniture and fixtures . . . . . . . . . . .     $   153,122    $   153,122    $   153,122
    Vehicles . . . . . . . . . . . . . . . . . .          44,130         35,150         35,150
                                                     -----------    -----------    -----------
                                                         197,252        188,272        188,272
      Less - Accumulated depreciation. . . . . .         (60,035)       (92,760)      (106,760)
                                                     -----------    -----------    -----------
                                                     $   137,217    $    95,512    $    81,512
                                                     -----------    -----------    -----------
                                                     -----------    -----------    -----------


NOTE 5. BORROWING ARRANGEMENTS


                                                             DECEMBER 31,             MAY 30,
                                                     --------------------------    -----------
                                                         1994           1995           1996
                                                     -----------    -----------    -----------
    Short-term debt:
      Line-of-credit, due on demand. . . . . . .     $ 1,500,000    $ 1,500,000    $ 1,500,000
                                                     -----------    -----------    -----------
      Long-term debt: Agreement dated October 6,
        1993, maturing on November 30, 1996. . .     $    24,000    $    12,000    $     7,000
          Less - Current portion . . . . . . . .         (12,000)       (12,000)        (7,000)
                                                     -----------    -----------    -----------
               Total long-term debt. . . . . . .     $    12,000    $        --    $        --
                                                     -----------    -----------    -----------
                                                     -----------    -----------    -----------



    The Company's line-of-credit allows borrowings up to $1,500,000. The line-of-credit bears interest at prime rate plus 1.75 to 2.0 percent (10.0 percent at May 30, 1996, and 9.75 percent at December 31, 1995, payable monthly). This line-of-credit is collateralized by all the assets of the Company, and is guaranteed by the officer shareholders. The line-of-credit expired on April 30, 1996, and was extended on substantially similar terms through July 31, 1996. See also Note 12 regarding repayment of the line-of-credit.

    The note payable bears interest at the prime rate plus 2.5 percent (10.75 percent at May 30, 1996). Payments are due in monthly installments of $1,000 plus interest. The note is collateralized by certain assets of the Company and is due November 30, 1996.

    In connection with the line-of-credit agreement, the Company has agreed to certain covenants including, but not limited to, maintenance of specified levels of current assets in excess of current liabilities and maintenance of specified levels of debt-to-equity ratios. At December 31, 1995, the Company was not in compliance with certain covenants. A waiver of covenant compliance was received for the related violations at December 31, 1995, extending through December 31, 1996.

NOTE 6.  OPERATING LEASES

    The Company leases office space and vehicles under various operating leases. Leases which expire are generally renewed or replaced by similar leases and renewal options.

                           DIVERSIFIED DATA PRODUCTS, INC.

NOTE 6.  OPERATING LEASES - (CONTINUED)

    The approximate minimum annual lease payments for noncancelable lease agreements with terms in excess of one year are approximately as follows:

         1996. . . . . . . . . . . . . . . . . .     $    74,000
         1997. . . . . . . . . . . . . . . . . .          51,000
         1998. . . . . . . . . . . . . . . . . .          39,000
                                                     -----------
                                                     $   164,000
                                                     -----------
                                                     -----------

NOTE 7.  INCOME TAXES

    The provision for income taxes consists of the following:

                                                          1994          1995
                                                       ---------     ---------
         Current federal . . . . . . . . . . . .       $  22,203     $  11,134
         Current foreign . . . . . . . . . . . .              --        12,500
         Deferred federal (benefit) expense. . .          13,554        (2,524)
                                                       ---------     ---------
              Total tax expense. . . . . . . . .       $  35,757     $  21,110
                                                       ---------     ---------
                                                       ---------     ---------

    Deferred tax assets and liabilities include the following:

                                                            DECEMBER 31,
                                                     -------------------------
                                                         1994          1995
                                                     -------------------------
         Deferred tax assets:
           Receivables . . . . . . . . . . . . .     $      693     $    1,700
         Deferred taxes:
           Property, plant and equipment . . . .        (14,247)       (12,730)
                                                     -----------    ----------

         Net deferred taxes. . . . . . . . . . .     $  (13,554)    $  (11,030)
                                                     -----------    ----------
                                                     -----------    ----------

    The difference between the U.S. federal income tax statutory rate and the Company's effective income tax rate is as follows:

                                                          1994          1995
                                                       ---------     ---------
         U.S. federal statutory rate
           applied to income before tax. . . . .       $  24,035     $  13,670
         Graduated tax rates . . . . . . . . . .         (11,527)      (10,809)
         Permanent differences . . . . . . . . .           8,388         8,056
         Foreign tax rates . . . . . . . . . . .          10,405        10,039
         Adjustment to prior year tax accrual. .           3,518            --
         Other . . . . . . . . . . . . . . . . .             938           154
                                                       ---------     ---------
         Provision for income taxes. . . . . . .       $  35,757     $  21,110
                                                       ---------     ---------
                                                       ---------     ---------

    The 1996 provision for income taxes was recorded using an estimated effective tax rate of approximately 50 percent.

NOTE 8.  STOCKHOLDERS' EQUITY

    The authorized capital stock of the Company consists of 50,000 shares of common stock, $1.00 par value, of which 8,250 shares were outstanding as of December 31, 1994, December 31, 1995, and May 30, 1996. A liquidating dividend was paid to the shareholders prior to the close of business on May 30, 1996. See Note 12.

                           DIVERSIFIED DATA PRODUCTS, INC.

NOTE 8.  STOCKHOLDERS' EQUITY - (CONTINUED)

    Changes in stockholders' equity are as follows:


                                                                    ADDITIONAL
                                        SHARES         COMMON         PAID IN       RETAINED
                                      OUTSTANDING       STOCK         CAPITAL       EARNINGS
                                      -----------    -----------    -----------    -----------
       Balance, January 1, 1994. .          8,250    $     8,250    $   139,095    $   402,688
       Net income  . . . . . . . .             --             --             --         34,931
                                      -----------    -----------    -----------    -----------
       Balance, December 31. 1994.          8,250    $     8,250    $   139,095    $   437,619
       Net income. . . . . . . . .             --             --             --         19,096
                                      -----------    -----------    -----------    -----------
       Balance, December 31, 1995.          8,250    $     8,250    $   139,095    $   456,715
       Net income. . . . . . . . .             --             --             --         14,757
       Dividend payment. . . . . .             --             --         (2,234)      (471,472)
                                      -----------    -----------    -----------    -----------
       Balance, May 30, 1996 . . .          8,250    $     8,250    $   136,861    $        --
                                      -----------    -----------    -----------    -----------
                                      -----------    -----------    -----------    -----------


NOTE 9.  CASH FLOWS

    Cash paid during 1994, 1995 and for the period ended May 30, 1996, for interest and income taxes was as follows:

                                             DECEMBER 31,             MAY 30,
                                      -------------------------     ----------
                                         1994           1995           1996
                                      ----------     ----------     ----------
       Interest. . . . . . . . . .    $  133,509     $  152,590     $   63,384
       Income taxes. . . . . . . .    $   68,976     $   43,000     $   25,000

    During the year ended December 31, 1995, the Company accepted $48,531 of inventory in satisfaction of an account receivable of the same amount. The value of the inventory accepted was based upon negotiated terms between the parties.

NOTE 10.  DERIVATIVE INSTRUMENTS - FORWARD FOREIGN CURRENCY CONTRACTS

    The Company remains at risk for possible changes in the market value of the derivative instrument; however, such risk should be mitigated by changes in the underlying hedged item. The Company is also exposed to credit risk in the event of nonperformance by counter parties. The creditworthiness of counter parties is subject to continuing review and full performance is anticipated.

    The following table sets forth quantitative information of the derivative instruments:


                                               FAIR VALUE    CARRYING AMOUNT      RECORDED        AGGREGATE
                                                 ASSETS          ASSETS           DEFERRED        CONTRACT
                                           (LIABILITIES)(a)   (LIABILITIES)    GAIN OR (LOSS)     VALUES (b)
                                            ---------------  ---------------  ---------------  ---------------
                                                             (IN THOUSANDS)

December 31, 1995:
Forward foreign currency contracts ( c )
Payables . . . . . . . . . . . . . . . . .     $     (203)     $       (1)      $       --        $      202
                                             ------------    ------------     ------------      ------------
     Total . . . . . . . . . . . . . . . .     $     (203)     $       (1)      $       --        $      202
                                             ------------    ------------     ------------      ------------
                                             ------------    ------------     ------------      ------------

May 30, 1996:
Forward foreign currency contracts ( c )
Payables . . . . . . . . . . . . . . . . .     $     (403)     $       (4)      $       --        $      399
Receivables. . . . . . . . . . . . . . . .            110              (2)              --               112
                                             ------------    ------------     ------------      ------------
     Total . . . . . . . . . . . . . . . .     $     (293)     $       (6)      $       --        $      511
                                             ------------    ------------     ------------      ------------
                                             ------------    ------------     ------------      ------------



------------------------

                           DIVERSIFIED DATA PRODUCTS, INC.

       NOTE 10. DERIVATIVE INSTRUMENTS - FORWARD FOREIGN CURRENCY CONTRACTS - (CONTINUED)

(a) The fair value amounts for currency contracts are based on dealer quotes of forward prices covering the remaining duration of the foreign exchange contract.
(b) Contract or notional amounts do not quantify risk exposure, but are used in the calculation of cash settlements under the contracts. The contract or notional amounts do not reflect the extent to which positions may offset one another.
(c) The forward foreign currency contracts mature in 1996.

    The Company had no outstanding forward foreign currency contracts at December 31. 1994.

NOTE 11.  BUSINESS SEGMENT INFORMATION - RESULTS OF FOREIGN OPERATIONS

    The Company operates in one business segment that sells computer and office automation supplies. Included in the segment information are U.S. operations and two non-U.S. operations which are wholly owned subsidiaries located in Leeds, United Kindom and Dubai, United Arab Emirates.


                                                                         NON-U.S.
             1994                      TOTAL        U.S. OPERATIONS     OPERATIONS
--------------------------------  ---------------   ---------------   ---------------
Net sales. . . . . . . . . . . .  $    18,068,615   $    13,041,663   $     5,026,952
Identifiable assets. . . . . . .  $     3,348,705   $     2,098,227   $     1,250,478
Income before taxes. . . . . . .  $        70,688   $       101,292   $       (30,604)

                                                                         NON-U.S.
             1995                      TOTAL        U.S. OPERATIONS     OPERATIONS
--------------------------------  ---------------   ---------------   ---------------
Net sales. . . . . . . . . . . .  $    13,356,700   $     8,382,644   $     4,974,056
Identifiable assets. . . . . . .  $     3,595,270   $     2,106,760   $     1,488,510
Income before taxes. . . . . . .  $        40,206   $        38,061   $         2,145

                                                                         NON-U.S.
   PERIOD ENDED MAY 30, 1996           TOTAL        U.S. OPERATIONS     OPERATIONS
--------------------------------  ---------------   ---------------   ---------------
Net sales. . . . . . . . . . . .  $     5,363,269   $     3,812,154   $     1,551,115
Identifiable assets. . . . . . .  $     2,814,373   $     1,718,828   $     1,095,545
Income before taxes. . . . . . .  $        30,907   $        56,662   $       (25,755)



    Export sales from the U.S. approximated 16% of the total consolidated net sales for the year ended December 31, 1995. Such sales were made primarily to customers in Asia. Export sales for the year ended December 31, 1994 and the period January 1, 1996 through May 30, 1996 were not significant.

NOTE 12.  CHANGE IN OWNERSHIP

    May 30, 1996, the Company's stockholders sold their interest in the Company to Pittsburgh Investment Group (LLC). Immediately thereafter, LLC contributed all of such shares of DDP to Miami Computer Supply Corpration, and Ohio corporation (MCSC), resulting in DDP becoming a wholly owned subsidiary of MCSC.

    Prior to the stockholders of DDP selling their investment in the Company, a liquidating dividend totaling $473,706 was distributed.

    In June 1996, MCSC advanced the Company the funds necessary to repay the line-of-credit balance.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................   10
Use of Proceeds...........................................................   15
Market for the Registrant's Common Equity and Related Stockholder
  Matters.................................................................   15
Dividend Policy...........................................................   15
Capitalization............................................................   16
Selected Consolidated Financial and Operating Data........................   16
Unaudited Pro Forma Financial Data........................................   19
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................   21
Business..................................................................   30
Management................................................................   44
Certain Transactions......................................................   53
Selling Stockholders......................................................   56
Principal Stockholders....................................................   57
Description of Capital Stock..............................................   58
Restrictions on Acquisition of the Company................................   60
Plan of Distribution......................................................   65
Legal Matters.............................................................   65
Experts...................................................................   65
Additional Information....................................................   66
Index to Financial Statements.............................................  F-1

                                 391,109 SHARES

                                     [LOGO]

                       MIAMI COMPUTER SUPPLY CORPORATION

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                               OCTOBER 7, 1997
                            ------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth costs and expenses of the sale and distribution of the securities being registered. All amounts except the Securities and Exchange Commission filing fee are estimates.



SEC filing fees.......................................................  $  1,580
Printing, postage and mailing.........................................     5,000
Legal fees and expenses...............................................    42,000
Blue Sky fees and expenses............................................     5,000
Accounting fees and expenses..........................................     5,000
Miscellaneous fees and expenses.......................................     2,000
                                                                             ---
  Total...............................................................  $ 60,580
                                                                             ---
                                                                             ---



------------------------

*   To be filed by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The Company is an Ohio corporation. Section 1701.59 of the Ohio General Corporation law states:

    "(B) A director shall perform his duties as a director, including his duties as a member of any committee of the directors upon which he may serve, in good faith, in a manner he reasonably believes to be in or not opposed to the best interests of the corporation, and with the care that an ordinarily prudent person in a like position would use under similar circumstances. In performing his duties, a director is entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data, that are prepared or presented by:

        (1) One or more directors, officers, or employees of the corporation who the director reasonably believes are reliable and competent in the matters prepared or presented;

        (2) Counsel, public accountants, or other persons as to matters that the director reasonably believes are within the person's professional or expert competence;

        (3) A committee of the directors upon which he does not serve, duly established in accordance with a provision of the articles or the regulations, as to matters within its designated authority, which committee the director reasonably believes to merit confidence.

    (C) For purposes of division (B) of this section:

        (1) A director shall not be found to have violated his duties under division (B) of this section unless it is proved by clear and convincing evidence that the director has not acted in good faith, in a manner he reasonably believes to be in or not opposed to the best interests of the corporation, or with the care that an ordinarily prudent person in a like position would use under similar circumstances in any action brought against a director, including actions involving or affecting any of the following:

           (a) A change or potential change in control of the corporation, including a determination to resist a change or potential change in control made pursuant to division (F)(7) of section 1701.13 of the Revised Code.

           (b) A termination or potential termination of his service to the corporation as a director;

           (c) His service in any other position or relationship with the corporation.

        (2) A director shall not be considered to be acting in good faith if he has knowledge concerning the matter in question that would cause reliance on information, opinions, reports, or statements that are prepared or presented by the persons described in divisions (B)(1) to (3) of this section to be unwarranted.

        (3) Nothing contained in this division limits relief available under section 1701.60 of the Revised Code.

    (D) A director shall be liable in damages for any action he takes or fails to take as a director only if it is proved by clear and convincing evidence in a court of competent jurisdiction that his action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or undertaken with reckless disregard for the best interests of the corporation. Nothing contained in this division affects the liability of directors under section 1701.95 of the Revised Code or limits relief available under section 1701.60 of the Revised Code. This division does not apply if, and only to the extent that, at the time of a director's act or omission that is the subject of complaint, the articles for the regulations of the corporation state by specific reference to this division that the provisions of this division do not apply to the corporation.

    (E) For purposes of this section, a director, in determining what he reasonably believes to be in the best interests of the corporation, shall consider the interests of the corporation's shareholders and, in his discretion, may consider any of the following:

        (1) The interests of the corporation's employees, suppliers, creditors, and customers;

        (2) The economy of the state and nation;

        (3) Community and societal considerations;

        (4) The long-term as well as short-term interests of the corporation and its shareholders, including the possibility that these interests may be best served by the continued independence of the corporation.

    (F) Nothing contained in division (C) or (D) of this section affects the duties of either of the following:

        (1) A director who acts in any capacity other than his capacity as a director;

        (2) A director of a corporation that does not have issued and outstanding shares that are listed on a national securities exchange or are regularly quoted in an over-the-counter market by one or more members of a national or affiliated securities association, who votes for or assents to any action taken by the directors of the corporation that, in connection with a change in control of the corporation, directly results in the holder or holders or a majority of the outstanding shares of the corporation receiving a greater consideration for their shares than other shareholders."

    Section 1701.13(E) of the OGCL states:

    "(E)(1) A corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against expenses, including attorney's fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of it self, create a presumption that the person did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

    (2) A corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation, as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against expenses, including attorney's fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any of the following:

           (a) Any claim, issue, or matter as to which such person is adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless, and only to the extent that, the court of common pleas of the court in which such action or suit was brought determines, upon application, that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court of common pleas or such other court shall deem proper;

           (b) Any action or suit in which the only liability asserted against a director is pursuant to section 1701.95 of the Revised Code.

        (3) To the extent that a director, trustee officer, employee, member, manager, or agent has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in division (E)(1) or (2) of this section, or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses, including attorney's fees, actually and reasonably incurred by him in connection with the action, suit, or proceeding.

        (4) Any indemnification under division (E)(1) or (2) of this section, unless ordered by a court, shall be made by the corporation only as authorized in the specific case, upon a determination that indemnification of the director, trustee, officer, employee, member, manager or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in division (E)(1) or (2) of this section. Such determination shall be made as follows:

           (a) By a majority vote of a quorum consisting of directors of the indemnifying corporation who were not and are to parties to or threatened with the action, suit, or proceeding referred to in division (E)(1) or
       (2) of this section;

           (b) If the quorum described in division (E)(4)(a) of this section is not obtainable or if a majority vote of a quorum of disinterested directors so directs, in a written opinion by independent legal counsel other than an attorney, or a firm having associated with it an attorney, who has been retained by or who has performed services for the corporation or any person to be indemnified within the past five years;

           (c) By the shareholders;

           (d) By the court of common pleas or the court in which the action, suit, or proceeding referred to in division (E)(1) or (2) of this section was brought.

    Any determination made by the disinterested directors under division
(E)(4)(a) or by independent legal counsel under division (E)(4)(b) of this section shall be promptly communicated to the person who threatened or brought the action or suit by or in the right of the corporation under division (E)(2) of this section, and, within ten days after receipt of such notification, such person shall have the right to petition the court of common pleas or the court in which such action or suit was brought to review the reasonableness of such determination.

        (5)(a) Unless at the time of a director's act or omission that is the subject of an action, suit, or proceeding referred to in division (E)(1) or
    (2) of this section, the articles or the regulations of a corporation state, by specific reference to this division, that the provisions of this division do not apply to the corporation and unless the only liability asserted against a director in an action, suit, or proceeding referred to in division
    (E)(1) or (2) of this section, the articles or the regulations of a corporation state, by specific reference to this division, that the provisions of this division do not apply to the corporation and unless the only liability asserted against a director in an action, suit, or proceeding referred to in division (E)(1) or (2) of this section is pursuant to section 1701.95 of the Revised Code, expenses, including attorney's fees, incurred by a director in defending the action, suit, or proceeding shall be paid by the corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding, upon receipt of an undertaking by or on behalf of the director in which he agrees to do both of the following:

           (i) Repay such amount if it is provided by clear and convincing evidence in a court of competent jurisdiction that his action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or undertaken with reckless disregard for the best interests of the corporation;

           (ii) Reasonably cooperate with the corporation concerning the action, suit, or proceeding.

           (b) Expenses, including attorney's fees, incurred by a director, trustee, officer, employee, member, manager, or agent in defending any action, suit, or proceeding referred to in division (E)(1) or (2) of this section, may be paid by the corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding, as authorized by the directors in the specific case, upon the receipt of an undertaking by or on behalf of the director, trustee, officer, employee, member, manager, or agent to repay such amount, if it ultimately is determined that he is not entitled to be indemnified by the corporation.

        (6) The indemnification authorized by this section shall not be exclusive of, and shall be in addition to, any other rights granted to those seeking indemnification under the articles, the regulations, any agreement, a vote of shareholders or disinterested directors, or otherwise, both as to action in their official capacities and as to action in another capacity while holding their offices or positions, and shall continue as to a person who has ceased to be a director, trustee, officer, employee, member, manager, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

        (7) A corporation may purchase and maintain insurance or furnish similar protection, including, but not limited to, trust funds, letters of credit, or self-insurance, on behalf of or for any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section. Insurance may be purchased from or maintained with a person in which the corporation has a financial interest.

        (8) The authority of a corporation to indemnify persons pursuant to division (E)(1) or (2) of this section does not limit the payment of expenses as they are incurred, indemnification, insurance, or other protection that may be provided pursuant to divisions (E)(5), (6), and (7) of this section. Divisions (E)(1) and (2) of this section do not create any obligation to repay or return payments made by the corporation pursuant to division (E)(5)(6), or (7).

        (9) As used in division (E) of this section, "corporation" includes all constituent entities in a consolidation or merger and the new or surviving corporation, so that any person who is or was a director, officer, employee, trustee, member, manager, or agent of such a constituent entity, or is or was serving at the request of such constituent entity as a director, trustee, officer, employee, member, manager, or agent or another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the new or surviving corporation as he would if he had served the new or surviving corporation in the same capacity."

    The Amended and Restated Articles of Incorporation of the Company also limit the liability of, and provide indemnification to, directors and officers of the Company. Article VIII of the Company's Articles states:

        "A. LIMITATION OF LIABILITY. No director shall be personally liable to the Corporation or its stockholders for monetary damages for any act or omission by such director as a director; provided that a director's liability shall not be limited or eliminated to the extent that it is proved by clear and convincing evidence in a court of competent jurisdiction that his action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the Corporation, or was undertaken with reckless disregard for the best interests of the Corporation. No amendment to or repeal of this Article VIII.A. shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

        B. INDEMNIFICATION. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, by reason of the fact that such person is or was a director, trustee, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, trustee, officer, employee, member, manager or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, partnership, joint venture, trust or other enterprise or employee benefit plan, against liability and expenses (including court costs and attorney's fees), judgments, fines, excise taxes and amounts paid in satisfaction, settlement or compromise actually and reasonably incurred by such person in connection with such action, suit or proceeding to the full extent authorized by Section 1701.13 of the OGCL or any successor provision thereto.

        C. ADVANCEMENT OF EXPENSES. Reasonable expenses incurred by a director, officer, employee or agent of the Corporation in defending an action, suit or proceeding described in Article VIII.B. shall be paid by the Corporation as they are incurred, in advance of the final disposition of such action, suit or proceeding, as authorized by the Board of Directors only upon receipt of written affirmation by or on behalf of such person in which he agrees to do both of the following: (i) repay such amount if it is proved by clear and convincing evidence in a court of competent jurisdiction that his action or failure to act involved an act or omission undertaken with the deliberate intent to cause injury to the Corporation or undertaken with reckless disregard for the best interests of the Corporation, and (ii) reasonably cooperate with the Corporation concerning the action, suit or proceeding.

        D. OTHER RIGHTS AND REMEDIES. The indemnification provided by this
    Article VIII shall not be deemed to exclude any other rights to which those seeking indemnification or advancement of expenses may be entitled under the Corporation's Articles of Amendment, any insurance or other agreement, trust fund, letter of credit, surety bond, vote of stockholders or disinterested directors or otherwise, both as to actions in their official capacity and as to actions in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, member, manager or agent and shall inure to the benefit of the heirs, executors and administrators of such person; provided that no indemnification shall be made to or on behalf of an individual in respect of any of the following:
    (i) any claim, issue, or matter as to which such person is adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation unless, and only to the extent that, a court of competent jurisdiction determines that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper; or (ii) any action or suit in which the only liability asserted against a director is pursuant to Section 1701.95 of the OGCL or any successor thereto.

        E. INSURANCE. Upon resolution passed by the Board of Directors, the Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Corporation, or was serving at the request of the Corporation as a director, officer, employee, member, manager or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, partnership, joint venture, trust or another enterprise or employee benefit plan, against any liability asserted against him or incurred by him in any such capacity, or arising out of his status, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article or the OGCL.

        F. MODIFICATION. The duties of the Corporation to indemnify and to advance expenses to a director, officer, employee or agent provided in this
    Article VIII shall be in the nature of a contract between the Corporation and each such director, officer, employee or agent and no amendment or repeal of any provision of this Article VIII shall alter, to the detriment of such director, officer, employee or agent, the right of such person to the advance of expenses or indemnification related to a claim based on an act or failure to act which took place prior to such amendment or repeal."

    Article X of the Company's Code of Regulations states:

           "(a) A director of the Corporation shall not be personally liable for monetary damages for action taken, or any failure to take action, as a director, to the extent set forth in the Corporation's Amended and Restated Articles of Incorporation, which provisions are incorporated herein with the same affect as if they were set forth herein.

           (b) The Corporation shall indemnify any person who is a director, officer, employee or agent of the Corporation to the extent set forth in the Corporation's Amended and Restated Articles of Incorporation, which provisions are incorporated herein with the same affect as if they were set forth herein."

    In addition, the Company has obtained a directors and officers liability insurance policy relating to certain actions or omissions which may be taken, or omitted to be taken, by the directors and officers of the Company, as well as a policy which insures against errors and omissions in the offering documents relating to the offer and sale of the Common Stock to the public.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

    The following provides information with respect to all securities of the Registrant sold by the Registrant within the past three years that were not registered under the Securities Act:

    (a)-(b) The Registrant sold Common Stock as follows:

                                  AMOUNT OF COMMON
DATE OF SALE                         STOCK SOLD                        IDENTITY OF PURCHASER(S)
-------------------------------  ------------------  -------------------------------------------------------------
April 30, 1997.................         106,383      Imperial Data Supply Corporation
July 1, 1997...................         129,730      Two Stockholders of Data Associates, Inc.
July 15, 1997..................         154,996      One Stockholder of Force 4 D.P. Supplies, Inc.

    (c) Each transaction was separately negotiated with IDSC and with the stockholders of DATA and Force 4 and resulted in the acquisition of: (i) substantially all of the assets and the assumption of certain liabilities of IDSC; (ii) all of the outstanding capital stock of DATA; and (iii) all of the outstanding capital stock of Force 4. See also "Business--Business Strategy,--Acquisition Strategy" in the Prospectus.

    (d) Each of the transactions were "transactions by an issuer not involving any public offering" within the meaning of Section 4(2) and Regulation D, promulgated thereunder. Form D's and amendments thereto were filed as a result of each transaction, reference is made thereto.

    (e) Not applicable.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    The exhibits and financial statement schedules are filed as a part of this Registration Statement are as follows:

    (a) List of Exhibits



      3.1  Amended and Restated Articles of Incorporation of Miami Computer Supply Corporation.*
      3.2  Amended and Restated Code of Regulations of Miami Computer Supply Corporation.*
      4.0  Form of Stock Certificate of Miami Computer Supply Corporation.*
      5.0  Legal opinion of Elias, Matz, Tiernan & Herrick L.L.P.
     10.1  Lease by and between Draft Partnership and Miami Computer Supply, Inc. dated October
             26, 1995.*
     10.2  Lease by and between John Schwarz, Sr., Marcella Schwarz, John Schwarz, Jr. and
             Robert T. Schwarz and Miami Computer Supply, Inc. dated June 30, 1994.*
     10.3  Miami Computer Supply, Inc. Profit Sharing Plan.*
     10.4  Miami Computer Supply, Inc. Section 125C Cafeteria Plan.*
     10.5  Commercial Note: Revolving Credit Line by and between Miami Computer Supply, Inc. and
             National City Bank of Dayton dated September 11, 1996.*

     10.6  Epson Authorized Reseller Agreement dated June 28, 1995.*
     10.7  Proxima Reseller Agreement dated May 29, 1996.*
     10.8  Hewlett Packard U.S. Reseller Channel Agreement as amended January 1, 1996.*
     10.9  Lexmark Dealer Agreement dated November 1986.*
    10.10  3M Authorized Distributor Agreement dated January 27, 1987.*
    10.11  Employment Agreement by and between Miami Computer Supply, Inc. and Albert L. Schwarz dated May 30, 1996.*
    10.12  Employment Agreement by and between Miami Computer Supply, Inc. and Thomas C. Winstel dated May 30, 1996.*
    10.13  Employment Agreement by and between Miami Computer Supply, Inc. and Richard A.
             Newkold dated May 30, 1996.*
    10.14  Employment Agreement by and between Miami Computer Supply, Inc. and Roger E. Turvy dated May 30, 1996.*
    10.15  Employment Agreement by and between Miami Computer Supply, Inc. and Michael E. Peppel dated May 30, 1996.*
    10.16  Employment Agreement by and between Miami Computer Supply, Inc. and John Huffman, III dated May 30, 1996.*
    10.17  Split Dollar Agreement by and between Miami Computer Supply, Inc. and Albert L.
             Schwarz dated December 1, 1995.*
    10.18  Split Dollar Agreement by and between Miami Computer Supply, Inc. and Thomas C.
             Winstel dated December 1, 1995.*
    10.19  Split Dollar Agreement by and between Miami Computer Supply, Inc. and Richard A.
             Newkold dated December 1, 1995.*
    10.20  Split Dollar Agreement by and between Miami Computer Supply, Inc. and Roger E. Turvy dated December 1, 1995.*
    10.21  Letter from Pittsburgh Investment Group LLC to Albert L. Schwarz dated May 30, 1995 regarding the split dollar agreements.*
    10.22  Miami Computer Supply Corporation 1996 Stock Option Plan.*
    10.23  Miami Computer Supply Corporation Non-employee Director Stock Option Plan.*
     21.0  Subsidiaries of the registrant.**
     23.1  Consent of Elias, Matz, Tiernan & Herrick L.L.P. (included in Exhibit 5.0)
     23.2  Consent of Price Waterhouse LLP.**
     24.0  Power of Attorney (included in Signature Page of this Registration Statement).**
     27.0  Financial Data Schedule.**



------------------------

* Incorporated by reference from the Company's initial public offering registered on Form S-1, SEC File No. 333-12689.



**  Previously filed.



    (b) Financial Statement Schedules

    All schedules have been omitted as not applicable or not required under the rules of Regulation S-X.

ITEM 17.  UNDERTAKINGS.

    The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

    (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 420A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(5) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be anew registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Form S-1 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dayton, Ohio on October 7, 1997.

                                MIAMI COMPUTER SUPPLY CORPORATION

                                By:            /s/ ALBERT L. SCHWARZ
                                     ------------------------------------------
                                                 Albert L. Schwarz
                                                     PRESIDENT




    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


             NAME                         TITLE                    DATE
------------------------------  --------------------------  -------------------

   /s/ ALBERT L. SCHWARZ for
------------------------------  Chairman of the Board       October 7, 1997
     Anthony W. Liberati*

    /s/ ALBERT L. SCHWARZ       Director and President
------------------------------    (Principal executive      October 7, 1997
      Albert L. Schwarz           officer)

     /s/ ALBERT L. SCHWARZ for
------------------------------  Director and Vice Chairman  October 7, 1997
       Robert G. Hecht*           of the Board

    /s/ ALBERT L. SCHWARZ for
------------------------------  Director and Treasurer      October 7, 1997
      Harry F. Radcliffe*

    /s/ THOMAS C. WINSTEL
------------------------------  Director, Secretary and     October 7, 1997
      Thomas C. Winstel          Vice President

                                Vice President--Chief
    /s/ ALBERT L. SCHWARZ for     Financial Officer
------------------------------    (Principal financial      October 7, 1997
      Michael E. Peppel*          officer and principal
                                  accounting officer)

* Albert L. Schwarz has signed on behalf of each of the individuals in the capacities stated as their attorney-in-fact.